082-35701

Kingsgate
Consolidated Limited

RECEIVED
2008 JAN 31 A 3:25

January 17, 2007

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549, USA

08000488

Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

SUPPL

Dear Ladies and Gentlemen:

Re: Kingsgate Consolidated Limited (KSKGY; CUSIP 496362104)
<u>Paper –based Submission of Disclosure Documents under Rule 12g3-2(b)</u>

Kingsgate Consolidated Limited (the "Company"), an Australian corporation listed on the Australian Stock Exchange (the "ASX"), has an existing exemption under Rule 12g3-2(b). The Company's trading symbol on the over-the-counter market is KSKGY and its CUSIP number is 496362104.

Please find attached all required disclosure documents for the Company since 14 June 2007 when an application for the exemption to Rule 12g3-2(b) was requested. No trading has occurred in the Company's ADR Program since launching on September 14, 2007.

Truly Yours

Stephen Promnitz
Corporate Development Manager
Kingsgate Consolidated Limited
spromnitz@kingsgate.com.au
+61 419 194 918

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

1/31

SCHEDULE I

Documents made public, filed or distributed since 14 June 2007

No	Document Date	Document Name
1.	12 July 2007	Notice of Change of Interests of Substantial Shareholder
2.	16 July 2007	Kingsgate – 1st Mining Company with SA8000
3.	31 July 2007	Fourth Quarter Activities Report – June 2007
4.	8 August 2007	Kingsgate Presentation at Diggers and Dealers Kalgoorlie
5.	28 August 2007	Preliminary Final Financial Report
6.	28 August 2007	Full Year Accounts – Summary Presentation
7.	17 September 2007	Becoming a Substantial holder
8.	26 September 2007	Denver Gold Forum 2007 Kingsgate Presentation
9.	4 October 2007	Sale of Andean Resources Limited
10.	4 October 2007	Ceasing to be a Substantial holder for AND
11.	10 October 2007	Notice of AGM/Proxy Form/Annual Report
12.	18 October 2007	Ceasing to be a Substantial holder
13.	30 October 2007	First Quarter Activities Report
14.	2 November 2007	Thai Gold Royalties
15.	15 November 2007	Chairman's Address to Shareholders
16.	15 November 2007	CEO Presentation for the AGM
17.	15 November 2007	Results of Meeting
18.	19 November 2007	Director Appointment/Resignation
19.	19 November 2007	Initial Director's Interest Notice x2

No	Document Date	Document Name
20.	28 November 2007	Change in Substantial holding
21.	3 December 2007	Trading Halt
22.	3 December 2007	Kingsgate Calls for Clarification
23.	5 December 2007	Lease Update
24.	5 December 2007	Suspension from Official Quotation
25.	10 December 2007	Kingsgate Mine Leases Unaffected
26.	10 December 2007	Reinstatement to Official Quotation
27.	10 December 2007	Audio Stream Interview – Mine Leases Unaffected
28.	11 December 2007	Kingsgate Sustainability Award
29.	17 December 2007	Kingsgate Scores Top Industry Award
30.	18 January 2008	Second Quarter Activities Report – Dec 2007
31.	18 January 2008	Becoming a Substantial holder

ASX

AUSTRALIAN SECURITIES EXCHANGE

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Search results: Company announcements for KINGSGATE CONSOLIDATED LIMITED. (KCN)

Released between 01/01/2007 and 31/12/2007

See below for:

- **Previous codes used by this company**

Announcements released as KCN

Date	Price sens.	Headline	Pages	PDF	Edited text*
17/12/2007		Kingsgate Scores Top Industry Award	1	PDF	-
11/12/2007		Kingsgate Sustainability Award	3	PDF	-
10/12/2007		Audio Stream Interview - Mine Leases Unaffected	1	PDF	-
10/12/2007	!	Reinstatement to Official Quotation	1	PDF	-
10/12/2007	!	Kingsgate Mine Leases Unaffected	2	PDF	-
05/12/2007	!	Suspension from Official Quotation	1	PDF	-
05/12/2007	!	Lease Update	1	PDF	-
03/12/2007		Kingsgate Calls for Clarification	1	PDF	-
03/12/2007	!	Trading Halt	1	PDF	-
28/11/2007		Change in substantial holding	44	PDF	-
19/11/2007		Initial Director's Interest Notice X2	4	PDF	-
19/11/2007		Director Appointment/Resignation	1	PDF	-
15/11/2007		Results of Meeting	2	PDF	-
15/11/2007		CEO Presentation for the AGM	24	PDF	-
15/11/2007		Chairman's Address to Shareholders	3	PDF	-
02/11/2007	!	Thai Gold Royalties	1	PDF	-
30/10/2007	!	Quarterly Activities Report	9	PDF	-
18/10/2007		Ceasing to be a substantial holder	2	PDF	-
10/10/2007		Notice of Annual General Meeting/Proxy Form/Annual Report	115	PDF	-
04/10/2007		Ceasing to be a substantial holder for AND	2	PDF	-
04/10/2007	!	Sale of Andean Resources Limited	1	PDF	-
26/09/2007		Denver Gold Forum 2007 Kingsgate Presentation	22	PDF	-
17/09/2007		Becoming a substantial holder	52	PDF	-
28/08/2007		Full Year Accounts - Summary Presentation	11	PDF	-
28/08/2007	!	Preliminary Final Report	96	PDF	-
08/08/2007		Kingsgate Presentation at Diggers and Dealers Kalgoorlie	22	PDF	-

31/07/2007 !	Quarterly Activities Report - June 2007	8	PDF	-
16/07/2007	Kingsgate- 1st Mining Company with SA8000	2	PDF	-
12/07/2007	Notice of Change of Interests of Substantial Shareholder for	2	PDF	-
14/06/2007 !	Gold Hedging	1	PDF	-
07/06/2007	Appendix 3B	9	PDF	-
05/06/2007	Macquarie Gold Day Presentation	16	PDF	-
01/06/2007 !	Standard and Poors Announces June Quarterly Index Rebalance	3	PDF	-
28/05/2007	Change in substantial holding/Change of Directors Int Not	7	PDF	-
08/05/2007	RIU Sydney Resources Round-Up Presentation	19	PDF	-
30/04/2007 !	Third Quarter Activities Report	9	PDF	-
26/04/2007	Appendix 3B	9	PDF	-
26/04/2007	Financing Package	1	PDF	-
18/04/2007	Change in substantial holding	4	PDF	-
12/04/2007 !	Chatree North Mining Leases- Environmental Approval Received	1	PDF	-
14/03/2007	Appendix 3B	9	PDF	-
14/03/2007 !	Share Placement to Thai Interests	1	PDF	-
09/03/2007 !	Response to ASX Share Price Query	3	PDF	-
02/03/2007	Tampa Update Presentation	20	PDF	-
26/02/2007	Amended: Chatree Mine Upgrade - H West Mineralisation	3	PDF	-
26/02/2007 !	Chatree Mine Upgrade	3	PDF	-
21/02/2007	Becoming a substantial holder	4	PDF	-
20/02/2007 !	Half Yearly Report & Half Year Accounts	18	PDF	-
31/01/2007	Expiry of Options	1	PDF	-
25/01/2007	Second Quarter Activities Report	10	PDF	-
25/01/2007 !	Second Quarter Activities Report	10	PDF	-

Useful Information

- **How and when are company announcements published on www.asx.com.au?**
- * Edited text summaries are available from 1 January 1998 to 30 June 2003

Previous codes used by this company

- KCL changed to KCN

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Kingsgate
Consolidated Limited
ABN 42 000 837 472

14 June 2007

(1 page including cover)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Kingsgate Now Unhedged – Final Delivery into Gold Hedge Positions

The Company wishes to announce it has shipped the final physical delivery into its gold hedging programme. The Company is now in a position to take full advantage of spot gold prices, after delivering 58,780 ounces of gold this financial year at an average price of US$316 per ounce.

The gold hedge positions were established as part of the original 100% debt-funded project finance facility for the Chatree Gold Mine, put in place in 2001, at spot gold prices of US$260/oz. A decision was made in late 2005 to aggressively deliver into the out-of-the-money hedge positions to provide Kingsgate full exposure to a rising gold price.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Andean Resources Limited

ACN/ARSN: CAN 064 494 319

1. Details of substantial holder (1)

Name: Kingsgate Consolidated Limited ("Kingsgate")

ACN/ARSN (if applicable): ACN 000 837 472

There was a change in the interests of the substantial holder on: 22 / 06 / 2007

This notice is also given on behalf of Kingsgate South America Pty Ltd (CAN 118 498 561) and Kingsgate Capital Pty Ltd (CAN 095 220 607) ("Related Bodies")

The previous notice was given to the company on: 24 / 10 / 2006

The previous notice was dated: 24 / 10 / 2006

2. Previous and present voting power

The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	64,103,104	21.36%	64,103,104	18.57%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
22/06/2007	Kingsgate and Related Bodies	Dilution as a result of Shareholder approval of placement(s)			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered Holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
As set out on Item 3 above.					

5. Change in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addressed

The addresses of persons named in this form are as follows:

Name	Address

Signature

print name	Peter Warren	Capacity	Company Secretary
sign here		Date	12/07/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 67B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Kingsgate
Consolidated Limited
ABN 42 000 837 472

16 July 2007

(2 pages including cover)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Kingsgate's Thai subsidiary becomes first mining company to gain Social Accountability SA8000 Standard

Kingsgate's Thai subsidiary, Akara Mining Limited, which operates the world's safest gold mine, has become the world's first mining company * to gain accreditation under Social Accountability SA8000.

This standard is considered the global standard for assuring a fair and humane workplace and for improving working conditions. SA8000 was established by SAI (Social Accountability International), an international non-profit human rights organisation dedicated to the ethical treatment of workers around the world, and it follows the principles of the UN Universal Declaration of Human Rights and the International Labour Organisation (ILO).

The rigorous social audit required to obtain the Standard includes workplace standards and multi-stakeholder consultation with diverse groups including workers, local communities and NGO's within an open and transparent system.

The SA8000 standard is held by some of the world's most respected companies, with a focus on the manufacturing sector. It demonstrates a credible Corporate Social Responsibility (CSR) strategy with a strong social performance component. It has been described as the "current benchmark in corporate social accountability" by Amnesty International.

For investors, SA8000 provides credible assurance of ethical production of gold and silver, reinforcing Kingsgate's commitment to world's best practice which leads to high staff retention levels, improved productivity and the transparency to withstand discerning NGO, government agency or ethical investor scrutiny.

The SA8000 Standard is the latest addition to Akara/Kingsgate's impressive record of implementing best practice international standards at its mining operation. These include:

ISO9001 - Quality
ISO14001 - Environment
OHSAS18001 - Health + Safety
TLS8001:2003 - Thai Labour Standard
ISO17025 - Laboratory Standard (underway)
GRI - Global Reporting Initiatives (in relevant areas).

These standards have been reinforced by winning numerous awards in Thailand, such as Business of the Year 2006 (AustCham). Global independent CSR rating agency RepuTex has Kingsgate as the only ASX listed mining company with an A rating or better, except for BHP and Rio Tinto.

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

July 16, 2007

Kingsgate's CEO and Akara's President, Gavin Thomas, described it as "a shining example of a mining company of actually doing what it says, demonstrating how modern mining can be sustainable, both socially and environmentally. Although management creates the vision of how we want our company to operate, the drive and implementation comes from our committed Thai employees and contractors. This is a tribute to our 99% Thai workforce and I congratulate them all for again excelling in delivering world's best practice at Asia's showcase mine."

For further information on this standard please log on to Social Accountability International's website www.SA8000.org. Here you will also find details on the SA8000 Elements which is located in the overview page of this website.

Yours faithfully,

KINGSGATE CONSOLIDATED LIMITED

PETER WARREN

Company Secretary

** Akara is the first stand alone mining company with SA8000.*
Two other operations have been accredited,
But they are part of larger organisations.

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate Consolidated Limited

QUARTERLY REPORT

For the three months ended

30 JUNE 2007

Production Highlights	
Gold Produced	
30 June 2007	**17,164 oz**
31 March 2007	21,805 oz
30 June 2006	35,531 oz
Full year 06/07	85,994 oz
Cash Operating Cost	
30 June 2007	**US$543 /oz**
31 March 2007	US$436 /oz
30 June 2006	US$228 /oz
Full year 06/07	US$440 /oz
Average Gold Price Received	
30 June 2007	**US$366 /oz**
31 March 2007	US$317 /oz
30 June 2006	US$325 /oz
Full year 06/07	US$417 /oz

Securities	
As at 30 June 2007	
Ordinary shares	92,680,392
Unlisted options	6,976,000



Dore Ingots are branded by laboratory Technicians after a gold pour at Chatree

Gavin Thomas, CEO

31 July 2007

Kingsgate Consolidated Limited
ABN 42 000 837 472
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia
Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Key Points

- ◊ **EIA for Chatree North approved.**
- ◊ **Unhedged gold production from June 2007.**
- ◊ **Quarterly Gold Production 17,164 ounces.**
- ◊ **Production full year 06/07 85,994 ounces**
- ◊ **First miner to achieve SA8000 status.**

Overview

Chatree Gold Mine

- ◊ Full year gold production was 85,994 ounces at cash costs of US$440 per ounce with Quarterly production of 17,164 ounces at cash costs of US$543 per ounce.
- ◊ Cash costs were higher for the Quarter, due to very low grade ore feed to the plant.
- ◊ Costs per tonne treated remain low despite significant weakening of the US Dollar.
- ◊ The new H West deposit has been pre-stripped, and mining will commence in July.
- ◊ Akara Mining Limited, the Company's Thai subsidiary, became the world's first mining company to achieve Social Accountability SA8000 status, the global standard for a fair workplace and part of the Company's impressive Corporate Social Responsibility systems.

Development

- ◊ The planned plant expansion to 5 million tonnes throughput per year is still on track for completion in the December Quarter 2008, although dependent on the timing of new mine leases. A final, contract capital cost will be available during the September Quarter 2007.
- ◊ A new streamlined and simplified processing route has been selected. By blending ore types, the Merrill Crowe circuit originally proposed is no longer required, which reduces completion risk, reduces operating costs by lowering cyanide consumption, yet maintains similar silver recoveries.

Mining Leases

- ◊ The EIA, a key milestone event in the Mining Lease grant, was formally approved on 11th April 2007.
- ◊ The head of the DPIM, the Thai Mines Department stated that the Chatree North mining leases will be granted soon. Provincial approvals are nearing completion and will be shortly forwarded to Bangkok for processing by the Ministry of Industry.

Exploration

- ◊ Drilling within H West continues to show excellent intersections, including 9m@4.42g/t, 4m@10.3g/t and 2m@45g/t gold. Two new mineralised zones were identified west of H West including 11m@1.31g/t and 17m@2.33g/t gold.
- ◊ Drilling in K East returned 7m@8.14g/t gold adding resources to this prospect.
- ◊ Ground geophysics now covers 220km² of regional prospects. Updated interpretations underway indicate new drill targets in several areas.
- ◊ Exploration is about to recommence on a recently granted area near Cloncurry, Queensland, previously explored by Kingsgate in 1988-93. A resource of 20,000 ounces gold @ 2g/t was defined near surface, with intercepts of 18m@5.0g/t, 13m@4.2g/t, 8m@10.2g/t and 2m@50g/t gold.

Corporate

- ◊ Kingsgate became an unhedged gold producer in June 2007.
- ◊ Total cash on hand was A$7.3 million (US$6.2 million).
- ◊ Restructured debt facilities of US$28 million completed in July 2007.

Chatree Gold Mine

OPERATIONAL PERFORMANCE

Production at Chatree for the full financial year (1 July 2006 – 30 June 2007) was 85,994 ounces gold at an average grade of 1.2g/t gold, with 290,897 ounces silver. Production for the Quarter was 17,164 ounces due to the low grade of the mill feed of 1.0g/t. Mill feed was supplemented with marginal grade stockpile ore (0.7 -1.0g/t) to maintain throughput. An unusually high volume of waste was moved this Quarter, as part of cutbacks on H pit and H West, readying the mine for greater ore output in the next half. The Company's unhedged status has allowed an economically viable higher strip ratio of waste to ore.

Cash costs for the full financial year to June 2007 were US$440 per ounce gold with total production costs of US$524 per ounce. Cash costs for the June Quarter were US$543 per ounce gold with total production costs of US$660 per ounce. Costs are currently higher due to the very low grade of the mill feed. Mining costs per tonne treated remain low despite the impact of a weak USD (US Dollar) over the last six months, and are in line with budgeted expectations.

Low gold grades are due to reduced ore feed from the two open pits at H pit and A pit (Chatree North). Head grades will improve marginally in the September Quarter due to access to the new H West open pit. Low grades are likely to persist until new pits are opened within the new mining leases at Chatree North which will provide more flexible mine scheduling increasing the gold grade to between 1.8 – 2.2g/t gold.

The mill throughput for the full financial year was 2.4 million tonnes, which is above nameplate capacity. Mill throughput for the June Quarter was 603,000 tonnes. Gold recoveries remained constant at 90.0% for the full financial year, and 90.1% for the June Quarter.

SAFETY AND ENVIRONMENT

Chatree remains the safest gold mine in the world, based on available public data. The world-class safety and environmental record continued with over 7.4 million hours worked without a Lost Time Incident (LTI). Over 9.5 million hours have been worked at Chatree with only one LTI which includes the mine construction period and close to 6 years of mining operations. In addition, there have been no reportable environmental incidents during the life of the mine and it remains in compliance with all its environmental regulations.

SOCIAL ACCOUNTABILITY SA8000

Akara Mining Limited, the Thai subsidiary, became the first mining company in the world to achieve Social Accountability SA8000 status. This is the global benchmark for a fair and equitable workplace and labour standards. It is a key plank in the Company's outstanding Corporate Social Responsibility strategy and supports the world's best practice of the mine's safety and environmental record.

The Company believes that it is the most accredited mining company in the world due to the following international standards being in place: ISO9001 (Quality), ISO14001 (Environment), OHSAS18001 (Health & Safety), TLS8001:2003 (Thai Labour Standard), SA8000 (Social Accountability), ISO17025 (Laboratory Standard) underway, GRI (Global Reporting Initiatives) in relevant areas and International Cyanide Management Code (founding member).

NEW OPERATIONS MANAGER

A new operations manager was appointed at Chatree gold mine, Mr John McDougall. This was to allow Phil MacIntyre to concentrate on the expansion project, to ensure it is delivered on time and on budget, similar to the last two expansion projects at Chatree that were overseen by Phil.

John has extensive experience in Mine Engineering, Mine Evaluation and Mining Operational Management, in Australia and the Pacific, Canada and the United States, the Middle East and SE Asia, developed over more than 40 years. He joined the team at Chatree at the start of June 2007.

John has a track record of improving operational efficiency and improving profitability, with a strong focus on staff improvement and up-skilling.

FORECAST

Production for the next financial year to end June 2008 is in the range of 110,000 to 120,000 ounces gold, depending on the timing of the grant of new mining leases at Chatree North. A production rate in the order of 140,000 to 150,000 ounces gold per annum is anticipated once the full impact of mining in the Chatree North mining leases comes into effect. As a consequence, the cash costs should return to around US$310 to US$330 per ounce based on a treatment rate of 2.4 MTPA (million tonnes per annum).

The plant expansion to 5 MTPA remains on track for completion in the December Quarter 2008.

Chatree Mine	Units	Full Year 2006/07	Jun 07 Quarter	Mar 07 Quarter	Jun 06 Quarter
Waste Mined	bcm	**4,387,709**	1,316,337	1,181,080	1,053,973
Ore Mined	bcm	**546,367**	46,352	151,595	175,517
Waste to Ore Ratio		**8.0**	28.4	7.8	6.0
Ore Mined	tonnes	**1,523,009**	248,591	387,959	466,486
Ore Treated	tonnes	**2,405,226**	603,294	592,821	582,679
Head Grade	Au g/t	**1.2**	1.0	1.2	2.1
	Ag g/t	**9.2**	7.8	9.6	10.1
Gold Recovery	%	**90.0**	90.1	91.0	88.3
Gold Poured	**ounces**	**85,994**	17,164	21,805	35,531
Silver Poured	ounces	**290,897**	57,673	75,521	93,871

Cost Category *	Full Year 06/07 US$/oz Gold	Jun 07 Quarter US$/oz Gold	Mar 07 Quarter US$/oz Gold	Jun 06 Quarter US$/oz Gold
Direct Mining Expense	**460**	559	463	240
Refining and Transport	**2**	3	2	2
By-product Credit	**(38)**	(37)	(46)	(28)
Cash Operating Cost	**424**	525	419	214
Royalty	**16**	18	17	14
Total Cash Cost	**440**	543	436	228
Depreciation/Amortisation	**84**	117	78	43
Total Production Cost	**524**	660	514	271

** Gold Institute Revised Standard for Reporting Production Costs.*

Kingsgate reports unit costs in accordance with the Gold Institute Standard. Silver is accounted for as a by-product at Chatree whereby revenues from silver are deducted from operating costs in the calculation of cash costs per ounce. The Total Cash of future production at Chatree will fluctuate due to changing grade, throughput, strip ratio and recovery outcomes.

Chatree North Development Project

CHATREE NORTH MINING LEASES

The process for granting of the Chatree North mining leases is reaching its conclusion. The Director General of the Department of Primary Industries and Mines (DPIM), Mr Anusorn Nuangpolmak, stated in Thai press that "Akara Mining Limited's request for 9 mining leases will obtain their permission soon" (Thairath news, 1 June 2007). This Thai newspaper has the largest circulation in Thailand,

The springboard for lease granting was the official approval of the Environmental Impact Assessment ("EIA") on 11 April 2007. The mining lease grant initially involves approvals from the Phichit and Phetchabun provincial departments of the Forestry Commission and the DPIM prior to the mining leases final review and grant by the Thai Ministry of Industry. The provincial approval process is complex but is currently well advanced with some departmental approvals already despatched to the Ministry of Industry.

The grant of the new leases will allow the mine to resume full production, with a significantly increased head grade and cash flow, plus re-invigorate exploration activity and trigger the expansion of the mine to 5 MTPA ore treated.

CHATREE NORTH EXPANSION PROJECT

The entire metallurgical and treatment process has been under continuous review with Ausenco prior to completion of the final detailed design of the expanded treatment plant. This review has resulted in a change to the design of the expanded processing plant that will deliver a more streamlined, simplified processing route, which is virtually the same as the current process, with the addition of large leach-only tanks followed by carbon-in-pulp tanks.

These process improvements have meant that the Merrill Crowe circuit considered in the initial design is no longer required. Significantly, silver recoveries will remain at similar levels of around 65%-70% as with the Merrill Crowe technology.

This streamlined circuit will significantly reduce any completion risk, as is it virtually identical to the current plant. Operating costs should also be lower than what was previously planned due to reduced cyanide consumption.

High silver values which are expected in parts of the A Pit will be stockpiled and blended with lower silver grades to maintain a constant feed grade. Most of this additional material will be sourced from the Q Pits, to the north of A Pit. The Q Pits have been re-assessed and will be providing high grade gold ore feed early in the development of Chatree North.

The adjustment to the plant's flowsheet has delayed the final EPC contract with Ausenco, which will be subject to the final grant of the new mining leases at Chatree North. A final contract capital cost is planned to be available during the September Quarter 2007. This cost will take into account the recent strength of the Thai Baht and the Australian dollar versus the US dollar.

The planned plant expansion to deliver a production rate of 5 MTPA ore treated is still scheduled for completion in the December Quarter 2008, although this will be dependent on the timing of final mine lease grant.

In order to protect the expansion completion timetable the critical lead time items (grinding mills) have been ordered with a A$3.8 million deposit paid in June 2007.

Exploration - Thailand

CHATREE MINE AREA

H Pit and H West Prospect

Drilling within H West continues to show excellent intersections, including 2m@45g/t from 98m, 4m@10.3g/t from 31m and 9m@4.42 g/t gold from 141m. Two new mineralised zones were intersected 100m and 250m west of H West including 11m@1.31g/t from 79m and 17m@2.33 g/t gold from 52m.

Intersection details are shown in Appendix A and collar locations in the following figures.

H WEST PROSPECT HIGHLIGHT DRILL RESULTS

Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
3651RC	141.00	150.00	9.00	4.42
3778RC	119.00	122.00	3.00	10.40
3640RC	52.00	69.00	17.00	2.33
3754RC	119.00	132.00	13.00	2.28
3752DD	31.20	35.20	4.00	10.30
3498RDext	98.00	100.00	2.00	45.00
2458RC	16.00	38.00	22.00	1.48

** Intersections may not be true width.*

J Prospect

Drilling in J Prospect returned 6m @ 6.21g/t from 36m and 10m @ 3.4g/t gold from 46m. Recent pit optimization studies indicate that this prospect is economic.

J PROSPECT HIGHLIGHT DRILL RESULTS

Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
5784RC	36.00	42.00	6.00	6.21
5783RC	46.00	56.00	10.00	3.40

** Intersections may not be true width.*


600mE
750mE
Planned H West Pit
11m@1.31g/t Au
17m@2.33g/t Au
H South
100m RL
H West
Section 5975N

Figure 1: H West section 5975N showing new mineralised zones west of H West

Exploration - Thailand



600mE
700mE
800mE
900mE
100m RL
2m@45.0g/t Au
[50m off-section to north]
14m@2.10g/t Au
0m RL
H South Pit
5m@1.41g/t Au
H West
-100m RL
H West Section 5830N

Figure 2. H West section 5,830N (previously reported) showing the new projected intersection

CHATREE NORTH

A Pit

Drilling in A Pit returned 8m@4.7g/t gold from 69 metres.

A PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
5845RC	69.00	77.00	8.00	4.70
	97.00	106.00	9.00	2.15
5836RC	76.00	84.00	8.00	2.79

* *Intersections may not be true width.*

K East Pit

Drilling in K East Pit returned 7m@8.14g/t from 52m and 9m@3.41g/t gold from 90 metres.

K EAST PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
5792RC	1.00	6.00	5.00	2.14
	52.00	59.00	7.00	8.14
5793RC	26.00	34.00	8.00	3.53
5830RC	90.00	99.00	9.00	3.41

* *Intersections may not be true width.*

CHATREE RESOURCES & RESERVES

The Company is completing a review of Resources and Reserves as at 30 April 2007 by an independent consultant and will be releasing an updated Resources and Reserves statement in the near future, once the audit has been completed.



North
A Pit
K West Pit
Chatree Mine
F Prospect
Tailings Storage Facility
MINING LEASE

Aerial photograph of Chatree Mine area showing drillhole locations for significant intersections tabulated in Exploration section.

REGIONAL EXPLORATION - THAILAND

Regional reconnaissance exploration continued with new targets identified with very similar characteristics to Chatree mineralisation. A total of 220km^2 of detailed ground geophysics has been completed (resistivity/chargeability) which covers the Chatree/Chatree North Mine Leases plus extensions into regional targets. This has extended the north-south trend with a high potential for mineralisation to over 23 kilometres in length around the Chatree Mine.

Most target areas are under granted exploration leases (Special Prospecting Licenses) and the Company is well advanced in negotiations to gain access for detailed exploration and drilling.

Panoramic view of "Chatree"



Exploration - Cloncurry, Australia

Exploration is about to recommence on a recently granted exploration license EPM 12409 25 kilometres east of Cloncurry, Queensland. This area was previously explored by Kingsgate in 1988-94, and a new license was applied for in 1993, being finally granted last year.

Previous drilling by Kingsgate had defined a near-surface inferred Mineral Resource, recently updated to JORC standards of 20,000 ounces gold @ 2g/t gold. Drilling did not extend beyond 60m due to drill rig limitations at that time with numerous intersections mineralised to the bottom of hole.

Best RC (Reverse Circulation) drill intercepts included 18m@5.0g/t (from 6m), 13m@4.2g/t (from 4m) and 8m@10.2g/t gold (from 28m). High grade individual 2 metre RC drill intercepts include 2m@50.4g/t and 2m@31.0g/t gold which do not lie within the wider mineralised zones summarised here. Some sections contain minor copper mineralisation with intercepts up to 0.3% copper.

The most continuous drill results used for the resource estimate occur along a 150-200 metre zone about 60 metres wide. However, gold-bearing veins and fractures have been located over an area 1200 metres long by 250 metres wide, around a contact between bleached metasediments and amphibolites in the Mid-Proterozoic Soldiers Cap Formation.

These vein zones lie within a 5km^2 zone of elevated gold and copper values in stream sediments results, adjacent to a broad regional gravity high in the Mt Isa Belt.

Follow-up exploration involves a detailed ground gravity geophysical survey and RAB drilling, prior to deeper RC drill testing, depending on drill rig availability.

WYNBERG PROSPECT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
West Lens				
0003RC	4	18	13	4.24
0006RC	18	22	4	10.28
0007RC	4	8	4	5.60
	28	32	4	5.07
0040RC	31	47	16	3.33
0041RC	28	36	8	10.25
0063RC	26	28	2	50.40
0064RC	57	66	9	5.13
0067RC	6	24	18	4.99
East Lens				
0015RC	31	33	2	31.0

** Intersections may not be true width. All results previously reported in 1992*

Corporate

FINANCE

At 30 June 2007, the group had net cash on hand of A$7.3 million (US$6.2 million). The Company also had in place debt facilities of US$18 million, drawn to A$20 million.

The Company restructured its financing arrangements in July '07 and now has debt facilities of US$28million solely with Investec Bank (Australia) Limited. This facility has provided the Company with more flexibility with respect to current requirements and future changes which may be necessary to finance the expansion.

No shares were bought back by the Company during the Quarter.

PLACEMENT TO THAI INTERESTS

A strategic placement of 2.25 million shares to Thai interests was fully paid during June.

ANDEAN INVESTMENT

As at 30 June 2007, Kingsgate's investment in Andean Resources Limited has increased in value to A$60million. Kingsgate has not been offered any stake in the last two private placements, which has diluted our equity position to 18.57% of Andean's register, although still the largest shareholder.

AMERICAN DEPOSITARY RECEIPTS (ADR'S)

Kingsgate is nearing the completion of an American Depositary Receipt (ADR) program on NASDAQ in the United States. This is aimed to allow domestic US funds, without an international component, and high net worth retail investors, a simple way to invest in Kingsgate via the pink sheet system (www.pinksheets.com)

Kingsgate is not required to provide any additional information or accounts reporting apart from that provided to the ASX.

Trading should become available in early August.

Kingsgate's ticker code will be ADR/OTC: KSKGY.

GOLD HEDGE POSITION

Kingsgate's gold sales became unhedged in June 2007. The Company delivered into the remaining 15,000 ounces of gold hedge positions at US$316 per ounce during the June Quarter. The average cash price received by Kingsgate for gold sales in the June Quarter was US$366/oz. Gold production has been delivered solely into the prevailing spot gold price from mid June 2007.

The summary of the gold and silver sales is tabulated below.

The decision taken by the Company almost two years ago to aggressively deliver into the outstanding gold hedge positions has been vindicated by the rising gold spot price. Kingsgate's decision has impacted cash flow, but has not been at a significant dilution to shareholders.

SUMMARY HEDGE SALES - GOLD & SILVER					
Category	Units	Full Year 2006/07	Jun 07 Quarter	Mar 07 Quarter	Jun 06 Quarter
Average Prevailing Spot Gold Price	US$/oz	634	667	643	618
Av. Cash Price Received	US$/oz	417	366	317	325
Gold sold	ounces	86,889	17,516	23,664	34,653
Silver sold	ounces	291,048	53,633	87,924	91,942
Revenue from Metal Production	US$M	39.9	7.1	8.7	12.4



Ernest Henry Mine
Rocklands
CLONCURRY
WYNBERG EPM 12409
Eloise Mine
7740000 mN
7720000 mN
7700000 mN
7680000 mN
420000 mE
440000 mE
460000 mE
480000 mE
500000 mE
520000 mE
N

Wynberg Prospect location plan showing geology and major projects



LEGEND
Mineralised Corridor
Drill Hole
Intersection > 10 Au gm m
OPEN
OPEN
N
4/2.66, 10/3.65
4/3.30, 10/1.83, 6/4.05
6/2.15
8/3.42
4/5.91
13/4 24
4/26 62
9/5 27
4/3.10
8/2.18
8/10.25
20/2 94
20/3.49
10/4 69
10/2 50
20/4 74
16/3 78
4/3.64
2/6.99
4/16 47
2/11 8
4/5 95, 6/3 72, 6/4 94
6/3 54
Map Area
EPM 12409

Plan of mineralised corridor showing drill intersections (width/grade in g/t gold). Note. Distance between grid lines is 500 metres.

Kingsgate Consolidated Limited

Board of Directors

Ross Smyth-Kirk - Chairman
John Falconer - Non-Executive Director
Peter McAleer - Non-Executive Director

Company Secretary

Peter Warren

Senior Management Team

Gavin Thomas
Chief Executive Officer
Phil MacIntyre
Chief Operating Officer & General Manager, Akara Mining Limited
Stephen Promnitz
Corporate Development Manager
Peter Warren
Chief Financial Officer
Ron James
General Manager, Exploration & Resources Development
John McDougall
Operations Manager, Chatree Gold Mine

Registered Office

Kingsgate Consolidated Limited
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000, Australia
Phone: (61 2) 8256 4800 Facsimile: (61 2) 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Competent Persons Statement

Information in this report that relates to geology, drilling, mineralisation and Mineral Resource estimates is based on information compiled by Ron James and Mike Garman, employees of the Kingsgate Group, and Peter Spiers, a contractor, who are Competent Persons under the meaning of the JORC Code with respect to the mineralisation being reported on. All have given their consent to the Public Reporting of these statements concerning geology, drilling and mineralisation.

Issued Share Capital

Kingsgate has 92,680,392 ordinary shares on issue and 6,976,000 unlisted options at 30 June 2007.

Quarterly Share Price Activity

Quarter	High	Low	Last
December 2003	$4.25	$3.38	$3.84
March 2004	$3.98	$3.25	$3.76
June 2004	$3.90	$3.25	$3.76
September 2004	$3.59	$2.92	$3.00
December 2004	$3.40	$2.35	$2.45
March 2005	$2.75	$2.05	$2.26
June 2005	$2.98	$2.02	$2.84
September 2005	$3.75	$3.08	$3.72
December 2005	$4.67	$3.55	$4.60
March 2006	$6.45	$4.55	$6.44
June 2006	$6.80	$3.74	$5.14
September 2006	$5.39	$4.15	$4.59
December 2006	$4.65	$3.65	$4.20
March 2007	$4.94	$3.47	$4.75
June 2007	$6.06	$4.57	$5.55

Share Registry

Security Transfer Registrars Pty Ltd
770 Canning Highway,
Applecross WA 6953.
PO Box 535,
Applecross WA 6953.
Phone: (61 8) 9315 2333.
Facsimile: (61 8) 9315 2233.
Email: registrar@securitytransfer.com.au

All direct shareholding enquiries to the share registry, please.

Appendix A

H WEST PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)

Hole No.	Easting Local_H	Northing Local_H	Azimuth Local_H	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
3651RC	496	6124	90	-60	162.00	141.00	150.00	9.00	4.42
3638RC	523	6083	90	-60	160.00	116.00	125.00	9.00	2.43
1973RDext	624	6081	90	-60	220.5	124.00	128.00	4.00	2.43
					and	159.15	166.00	6.85	3.62
					and	198.00	205.50	7.50	1.34
3755RC	543	6029	90	-60	144.00	126.00	133.00	7.00	1.87
3778RC	787	6001	90	-55	141.00	119.00	122.00	3.00	10.40
3640RC	462	5981	90	-58	147.00	52.00	69.00	17.00	2.33
3775RC	283	5981	93	-55	111.00	79.00	90.00	11.00	1.31
3776RC	799	5975	90	-80	140.00	128.00	137.00	9.00	1.14
3747RC	802	5954	90	-75	140.00	110.00	111.00	1.00	16.40
					and	120.00	126.00	6.00	3.54
3754RC	804	5954	0	-90	140.00	119.00	132.00	13.00	2.28
3628RC	848	5951	90	-60	114.00	50.00	55.00	5.00	4.98
2381RC	833	5926	0	-90	102.00	89.00	99.00	10.00	2.12
3629RC	837	5924	90	-75	108.00	72.00	84.00	12.00	1.68
3630RC	828	5911	90	-55	108.00	79.00	86.00	7.00	1.53
2382RC	828	5901	0	-90	108.00	85.00	94.00	9.00	1.15
3635RC	810	5880	0	-90	120.00	92.00	100.00	8.00	1.28
3752DD	860	5879	100	-82	55.60	31.20	35.20	4.00	10.30
3642RC	529	5876	90	-60	180.00	83.00	84.00	1.00	18.20
3498RDext	716	5849	90	-60	171.00	98.00	100.00	2.00	45.00
3773RC	577	5726	90	-60	200.00	114.00	118.00	4.00	5.65
3783RC	596	5725	90	-60	178.00	158.00	162.00	4.00	4.25
2458RC	738	5599	90	-77	84.00	16.00	38.00	22.00	1.48
3178RC	817	5505	90	-64	110.00	90.00	96.00	6.00	1.68

K EAST PROSPECT DRILL RESULTS - (intercepts with Au assays > 10gram.meters)

Hole No.	Easting Local_C	Northing Local_C	Azimuth Local_C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5792RC	6820	2435	90	-55	84.00	1.00	6.00	5.00	2.14
					and	52.00	59.00	**7.00**	**8.14**
5793RC	6796	2435	90	-55	99.00	26.00	34.00	8.00	3.53
5794RC	6863	2411	270	-55	66.00	0.00	5.00	5.00	4.80
5816RC	6931	2284	90	-55	123.00	120.00	122.00	2.00	10.72
5830RC	7120	2261	270	-55	108.00	90.00	99.00	9.00	3.41

A PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)

Hole No.	Easting Local_C	Northing Local_C	Azimuth Local_C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5845RC	5132	19822	90	-55	151.00	69.00	77.00	8.00	4.70
					and	97.00	106.00	9.00	2.15
5844RC	5150	19673	90	-55	117.00	52.00	60.00	8.00	1.89
5836RC	5125	19673	90	-55	90.00	76.00	84.00	8.00	2.79
5839DD	5100	19673	90	-55	124.10	97.00	104.00	7.00	2.04

J PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)

Hole No.	Easting Local_C	Northing Local_C	Azimuth Local_C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5784RC	5032	1706	90	-55	120.00	36.00	42.00	6.00	6.21
5783RC	5007	1685	90	-55	101.00	46.00	56.00	10.00	3.40
5815RD	5007	1660	90	-55	102.00	18.00	25.00	7.00	2.51
5886RC	4982	1660	90	-55	140.00	71.00	75.00	4.00	2.11
5781RC	5006	1611	90	-55	140.00	109.00	113.00	4.00	2.83
5878RC	5054	1436	90	-55	84.00	75.00	78.00	3.00	3.21

** Intersections may not be true width*

Kingsgate
Consolidated Limited
ABN 42 000 837 472

8 August 2007

Via ASX Online
(22 pages including this page)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Kingsgate's presentation at Diggers & Dealers, Kalgoorlie

Please find attached a 21 page presentation and update about Kingsgate, presented at Diggers and Dealers in Kalgoorlie, on Tuesday afternoon, 7 August 2007.

Yours sincerely,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate

Consolidated Limited

GROWTH

August 2007

Disclaimer

Forward Looking Statements:

These materials include forward looking statements. Forward looking statements inherently involve subjective judgment & analysis & are subject to significant uncertainties, risks & contingencies, many of which are outside the control of, & may be unknown to, the company.

Actual results and developments may vary materially from that expressed in these materials. The types of uncertainties which are relevant to the company may include, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company & general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company undertakes any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.

www.kingsgate.com.au

Growth ... and More Growth

Production

Up 40% This Year*

110-120,000oz F'cast*

~300,000oz/yr - end 08*

* dependent on lease grant timing

Discoveries

Past Resource Growth of 0.5-1Moz/yr in Resources

Chatree 10Moz potential

Major new discoveries within 'regional play'

Who is Kingsgate? (ASX:KCN)

- Thai focus – Chatree Mine
- 90-150,000oz/yr since 2000
- ~300,000oz/yr rate - end '08
- 1.7 Moz Reserves
- World Class Gold Belt
- 4.8 Moz Total Resource*
- Mkt Cap: ~A$500 million
- Shares: 92.7 million+7M options
  - Thai shareholders in Thai subsidiary
  - Thai IPO scheduled in next 2 years


Chatree
Gold Belt
Bangkok
500 Kilometres

** includes mine depletion*

Trigger to Growth - Leases

Trigger: Chatree North Mine Lease Approval

- Environmental Approval GRANTED
- Provincial Mining Approvals COMPLETE
- Provincial Forestry Land Access COMPLETE
- Process moving to Bangkok & nearing completion
- Final Approval expected soon

Chatree North Leases


Q Pits
A Pit
5 km
H West
C-H Pit
K Pits
A East
A Pit & A East
2.3 Moz Resource
1.4Moz Reserve
Higher grade underground potential

Improved head grade on granting

Excellent Track Record

- World's Safest Gold Mine
- No other gold mine with better ISO standards
- Only mining company granted Social Accountability SA8000
- Zero Environmental Incidents
- Community projects
- Training focus - 99% Thai
- High quality, stable workforce
- Thai investors demonstrate belief in Kingsgate's future


Chatree



Expansion – ON TRACK

- Streamlined & proven processing route
- 5 Million tpa treatment plant (commission Dec '08)
- 300,000 oz/year rate from Dec '08
- Grinding Mills on order – deposit paid
- Ausenco contract nearing completion
  - Proven ON-Time/ON-Budget delivery
- Financed mainly by Thai Banks
- Low cost per tonne processed maintained

Chatree Plant Expansion


Future
Q Pits
Current
A Pit
Ultimate Pit Profile
Combined Throughput
5 mtpa
Expansion Plant
+2.65 mtpa
Processing Plant
2.35 mtpa



Production Growth
Grade Increases
with Lease Granting
Silver ~1.5moz/yr '09
Extra~30,000ozAu equiv#
140,000
Oz
86,000
Oz
~330,000
Eq Oz
05/06
06/07F
07/08F*
08/09F
09/10F
* dependent on lease grant timing
# assume 50oz Ag = 1oz Au equivalent

Unhedged Cash Flow

Gold Hedges Gone

Re-rating due to increased operational cashflow

~300,000 Oz

	05/06	06/07F	07/08F	08/09F	09/10F
Gold hedges	120,000 Oz	59,000 Oz	Nil Oz	Nil Oz	Nil Oz

Chatree Cash Costs/t - Stable

Chatree Total Costs US$/t = Mining, Milling, Admin, Credits


Percentage Change 3 yrs
60%
30%
0
Oil price
Thai Baht vs USD
14%
Chatree Cash Costs US$/t
Chatree Cash Costs US$/t
Range: Peer* Cash Costs US$/t
* Peers: 10 mines 1.5-3mtpa.
Source: Global Mining research
2004/05
2005/06


Chatree North Leases
Chatree North
Mining Lease
Applications
Q Pits
A Pit
A East
K Pits
8
km
H West
C-H Pit


Chatree North Leases (looking south)
C-H Pit
H West
K Pits
A Pit
A East
8 km
Q Pits
No drilling as yet
New Mineralised Trend
Chatree North Mining Lease Applications


Chatree North
2.7 Moz Resource
1.4 Moz Reserve
A Hill
A East
30m @ 16 g/t Au
feeder zone
12m @ 32 g/t Au + 320 g/t Ag
higher grade underground potential

Exploration - Resource Growth


Moz
1
2
3
4
5
Mine Depletion (cum)
Resources
Ore Reserves
2001
2002
2003
2004
2005
2006
2007F

Major growth with drilling (~US$9m/yr)

Near-Mine Resource Growth

- Geophysics shows growth beyond Chatree Mine
- Resistivity shows trend of mineralisation (red)
- Historically high success rate of discovery using Geophysics
- 23km strike length & expanding


Resistivity
Anomalous
Zones
23
km
Chatree
7
km

New Discovery Potential

- World class gold province
  1300 km^2 explor'n leases
- 40 prospective targets
- One target: Chatree-size
  ~30km^2 Geochem Anomaly
  vs. 23km^2 Chatree Anomaly
- First Mover Advantage:
  Selected best areas
- Ground Geophysics:
  220 square kilometres



Phitsanulok
Province
Chatree North
Chatree
Phetchab
Provinc
Phichit
Province
Bangkok
~200km
Nakhonsawan
Province
20 Kilometres
70
km

Thai Update

- Improving political & economic situation
  - Stock Mkt & local currency up strongly
- Approval processes convoluted in Asia
  - EIA approval was key event in process
- Working with strong & complex bureaucracy
- Thai Investors aligned with Kingsgate
- Mines Dept Head states in Press, 1 June 2007,

"9 Mining Leases . . . . obtain permission soon"

(Thairath News)

Kingsgate: Value + Re-rating

Valuation
Consensus 30% higher

12 month Price Targets:
- Macquarie $8/sh
- GSachs JBWere $7/sh
- Other Brokers $6-9/sh

Below Peers
Catalyst – New Leases

Rare for producer to trade below NPV in current mkt

Re-rating overdue

Huge Upside
Exploration & Production Growth

Another great Asian miner

Potential new major Chatree-size discoveries

New World-class Gold Belt with more mines to come

Golden Boomerang

The Thai "Golden Boomerang"

- New World Class Gold Belt
- Major gold prospects identified
- 10Moz Potential- Chatree alone

- Return, with new leases, to:
  - Strong production growth
  - Strong cashflows
  - High profitability
  - Major resource growth
  - New discoveries & mines
- Re-Rating Overdue


KCN controls core of Gold Belt
Chatree Area
Gold Belt
Bangkok
500 Kilometres

www.kingsgate.com.au

Kingsgate

Consolidated Limited

Financials Summary
Full Year 2007

28 August 2007

Disclaimer

Forward Looking Statements:

These materials include forward looking statements. Forward looking statements inherently involve subjective judgment & analysis & are subject to significant uncertainties, risks & contingencies, many of which are outside the control of, & may be unknown to, the company.

Actual results and developments may vary materially from that expressed in these materials. The types of uncertainties which are relevant to the company may include, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company & general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company undertakes any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.

www.kingsgate.com.au

Revenue & Profit

Profit: ($12.6m)
Revenue: $52.6m

Down substantially due to:
- Low grades (1.2g/t)
- Lower production
- Delivery into hedges

Other Charges

Slightly higher costs
$9.4m profit – Goldstar sale
($3.8m) exploration expense
$3.1m prev. tax loss benefit

Cost of Sales Up
No Dividends

Cost of Sales increased due:
- Processing 20% more ore
- Thai Baht up 8% on AUD
- Consumable/fuel costs up

No Dividends until profitable

P&L / Income Statement

	2005 - 06
Revenue + Other Income (A$m)	74.1
Direct Costs (A$m)	(40.3)
Employee Benefits (A$m)	(8.1)
D & A (A$m)	(7.8)
Finance Cost (A$m)	(0.9)
Exploration Expensed (A$m)	(2.9)
Forex & Inventory (A$m)	(0.3)
Hedge Accounting Gain	7.0
Other (A$m)	(4.4)
Tax	0
Profit (A$m)	16.7

Operations: Financial Impact

Past Year	With Leases
Low grade; half prev year	Increased feed grade
Only 2 tight pits	More open pits; increased flexibility to blend ore
Used low grade stockpiles	
High mill thoughput	High mill thoughput & recoveries maintained
Constant 90% Recoveries	
Costs/tonne maintained	Costs/oz: major decrease
Delivered into hedges	Unhedged
Low Profits in Past Year	**High Profits with Leases**

Chatree Cash Costs/t - Stable

Chatree Total Costs US$/t = Mining, Milling, Admin, Credits



Percentage Change 3 yrs
60%
30%
0
Oil price
14%
Chatree Cash Costs US$/t
Chatree Cash Costs US$/t
Range: Peer* Cash Costs US$/t
* Peers: 10 mines 1.5-3mtpa.
Source: Global Mining research
2004/05
2005/06

Trigger to Growth - Leases

Trigger: Chatree North Mine Lease Approval

- Environmental Approval GRANTED
- Provincial Mining Approvals COMPLETE
- Provincial Forestry Land Access COMPLETE
- Process moving to Bangkok & nearing completion
- Final Approval expected soon

Approval Process – Trailblazing!

Previous

- Initial Applicatn Discussion (2004)
- Geology Report (2005)
- Mine Plan approved (Jan 06)
- EIA applicatn discussion (2005-06)
- EIA approval (Apr 07)
- Land Access approval (2006-07)
- Provincial approvals – Forestry, Mines Dept (Jun-Aug 07)

Pending

- Provincial approval – Dept Interior
- National approval –Mines Dept, Forestry, Industry
- Minister of Industry - Final Approval

Mining Areas FY08

Prior to Chatree Nth Leases:

- Mining H West & H Cutback, plus minor feed: A, D pits

With Chatree Nth Leases:

- Mining A Pit (Nth & Sth) & K East
- Mining soon after approval


H Cutback


H West
H Cutback

Focus within current leases

Mining Areas FY08


Q Pits
Mining
w leases
Chatree North
Mining Lease
Applications
A Pit
K East
H Cutback
H West
D Pit
C-H Pit
Focus within
current leases

Going Forward

Clean company & clean books:

- Unhedged
- Expensed all exploration ex-Thailand
- Assets "available for sale" = 3x debt position
- Costs per tonne low
- With higher grades come low costs per ounce

Forecast:

- 110-120koz* FY08
- With Leases: Strong cashflow & high profitability

* dependent on lease grant timing

www.kingsgate.com.au

Form 603

Corporations Act
Section 671B

Notice of initial substantial holder

To: Company Name/Scheme: Kingsgate Consolidated Limited

1. Details of substantial holder (1)

Name: UBS Nominees Pty Ltd and its related bodies corporate

ABN: 32 001 450 522

The holder became a substantial holder on: 13 September 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary	4,810,373	4,810,373	5.19%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
UBS Fund Management (Switzerland) AG	Fund Manager with power to exercise control over disposal of the securities	3,297 Ordinary
UBS AG, Australia Branch	Prime Broker with power to control the exercise of the power to dispose of shares pursuant to a Prime Broking Agreement. (see attached)	307,896 Ordinary
UBS AG, London Branch	Prime Broker with power to control the exercise of the power to dispose of shares pursuant to a Prime Broking Agreement.	3,738,722 Ordinary
UBS AG, London Branch	Beneficial owner	3,200 Ordinary
UBS AG, London Branch	Power to control disposal over shares pursuant to stock borrowing and lending activities	18,441 Ordinary
UBS Securities Australia Ltd	Power to control disposal over shares pursuant to stock borrowing and lending activities	738,817 Ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
UBS Fund Management (Switzerland) AG	Various Custodians	Various Custodians	3,297 Ordinary
UBS AG, Australia Branch	UBS Nominees Pty Ltd	UBS Nominees Pty Ltd	307,896 Ordinary
UBS AG, London Branch	Various Custodians	Various Custodians	3,760,363 Ordinary
UBS Securities Australia Ltd	Warbont Nominees Pty Ltd	Warbont Nominees Pty Ltd	294,158 Ordinary

UBS Securities Australia Ltd	Unknown Custodians	Unknown Custodians	444,659	Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Please see Annexure A.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
UBS Fund Management (Switzerland) AG	Related body corporate
UBS AG, London Branch	Related body corporate
UBS Securities Australia Ltd	Related body corporate
UBS AG, Australia Branch	Related body corporate
Warbont Nominees Pty Ltd	Related body corporate
UBS Nominees Pty Ltd	Related body corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Details of all UBS offices can be found through the following link: http://apps.ubs.com/locationfinder	

Signature

Print name:	Peter Tillman	Capacity:	Alternate Director
Sign here:	[signature]	Date:	14 September 2007

Contact details for this notice:

Peter Tillman
Legal & Compliance
(w) +61 2 9324 2231
(f) +61 2 9324 2558
Email: peter.tillman@ubs.com

16-May-07	UBS Securities Australia Limited	On market	$107	19	Ordinary
15-May-07	UBS Securities Australia Limited	Unknown	-$6	-1	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$570	-102	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$922	-165	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$486	-87	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$229	-41	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$230	-41	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$575	-102	Ordinary
15-May-07	UBS Securities Australia Limited	Unknown	-$22	-4	Ordinary
15-May-07	UBS Securities Australia Limited	Unknown	-$28	-5	Ordinary
15-May-07	UBS Securities Australia Limited	Unknown	-$17	-3	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,886	-338	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,120	-200	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,115	-379	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$548	-98	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$570	-102	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$579	-103	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$579	-103	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$350	-62	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$101	-18	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$237	-42	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$293	-52	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$504	-90	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$4,052	-721	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$573	-102	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$422	-75	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$333	-59	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$525	-93	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$579	-103	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$152	-27	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$573	-102	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$603	-107	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$799	-142	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$297	-53	Ordinary
23-May-07	UBS Securities Australia Limited	On market	$141,082	25,231	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$969	-173	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,800	-500	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,120	-200	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$56	-10	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$118	-21	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$602	-107	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$287	-51	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$220	-39	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$642	-114	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$581	-103	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$581	-103	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$314	-56	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,352	-241	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,378	-247	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,975	-354	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$580	-104	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$568	-102	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$27,850	-5,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$344	-61	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,864	-331	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$106	-19	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$3,360	-600	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,163	-207	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$264	-47	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$224	-40	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,120	-200	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$988	-177	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$559	-100	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$16,710	-3,000	Ordinary
29-May-07	UBS Securities Australia Limited	Unknown	$33	6	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$6,561	1,245	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$18,208	3,455	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$587	110	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$801	-143	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,464	-440	Ordinary

23-May-07	UBS Securities Australia Limited	On market	-$2,286	-409	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,711	-306	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,935	-527	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,202	-215	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$329	-59	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$919	-165	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,448	-260	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,671	-300	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$641	120	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$320	60	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$879	165	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$6,257	1,174	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$4,448	833	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,517	-451	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,118	-200	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,353	-242	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$4,336	-777	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$580	-104	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,007	-359	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$576	-103	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$3,208	-576	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$6,840	-1,228	Ordinary
29-May-07	UBS Securities Australia Limited	On market	$6	1	Ordinary
31-May-07	UBS Securities Australia Limited	Off market	$66,845	12,500	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$27	5	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$79	15	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$53	10	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$53	10	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$206	-37	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,327	-417	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$501	-90	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$576	-103	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$9,491	-1,704	Ordinary
29-May-07	UBS Securities Australia Limited	Unknown	$33	6	Ordinary
29-May-07	UBS Securities Australia Limited	Off market	-$33	-6	Ordinary
29-May-07	UBS Securities Australia Limited	Off market	-$33	-6	Ordinary
29-May-07	UBS Securities Australia Limited	Off market	-$6	-1	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$1,581	300	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$80	15	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$159	30	Ordinary
1-Jun-07	UBS Securities Australia Limited	Unknown	$199,901	37,830	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$550	102	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$135	25	Ordinary
29-May-07	UBS Securities Australia Limited	Unknown	$0	-1	Ordinary
29-May-07	UBS Securities Australia Limited	On market	$94	17	Ordinary
29-May-07	UBS Securities Australia Limited	Unknown	$6	1	Ordinary
29-May-07	UBS Securities Australia Limited	Unknown	$22	4	Ordinary
29-May-07	UBS Securities Australia Limited	Off market	-$22	-4	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$4,272	800	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$1,581	296	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$135	25	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$27	5	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$106	20	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$549	102	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$54	10	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$556	103	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$551	102	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$448	83	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$20,879	3,910	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$3,662	687	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$32,521	6,090	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$4,171	781	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$26,700	5,000	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$53	10	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$128	24	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$550	102	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$387	72	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$556	103	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$329	61	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$551	102	Ordinary

5-Jun-07	UBS Securities Australia Limited	Unknown	$66,978	12,520	Ordinary
5-Jun-07	UBS Securities Australia Limited	Unknown	-$2,970	-550	Ordinary
6-Jun-07	UBS Securities Australia Limited	Unknown	$21,935	4,100	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$64,080	12,000	Ordinary
31-May-07	UBS Securities Australia Limited	On market	$15,851	2,974	Ordinary
1-Jun-07	UBS Securities Australia Limited	On market	$53	10	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$550	102	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$549	102	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$605	112	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$113	21	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$551	102	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$329	61	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$551	102	Ordinary
6-Jun-07	UBS Securities Australia Limited	Unknown	-$21	-4	Ordinary
6-Jun-07	UBS Securities Australia Limited	Unknown	$11	2	Ordinary
7-Jun-07	UBS Securities Australia Limited	Unknown	$811,586	154,750	Ordinary
8-Jun-07	UBS Securities Australia Limited	Unknown	$15	3	Ordinary
8-Jun-07	UBS Securities Australia Limited	Unknown	$10	2	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$556	103	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$275	51	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$443	82	Ordinary
6-Jun-07	UBS Securities Australia Limited	Unknown	-$5	-1	Ordinary
6-Jun-07	UBS Securities Australia Limited	Unknown	-$21	-4	Ordinary
4-Jun-07	UBS Securities Australia Limited	On market	$508	94	Ordinary
5-Jun-07	UBS Securities Australia Limited	On market	$527	98	Ordinary
5-Jun-07	UBS Securities Australia Limited	On market	$441	82	Ordinary
5-Jun-07	UBS Securities Australia Limited	Unknown	$2,970	550	Ordinary
6-Jun-07	UBS Securities Australia Limited	On market	-$59	-11	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$1,068	-200	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$9,607	-1,799	Ordinary
14-Jun-07	UBS Securities Australia Limited	Off market	-$11,170	-2,023	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$44,216	7,730	Ordinary
15-Jun-07	UBS Securities Australia Limited	Off market	-$205,359	-35,000	Ordinary
6-Jun-07	UBS Securities Australia Limited	Unknown	$21	4	Ordinary
8-Jun-07	UBS Securities Australia Limited	On market	-$41	-8	Ordinary
8-Jun-07	UBS Securities Australia Limited	Unknown	$183,104	36,387	Ordinary
8-Jun-07	UBS Securities Australia Limited	Unknown	-$15	-3	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$1,040	-194	Ordinary
6-Jun-07	UBS Securities Australia Limited	Unknown	$5	1	Ordinary
6-Jun-07	UBS Securities Australia Limited	Unknown	$21	4	Ordinary
6-Jun-07	UBS Securities Australia Limited	Unknown	-$11	-2	Ordinary
7-Jun-07	UBS Securities Australia Limited	Off market	$367,996	70,000	Ordinary
8-Jun-07	UBS Securities Australia Limited	Off market	$68,618	13,543	Ordinary
15-Jun-07	UBS Securities Australia Limited	Off market	-$447,352	-79,183	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$42,814	7,485	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$1,148,696	200,821	Ordinary
18-Jun-07	UBS Securities Australia Limited	On market	-$14,400	-2,500	Ordinary
21-Jun-07	UBS Securities Australia Limited	On market	$5,256	942	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$2,642	-493	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$10,287	-1,930	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$789	-148	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$3,562	-667	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$331	-62	Ordinary
8-Jun-07	UBS Securities Australia Limited	Unknown	$0	0	Ordinary
8-Jun-07	UBS Securities Australia Limited	Unknown	$0	0	Ordinary
8-Jun-07	UBS Securities Australia Limited	Unknown	$15	3	Ordinary
8-Jun-07	UBS Securities Australia Limited	Unknown	-$15	-3	Ordinary
8-Jun-07	UBS Securities Australia Limited	Unknown	-$10	-2	Ordinary
20-Jun-07	UBS Securities Australia Limited	Off market	-$3,020	-549	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	-$7,161	-1,314	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	-$13,625	-2,500	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$1,653	-300	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$551	-100	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$29,361	5,133	Ordinary
20-Jun-07	UBS Securities Australia Limited	Off market	$12,590	2,289	Ordinary
20-Jun-07	UBS Securities Australia Limited	Off market	$22,891	4,162	Ordinary
20-Jun-07	UBS Securities Australia Limited	Off market	-$12,590	-2,289	Ordinary
20-Jun-07	UBS Securities Australia Limited	Off market	-$19,630	-3,569	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$21	-4	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$2,744	-512	Ordinary

12-Jun-07	UBS Securities Australia Limited	On market	-$5,703	-1,070	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$815	-153	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$8,096	-1,519	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$551	-100	Ordinary
28-Jun-07	UBS Securities Australia Limited	On market	-$5,745	-1,058	Ordinary
29-Jun-07	UBS Securities Australia Limited	On market	-$8,253	-1,487	Ordinary
3-Jul-07	UBS Securities Australia Limited	Off market	-$226,757	-40,000	Ordinary
10-Jul-07	UBS Securities Australia Limited	Off market	$134,533	25,000	Ordinary
20-Jun-07	UBS Securities Australia Limited	Off market	-$22,891	-4,162	Ordinary
20-Jun-07	UBS Securities Australia Limited	Off market	$19,630	3,569	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	-$4,360	-800	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	-$1,346	-247	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$551	-100	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$1,748	-328	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$794	-149	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$1,314	-246	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$13,350	-2,500	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$7,407	-1,387	Ordinary
16-Jul-07	UBS Securities Australia Limited	On market	-$7,223	-1,345	Ordinary
16-Jul-07	UBS Securities Australia Limited	On market	-$3,152	-587	Ordinary
17-Jul-07	UBS Securities Australia Limited	On market	$1,681	309	Ordinary
18-Jul-07	UBS Securities Australia Limited	On market	-$25,525	-4,789	Ordinary
18-Jul-07	UBS Securities Australia Limited	On market	-$714	-134	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$551	-100	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$551	-100	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$20,486	-3,718	Ordinary
28-Jun-07	UBS Securities Australia Limited	On market	-$5,397	-994	Ordinary
28-Jun-07	UBS Securities Australia Limited	Off market	-$13,206	-2,366	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$8,165	-1,529	Ordinary
12-Jun-07	UBS Securities Australia Limited	On market	-$8,597	-1,610	Ordinary
14-Jun-07	UBS Securities Australia Limited	On market	-$175,680	-32,000	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$114	20	Ordinary
18-Jun-07	UBS Securities Australia Limited	On market	-$10,812	-1,877	Ordinary
18-Jul-07	UBS Securities Australia Limited	On market	-$8,459	-1,587	Ordinary
19-Jul-07	UBS Securities Australia Limited	On market	-$1,394	-260	Ordinary
19-Jul-07	UBS Securities Australia Limited	On market	-$32	-6	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$503	-94	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$765	-143	Ordinary
29-Jun-07	UBS Securities Australia Limited	On market	$7,641	1,402	Ordinary
29-Jun-07	UBS Securities Australia Limited	On market	-$55,500	-10,000	Ordinary
29-Jun-07	UBS Securities Australia Limited	Off market	$165,346	30,000	Ordinary
16-Jul-07	UBS Securities Australia Limited	On market	-$5,370	-1,000	Ordinary
16-Jul-07	UBS Securities Australia Limited	On market	-$832	-155	Ordinary
18-Jun-07	UBS Securities Australia Limited	On market	-$11,520	-2,000	Ordinary
18-Jun-07	UBS Securities Australia Limited	On market	-$6,382	-1,108	Ordinary
20-Jun-07	UBS Securities Australia Limited	Off market	$3,020	549	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	-$758	-139	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$3,036	-551	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$332	-62	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$861	-161	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$722	-135	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$4,435	-829	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$21,459	-4,011	Ordinary
16-Jul-07	UBS Securities Australia Limited	On market	-$2,685	-500	Ordinary
16-Jul-07	UBS Securities Australia Limited	On market	-$763	-142	Ordinary
17-Jul-07	UBS Securities Australia Limited	On market	$19,377	3,562	Ordinary
18-Jul-07	UBS Securities Australia Limited	On market	-$330	-62	Ordinary
18-Jul-07	UBS Securities Australia Limited	On market	-$842	-158	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$551	-100	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$551	-100	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$551	-100	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$551	-100	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	-$551	-100	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	$5,190	1,000	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	$5,237	1,009	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	$10,427	2,009	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	$15,523	2,991	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	$19,239	3,707	Ordinary
18-Jul-07	UBS Securities Australia Limited	On market	-$165	-31	Ordinary
18-Jul-07	UBS Securities Australia Limited	On market	-$5,117	-960	Ordinary

18-Jul-07	UBS Securities Australia Limited	On market	-$15,313	-2,873	Ordinary
19-Jul-07	UBS Securities Australia Limited	On market	-$890	-166	Ordinary
19-Jul-07	UBS Securities Australia Limited	On market	-$204	-38	Ordinary
29-Jun-07	UBS Securities Australia Limited	On market	$3,543	650	Ordinary
29-Jun-07	UBS Securities Australia Limited	On market	-$55,500	-10,000	Ordinary
9-Jul-07	UBS Securities Australia Limited	Off market	$27,089	5,000	Ordinary
16-Jul-07	UBS Securities Australia Limited	On market	-$763	-142	Ordinary
18-Jul-07	UBS Securities Australia Limited	On market	-$784	-147	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	$103,580	20,270	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$10,762	-2,106	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$547	-107	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$2,458	-480	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$507	-99	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$12,690	-2,372	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$1,107	-207	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$514	-96	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$2,226	-416	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$1,814	-339	Ordinary
18-Jul-07	UBS Securities Australia Limited	On market	-$597	-112	Ordinary
18-Jul-07	UBS Securities Australia Limited	On market	-$784	-147	Ordinary
19-Jul-07	UBS Securities Australia Limited	On market	-$107	-20	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$883	-165	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$840	-157	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	$4,347	900	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$9,975	-2,061	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$9,404	-1,939	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$865	-178	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$8,372	-1,719	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$262	-49	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$567	-106	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	-$45,330	-8,569	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	-$1,026	-194	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	-$34,154	-6,568	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$679	-127	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$803	-150	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$899	-168	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$417	-78	Ordinary
20-Jul-07	UBS Securities Australia Limited	On market	-$722	-135	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$1,368	-281	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$865	-178	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$8,748	-1,800	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$5,506	-1,031	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$6,643	-1,244	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	$15,523	2,991	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	$5,725	1,103	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	$6,155	1,186	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	$3,156	608	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$1,082	-211	Ordinary
23-Jul-07	UBS Securities Australia Limited	Off market	$267,605	50,000	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	-$790	-152	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	-$10,400	-2,000	Ordinary
24-Jul-07	UBS Securities Australia Limited	On market	$4,562	879	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	$16,608	3,250	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$3,204	-600	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$19,544	-3,660	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$17,264	-3,227	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	$5,400	1,000	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	$513	95	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$7,541	-1,470	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$25,600	-5,000	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	$511	100	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$25,550	-5,000	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$705	-138	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	$7,036	1,377	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	$15	3	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$10,772	-2,108	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$21,857	-4,269	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$898	-175	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	$4,860	900	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	$89,478	16,570	Ordinary

9-Aug-07	UBS Securities Australia Limited	On market	-$406	-75	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$21,078	-3,889	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$602	-111	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$2,765	-541	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$778	-152	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$1,775	-346	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	$84,380	17,470	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	$2,623	543	Ordinary
25-Jul-07	UBS Securities Australia Limited	On market	-$14,354	-2,798	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	$1,198	248	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	$1,483	307	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	$4,106	850	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$4,545	-939	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$1,021	-188	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$266	-49	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$40,845	-7,536	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$6,558	-1,210	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$938	-173	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	$2,956	612	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	$1,198	248	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$296	-61	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$8,855	-1,822	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$2,270	-468	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$7,738	-1,589	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$13,715	-2,822	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$107	-22	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$21,874	-4,510	Ordinary
8-Aug-07	UBS Securities Australia Limited	On market	-$6,872	-1,411	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$10,369	-1,906	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$2,731	-503	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$4,820	-878	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$1,082	-197	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$1,647	-300	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$8,144	-1,525	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$10,680	-2,000	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$781	-146	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	$724	134	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	$27,000	5,000	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$1,250	-234	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$9,110	-1,706	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$26,700	-5,000	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$3,483	-651	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$7,474	-1,397	Ordinary
14-Aug-07	UBS Securities Australia Limited	On market	$103,054	20,777	Ordinary
14-Aug-07	UBS Securities Australia Limited	On market	-$193,760	-38,752	Ordinary
15-Aug-07	UBS Securities Australia Limited	On market	-$46,800	-10,000	Ordinary
15-Aug-07	UBS Securities Australia Limited	On market	-$33,022	-7,056	Ordinary
15-Aug-07	UBS Securities Australia Limited	On market	-$23,400	-5,000	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$974	-180	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$9,657	-1,785	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$4,220	-780	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$974	-180	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$1,650	-305	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$5,355	-1,001	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$45,892	-8,578	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	$20,596	3,814	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	$1,242	230	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$8,115	-1,500	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$3,225	-594	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$3,899	-718	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$173	-32	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$3,231	-594	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$1,578	-290	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$8,115	-1,500	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	$39,188	7,257	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$9,792	-1,810	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$4,788	-885	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$9,774	-1,800	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$14,742	-2,710	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$28,100	-5,175	Ordinary

9-Aug-07	UBS Securities Australia Limited	On market	-$880	-162	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$3,073	-566	Ordinary
9-Aug-07	UBS Securities Australia Limited	Off market	-$81,779	-15,000	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$3,225	-594	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$3,261	-594	Ordinary
14-Aug-07	UBS Securities Australia Limited	On market	$9,588	1,933	Ordinary
14-Aug-07	UBS Securities Australia Limited	On market	$188	38	Ordinary
14-Aug-07	UBS Securities Australia Limited	On market	$60	12	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$3,777	-688	Ordinary
9-Aug-07	UBS Securities Australia Limited	On market	-$126	-23	Ordinary
14-Aug-07	UBS Securities Australia Limited	On market	$1,007	203	Ordinary
15-Aug-07	UBS Securities Australia Limited	On market	-$2,892	-618	Ordinary
22-Aug-07	UBS Securities Australia Limited	On market	$154	32	Ordinary
14-Aug-07	UBS Securities Australia Limited	On market	$10,104	2,037	Ordinary
14-Aug-07	UBS Securities Australia Limited	Off market	$112,203	22,500	Ordinary
14-Aug-07	UBS Securities Australia Limited	On market	-$43,740	-8,748	Ordinary
15-Aug-07	UBS Securities Australia Limited	On market	-$31,234	-6,674	Ordinary
15-Aug-07	UBS Securities Australia Limited	On market	-$152,512	-32,588	Ordinary
22-Aug-07	UBS Securities Australia Limited	On market	$4,877	1,014	Ordinary
15-Aug-07	UBS Securities Australia Limited	On market	-$26,025	-5,561	Ordinary
15-Aug-07	UBS Securities Australia Limited	On market	-$23,400	-5,000	Ordinary
21-Aug-07	UBS Securities Australia Limited	On market	-$473	-102	Ordinary
21-Aug-07	UBS Securities Australia Limited	On market	-$9,804	-2,113	Ordinary
22-Aug-07	UBS Securities Australia Limited	On market	$5,623	1,169	Ordinary
28-Aug-07	UBS Securities Australia Limited	On market	-$16,977	-3,574	Ordinary
5-Sep-07	UBS Securities Australia Limited	On market	-$8,968	-1,937	Ordinary
27-Aug-07	UBS Securities Australia Limited	On market	$7,504	1,600	Ordinary
27-Aug-07	UBS Securities Australia Limited	On market	$5	1	Ordinary
27-Aug-07	UBS Securities Australia Limited	On market	$6,824	1,455	Ordinary
27-Aug-07	UBS Securities Australia Limited	On market	$2,429	518	Ordinary
5-Sep-07	UBS Securities Australia Limited	On market	$8,968	1,937	Ordinary

Prime Brokerage Agreement

Details

Interpretation – definitions are at the end of the General terms

Parties	**UBS and Customer**	
UBS	Name	**UBS AG, Australia Branch**
	ABN	47 088 129 613
	AFSL	231 087
	Address	Level 16 Chifley Tower, 2 Chifley Square, Sydney, NSW, 2000
	Telephone	+61 2 9324 2000
	Fax	+61 2 9324 2558
	Attention	General Counsel
Customer	Name	**XXX LIMITED as Trustee and Manager of the Scheme**
	ABN	
	AFSL	
	Address	
	Telephone	
	Fax	
	Attention	
	Scheme	
	ARSN	
Recitals	**A**	The Customer wishes to appoint UBS to provide a prime brokerage service to the Customer in its capacity as trustee and manager of the Scheme.
	B	UBS wishes to accept that appointment.
Governing law	New South Wales	
Date of agreement	See Signing page	

General terms

1 Appointment as prime broker

1.1 Appointment

The Customer in its capacity as trustee and manager of the Scheme appoints UBS as prime broker with the power to:

(a) carry out the services referred to in clause 1.2;

(b) perform the functions otherwise expressly or by implication given to UBS under this agreement; and

(c) take any action which UBS reasonably determines is necessary or desirable in connection with the carrying out of the services and functions under this agreement.

1.2 Services

As prime broker UBS will provide the following services to the Customer:

(a) borrowing and lending of securities;

(b) the settlement of transactions that the Customer has entered into with a third party broker;

(c) cash loans;

(d) other services as agreed between the parties from time to time.

1.3 Variation of Services

UBS may vary from time to time the services it will provide to the Customer and the charges associated with those services by prior notice in writing.

1.4 Co-operation

The Customer agrees to ratify and to confirm or to do, or procure the doing of, anything necessary to complete UBS's actions under this agreement.

1.5 Single Agreement

All cash advances to the Customer and securities loans made under this agreement, and any UBS Transactions, are entered into in reliance on the fact that this agreement, the UBS Customer Agreement and any schedules or confirmations concerning those advances, securities loans and UBS Transactions form a single agreement between the parties (collectively referred to as "this agreement") and the parties would not otherwise enter into any of those transactions other than in accordance with this agreement. To the

extent that there is an inconsistency between this Prime Brokerage Agreement and a UBS Customer Agreement, this Prime Brokerage Agreement prevails.

2 Settlement of securities transactions

2.1 Settlement through execution brokers

UBS will settle Transactions as agent for the Customer with any executing broker, including UBS Securities. If UBS Securities, or any other Related Entity of UBS, is the executing broker, a separate agreement will set out the terms of the agreement between UBS Securities and the Customer with regard to the execution of Transactions.

2.2 Time for instructions

The Customer must give UBS instructions to settle a Transaction in accordance with clause 2.1 by 5pm (Sydney time) on the Business Day of the transaction.

2.3 Sell orders

Where the Customer gives a sell order to UBS, the Customer must designate the sell order as either long or short. A sell order that is not designated is deemed to be long. The designation of the sell order as long constitutes a certification that the securities to be sold are owned by the Customer. If such securities are not in UBS's possession, by placing such an order the Customer warrants that the Customer will deliver the securities to UBS on or before that date on which the sell order is to be settled. The Customer agrees to indemnify UBS for any costs, expenses or losses suffered or incurred by UBS as a result of the Customer's failure to deliver securities in accordance with this clause.

2.4 Securities transaction discrepancies and costs

The Customer is responsible for the resolution of discrepancies in relation to Transactions settled by UBS and is liable for all costs and Taxes as a result of, or in connection with, the Transaction.

2.5 Refusal

UBS may refuse to settle any Transaction for the Customer. UBS will notify the Customer of any such refusal giving reasons for such refusal. Unless agreed otherwise, UBS is only deemed to have agreed to settle a Transaction upon it actually settling that Transaction.

2.6 Best efforts

Subject to clause 2.5, UBS will use its best efforts to settle all Transactions.

2.7 No confirmation

UBS will not confirm securities transactions with the executing broker.

2.8 Liability of UBS

UBS shall not be responsible and is not liable for:

(a) any loss on settlement of any Transaction;

(b) any acts or omission of the executing broker or its employees or agents;

(c) compliance with any regulatory requirement to report Transactions to the Stock Exchange or any other securities exchange or regulatory body or any other regulatory reporting or notification requirements in respect of any Transaction or any Assets; or

(d) refusing to settle any Transaction or failing to promptly notify the Customer of refusing or failing to settle a Transaction.

3 Advances

3.1 Cash advances

UBS may, in its sole discretion, make cash advances to the Customer at any time up to the Credit Limit.

3.2 Calls

UBS may call on demand any cash advance made in accordance with clause 3.1 and the advance is repayable in accordance with such demand.

3.3 Interest

Interest will accrue on all cash advances daily at the rate specified in the fee schedule provided to the Customer as updated by UBS from time to time and the Customer must pay such interest at the time and in the manner required by UBS.

3.4 Gross Up for Withholding tax

If a law requires the Customer to deduct an amount in respect of Taxes from a payment under this agreement such that UBS would not actually receive on the due date the full amount provided for under this agreement, then:

(a) the Customer agrees to deduct the amount for the Taxes (and any further deduction applicable to any further payment due under paragraph (c) below); and

(b) the Customer agrees to pay an amount equal to the amount deducted to the relevant authority in accordance with applicable law and give the original receipts to UBS within 10 Business Days after the day on which the original receipts were issued; and

(c) the amount payable is increased so that, after making the deduction and further deductions applicable to additional amounts payable under this clause, UBS will receive (at the time the payment is due)

the amount it would have received if no deductions had been required.

3.5 Use of cash advances

The Customer may only use the proceeds of any cash advance for the purpose of Transactions. The Customer may not use a cash advance, directly or indirectly, for the purpose of making a takeover offer which when completed would result in the Customer or any person controlling the Customer or under the Customer's control acquiring control of any legal entity. The Customer may not publicise the making by UBS of a cash advance (except where required by law or regulation).

4 Fees and charges

4.1 Fee schedule

UBS is entitled to receive fees and charges in accordance with the fee schedule provided to the Customer and updated by UBS from time to time.

4.2 Other amounts

Except as otherwise provided in this agreement, the Customer agrees to indemnify UBS against all Taxes and other costs and expenses (including, without limitation, commissions) that UBS incurs as a result of or in connection with the services it provides to the Customer under this agreement.

4.3 Authority

The Customer authorises UBS to deduct any amount due under this clause 4 from the Cash Account.

5 Margin

5.1 Margin Requirement

UBS may determine and vary at any time, in its discretion, the Margin Requirement from the Customer with respect to obligations of the Customer to UBS pursuant to this agreement and any UBS Customer Agreement, and the acceptable cash or assets or both to meet that demand.

5.2 Notice of Margin Requirement

UBS will give notice in writing to the Customer specifying:

(a) the Outstanding Margin Requirement;

(b) the types of cash and/or Assets which will be accepted by UBS as Margin; and

(c) the Valuation Percentage.

UBS may not give notice unless the Outstanding Margin Requirement specified exceeds the minimum size of margin calls specified in schedule 4.

5.3 Time for payment

The Customer must meet any demand for Outstanding Margin Requirement by delivering Collateral:

(a) in the case of cash – on the same Business Day as the demand for the Outstanding Margin Requirement if the demand is before or on the Notification Time or the next Business Day if the demand is made after the Notification Time; or

(b) in the case of assets other than cash – as agreed between the parties.

5.4 Late payment

If the Customer does not meet a demand for Outstanding Margin Requirement in accordance with the time specified in clause 5.3:

(a) the Customer is liable to pay the Overdue Margin Interest Rate on the amount of the Outstanding Margin Requirement demand it has failed to meet; and

(b) UBS may declare an Event of Default.

5.5 Excess

If the value of the Collateral held by UBS exceeds the Margin Requirement in respect of the Customer, UBS may repay the amount of that excess to the Customer when requested by the Customer in writing. Any such repayment shall be made subject to clause 6.3 and by close of business on the Business Day following such request.

5.6 Registration of charge

The Customer acknowledges that UBS may file or register details of the Security in appropriate jurisdictions. The Customer undertakes to do all things necessary to assist in the creation of an effective charge.

5.7 Encumbrances

The Customer warrants that all assets transferred to UBS as Collateral are free of any Encumbrances at the time such assets are transferred to UBS and will remain free from any Encumbrances while the Assets are held by UBS as Collateral.

6 Payments and Transfers

6.1 Cash

If the Customer is required to pay an amount of cash to UBS under this agreement, the Customer must pay such amount of cash into the bank account or accounts specified by UBS.

6.2 Assets

If the Customer is required to transfer assets to UBS under this agreement, the Customer must transfer or cause the Custodian (including by directing UBS to issue Proper Instructions) to transfer such assets in accordance with the market convention for assets of that type to UBS or such other person as specified by UBS.

6.3 Payments and transfers by UBS

Any obligation of UBS to pay or repay any amount of cash or deliver or redeliver any Asset to the Customer or the Custodian under this agreement is conditional on the Margin held by UBS after the payment or delivery exceeding the Margin Requirement in respect of the Customer.

6.4 Documents and instructions for transfer

For all deliveries under this agreement, the parties agree to execute and deliver all documents and give all instructions necessary for all right, title and interest in the securities or Collateral to be transferred.

7 Custody

7.1 Appointment

The Customer must appoint UBS Nominees Pty Ltd or another person approved by UBS to be the custodian to hold the Custodial Assets.

7.2 Custodian Agreement

The custody agreement between the Customer and the Custodian must be in a form approved by UBS and allow for UBS to be appointed as the sole person authorised to give instructions to the Custodian in relation to the Custodial Assets while this agreement continues in effect or the Customer has any liabilities to UBS arising from this agreement.

7.3 Authority to UBS

The Customer must irrevocably appoint for the period referred to in clause 7.2 UBS as the sole person (to the exclusion of the Customer and its officers) authorised to give instructions on behalf of the Customer to the Custodian in relation to all dealings with the Custodial Assets.

7.4 Authorisation of UBS

The Customer authorises UBS to give instructions on behalf of the Customer to the Custodian in relation to all dealings with the Custodial Assets:

(a) to do anything that this agreement contemplates (either expressly or by implication) will be done by UBS;

(b) to do anything which, in the opinion of UBS, is incidental to, or necessary or desirable in connection with, any act referred to in paragraph (a) above; or

(c) to do anything which UBS is directed to do by the Customer.

7.5 Withdrawal of Assets

In no circumstances is UBS obliged to issue instructions to the Custodian to transfer Custodial Assets if UBS has not consented to the release of the Custodial Assets from the Charge.

7.6 Encumbrances

The Customer warrants that all Custodial Assets which are transferred to or otherwise from time to time held by the Custodian are free of any Encumbrances and will remain free from any Encumbrances while the Assets are held by the Custodian except the Security and any lien routinely imposed on all securities in a relevant clearing system approved by UBS.

8 Securities loans

8.1 Request and acceptance

UBS will lend securities to the Customer, and the Customer will borrow securities from UBS, in accordance with the terms and conditions of the ASLA and with the Rules. If any of the terms of the ASLA are inconsistent with any of the terms of this agreement, this agreement prevails to the extent of the inconsistency.

8.2 Delivery of securities

UBS may, in its discretion, elect to:

(a) satisfy a Borrowing Request in full;

(b) satisfy a Borrowing Request in part; or

(c) reject a Borrowing Request.

8.3 Margin

Before making any Borrowing Request, the Customer must meet all existing calls for Outstanding Margin Requirement and have sufficient Margin available to UBS.

8.4 Use of loaned securities

Loaned securities may only be used by the Customer to settle the Customer's transfer obligations, and may not be transferred elsewhere except where the parties agree.

9 Default

9.1 Events of Default

Each of the following is an Event of Default:

(a) **(non-payment or non-delivery)** the Customer does not pay or deliver on time any amount payable or asset deliverable by it under this agreement; or

(b) **(cross default)** any present or future monetary obligations of the Customer or any of its Subsidiaries for amounts totalling $100,000 are not satisfied on time (or at the end of their period of grace) or become prematurely payable.

(In this clause 9.1((b)), a "monetary obligation" means a monetary obligation in connection with:

(i) money borrowed or raised; or

(ii) any hiring arrangement, redeemable preference share, letter of credit or financial markets transaction (including a swap, option or futures contract); or

(iii) a guarantee or indemnity in connection with money borrowed or raised); or

(c) **(enforcement against assets)** distress is levied or a judgment, order or Encumbrance is enforced, or becomes enforceable, against any property of the Customer (whether in its capacity as trustee and manager or not) or any of its Subsidiaries; or

(d) **(incorrect representation or warranty)** a representation or warranty made by or for the Customer in connection with this agreement is found to have been incorrect or misleading when made; or

(e) **(insolvency)** the Customer or any of its Subsidiaries becomes Insolvent; or

(f) **(ceasing business)** the Customer or any of its Subsidiaries stops payment, ceases to carry on its business or a material part of it, or threatens to do either of those things except to reconstruct or amalgamate while solvent on terms approved by UBS; or

(g) **(appointment of manager)** a person is appointed under legislation to manage any part of the affairs of the Customer or any of its Subsidiaries; or

(h) **(Material Adverse Event)** an event occurs which is or is likely to be (or a series of events occur which, together, are or are likely to be) a Material Adverse Event; or

(i) **(unable or intend not to perform)** the Customer admits to UBS that it is unable or intends not to perform any of its obligations under this agreement; or

(j) **(non-compliance with other obligations)** the Customer fails to perform when due any other obligation under this agreement and the failure is not remedied by the end of the Business Day following the Business Day on which written notice from UBS of the failure is effective; or

(k) **(event of default under Customer Agreements)** a Customer Agreement is terminated due to an event of default (howsoever described) under a Customer Agreement; or

(l) **(breach of security)** there is a breach of any of the terms of the Security; or

(m) **(voidable charge)** the Security or a transaction in connection with it is or becomes (or is claimed to be) wholly or partly void, voidable or unenforceable or does not have (or is claimed not to have) the priority which UBS as the chargee intended it to have ("claimed" in this paragraph means claimed by the chargor in that Security or any of its Related Entities or anyone on behalf of any of them); or

(n) **(prejudice to right of indemnity)** the Customer's right to an indemnity out of the assets of the Scheme is reduced or lost in any way or the Customer disclaims it's right of indemnity; or

(o) **(ceasing to be trustee and manager)** the Customer does or participates in any act or enters into any agreement which might bring about its removal or retirement as trustee and manager of the Scheme or the trustee and manager ceases to be trustee and manager of the Scheme; or

(p) **(Scheme terminated)** the Scheme is terminated, or a resolution that it be terminated is passed by the Customer or by other persons having the power to initiate the termination of the Scheme; or

(q) **(Statement breach)** the Customer fails to deliver the statements set out in clause 14 in accordance with the times set out in Schedule 2; or

(r) any event of default specified in Schedule 5.

Failure by the Customer to comply with any period for remedy notified by UBS will constitute an event of default under this clause.9.1.

9.2 Notification

The Customer must notify UBS immediately if an Event of Default occurs, or an event which with the passing of time, giving of notice, expiry of any applicable grace period or the making of any determination by UBS may constitute an Event of Default for the Customer.

9.3 Consequences of default

If an Event of Default occurs, UBS may by notice to the Customer:

(a) terminate any cash advances made under clause 3;

(b) terminate any loan of securities under clauses 8, 10.2, 10.5 and 10.6;

(c) terminate (including by way of close out) any other transactions or positions entered into in connection with this agreement (including in connection with transactions entered into under UBS Customer Agreements) which have not been completed, or which are

outstanding (including the holding of Collateral, any hedging or other derivative transaction and any purchase or sale of securities which has not been completed).

No further payments or deliveries are then required in respect of those terminated items, except as provided for in clause 9.4.

9.4 Determination of amounts notionally payable on termination

If UBS gives a notice in accordance with clause 9.3, UBS is to calculate, in its discretion, the value (represented by an Australian dollar amount) of each item terminated under clause 9.3. Each value is to be represented by an amount either notionally payable to UBS by the Customer or notionally payable by UBS to the Customer. (The intention behind these calculations is to place a monetary value on every right and liability of the Customer existing in connection with transactions contemplated by this agreement (including those entered into UBS Customer Agreements) to enable calculation of a net amount owed to or by the Customer in connection with this agreement (including under UBS Customer Agreements)).

9.5 Calculating the amount payable on termination

The total of all amounts notionally payable by UBS is then to be subtracted from the total of all amounts notionally payable to UBS . (The total of all interest, costs, expenses and all other amounts payable to UBS by the Customer under this agreement is also to be included in the total of all amounts notionally payable to UBS). If the result is a positive number, then the Customer must pay that amount to UBS by close of business on the same Business Day that such notice is given. If the result is a negative number, then (subject to UBS's right to set off against that amount any other obligation of the Customer to UBS) UBS must pay the absolute value of that amount to the Customer. The Australian dollar equivalent amount of a foreign currency amount will be determined by converting the foreign currency amount at the rate at which UBS reasonably considers appropriate.

9.6 Liability for losses

The Customer is liable for any losses incurred by UBS as a result of an Event of Default. Interest accrues on any amount payable by the Customer under this clause 9.5 on a daily basis at the rate of the internal rate of funding for UBS plus 2% per annum.

9.7 Exercise of Security

If the Customer fails to pay any amount due to UBS in accordance with clause 9.4, UBS may, without the need to give further notice, exercise its rights under the Security including requiring delivery to it of all or any of the Custodial Assets and the sale of those Custodial Assets.

For personal use only

10 Client Money and Assets

10.1 Client money

Except as required by the Corporations Act or the Rules, cash held as Collateral is not subject to the protections conferred by any client money rules and, as a consequence, will not be segregated from UBS's own money and will be used by UBS in the course of its business. Cash so held will be owed by UBS on a debtor/creditor basis and not held by UBS as custodian upon trust for the Customer. The Customer will rank as one of UBS's general creditors in the event of UBS becoming Insolvent.

For the avoidance of doubt, cash held by UBS other than as collateral will be held in a separate account in the Clients name.

10.2 Custodial Assets

UBS may request the Custodian at any time to pay or deliver to UBS any of the Custodial Assets, provided that UBS may only request the Custodian to deliver to UBS Custodial Assets which are ASX listed securities if such delivery would not cause UBS to have a 'relevant interest' for the purposes of the Corporations Act 2001 (C'th) of greater than 18% in any ASX listed entity. Subject to clauses 10.3, 10.4, 10.5 and 10.6 the Customer agrees that any Custodial Assets which UBS requests the Custodian to pay or deliver to UBS, or any Collateral, may be used by UBS for UBS's own account (including to borrow, lend, charge, re-hypothecate, dispose of or otherwise use for its own purposes) and in respect of UBS's obligations (or those of other customers of UBS) and, as a consequence, those Assets are not held by UBS for the Customer or the Custodian. UBS will have a contractual obligation to return equivalent Custodial Assets to the Custodian in accordance with clause 10.6. The Customer and the Custodian will in relation to the obligation to return equivalent Custodial Assets rank as one of UBS's general creditors in the event of UBS becoming Insolvent. Subject to clause 4.2 of the ASLA, UBS may retain all fees, profits and other benefits received in connection with such activities.

10.3 Express Authorisation for Collateral

Without limiting UBS's right to request transfer of any of the Custodial Assets under clause 10.2, the Customer expressly authorises UBS in its discretion to:

(a) identify any Collateral as being held as margin or security against a particular obligation of the Customer under this agreement or against an UBS Transaction;

(b) subject to clauses 10.2 and 10.5, transfer any Custodial Assets to UBS expressly as Collateral for any obligations of the Customer under this agreement or an UBS Transaction; and

(c) transfer the proceeds of a cash advance made to the Customer to any Related Entity to satisfy any margin or security requirement of a Related Entity in relation to a Transaction (provided that the Customer and UBS have previously agreed in writing that the Transaction is a Transaction to which this clause 10.3 applies).

10.4 No Derogation from Liability to provide Collateral

The authorisation of UBS set out in clause 10.3 does not derogate from the Customer's obligation to meet a demand for Outstanding Margin Requirement under clause 5.3 or any margin or security requirement owed to a Related Entity. Unless UBS agrees otherwise in a particular case, UBS is only deemed to have agreed to transfer Custodial Assists to meet an Outstanding Margin Requirement or transferring the proceeds of a cash advance to the Customer to meet a margin or security requirement of a Related Entity upon it actually transferring those Custodial Assets or proceeds (as applicable) and is not liable for failure to do so.

10.5 Provision of Collateral

Subject to UBS's rights under clause 10.2, Collateral which is required by UBS pursuant to clause 5, if provided to the Custodian, will be held by the Custodian as bare trustee for the Customer subject to the Security. Any other Collateral provided to UBS in accordance with clause 5 will be provided to UBS in accordance with the terms and conditions of the ASLA and with the Rules. Securities delivered by the Custodian to UBS under clause 10.2 will be deemed to be provided by the Customer to UBS in accordance with the terms and conditions of the ASLA and with the Rules. UBS will become the legal and beneficial owner of those securities upon taking delivery of them from the Custodian.

10.6 Custodial Assets to be borrowed by UBS

Any Custodial Assets which UBS has the Custodian pay or deliver to it, will be borrowed by UBS from the Customer in accordance with the terms and conditions of the ASLA and with the Rules. If any of the terms of the ASLA are inconsistent with any of the terms of this agreement, this agreement prevails to the extent of the inconsistency.

10.7 Withholding Taxes on Income

If a law requires UBS to deduct an amount in respect of Taxes in relation to any income or other payments to the Customer under this agreement, the Customer authorises UBS to make such deductions without any further express instructions. UBS will pay to the Customer the amount of income or other payments net of Taxes.

11 Representations, Warranties and Acknowledgment

11.1 Customer's representations and warranties

The Customer represents and warrants to UBS that:

(a) it has the power to enter into and perform its obligations under this agreement, and has duly executed this agreement so as to constitute valid and binding obligations of the Customer;

(b) it has duly executed this agreement in its capacity as trustee and manager of the Scheme and for the benefit of the beneficiaries of the Scheme;

(c) it holds such licences and authorities as are necessary to lawfully perform its obligations under this agreement;

(d) in giving any instructions under this agreement, the Customer will act as principal;

(e) in giving any instructions under this agreement, the Customer will act in accordance with the provisions of its constitution, the constitution of the Scheme or other constituent documents, any applicable laws and regulations and comply with any investment restrictions in any prospectus, information memorandum, investment management agreement or other document governing the investment by the Customer;

(f) at the date of signing this agreement, the Customer is not in breach of any contractual arrangement which would give rise to an Event of Default;

(g) no litigation, arbitration or administrative proceeding or claim is in progress, pending or to the Customer's knowledge threatened, which could affect the legality, validity or enforceability of this agreement or affect the Customer's ability to perform its obligations under this agreement;

(h) it has complied with its legal obligations and regulatory requirements concerning money laundering and investments in the Scheme, has implemented due diligence procedures to ensure that investments in the Scheme are not made for money laundering purposes or other unlawful purposes and the due diligence procedures are consistent with those which a prudent trustee and manager of a fund of the same kind as the Scheme would implement;

(i) it is an Australian resident taxpayer;

(j) each representation and warranty set out in Schedule 5.

The Customer further represents and warrants that each of the warranties set out above in this clause 11.1 is true and correct in every respect as at the date of this agreement and will be so at all times while this agreement remains in force.

11.2 UBS's representations and warranties

UBS represents and warrants to the Customer that:

(a) it has the power to enter into and perform its obligations under this agreement, and has duly executed this agreement so as to constitute the valid and binding obligations of UBS;

(b) it holds such licences and authorities as are necessary to lawfully perform its obligations under this agreement;

(c) the terms of this agreement do not violate any obligation by which UBS is bound, whether arising by contract, operation of law or otherwise.

UBS further represents and warrants that each of the warranties set out above in this clause 11.1 is true and correct in every respect as at the date of this agreement and will be so at all times while this agreement remains in force.

11.3 Acknowledgment

The parties acknowledge that:

(a) they have taken their own financial, legal, taxation and other advice in relation to this agreement, and they have made an independent assessment of this agreement and the business being entered into under the terms of this agreement; and

(b) they have not relied on any statements, representations, promises or undertakings that are not contained in this agreement.

12 Liability of Parties

12.1 Liability of Customer Limited

UBS agrees that the liability of the Customer to UBS, its agents or any other person under or arising out of this agreement is limited to the amount that the Customer actually receives in the exercise of its right of indemnity against the assets of the Scheme. However, if the Customer is not entitled to be indemnified from the assets of the Scheme due to the fraud, wilful violation of the law, gross negligence, breach of trust, breach of duty or other default of the Customer or its agents (other than UBS) the Customer will be fully personally liable to UBS.

12.2 No Responsibility of UBS

The Customer acknowledges that:

(a) UBS is not providing advice to the Customer under this agreement and no executing broker has authority to give investment advice on behalf of UBS;

(b) UBS is not responsible for monitoring the Customer's positions for the purpose of determining their composition or performance;

(c) UBS is not responsible for monitoring the overall financial position of the Customer or determining whether the Transactions entered into by the Customer meet the investment objectives or comply with the investment restrictions of the Customer; and

(d) the Customer is responsible for ensuring that it complies with all laws and regulations applicable to the Customer, including short selling laws.

12.3 References to UBS

The Customer agrees that it will not make any reference to UBS or any Related Entity of UBS in any Offer Document, Public Information or advertising or publicity of the Offer without the prior written consent of UBS

or the Related Entity (as applicable). All requests for consent must be made in writing to UBS.

12.4 Indemnity Concerning Offers and Publicity

The Customer unconditionally and irrevocably undertakes to indemnify on demand the UBS and each Related Entity of UBS against all Losses incurred directly or indirectly as a result of:

(a) any statement in any Offer Documents or Public Information being misleading or deceptive or containing an omission;

(b) the distribution of any Offer Documents and the making of any Offer; and

(c) any advertising or publicity of any Offer issued with the knowledge and consent of the Customer.

12.5 Exclusion of Liability

To the extent permitted by law, neither UBS nor any of its Related Entities or their respective employees or agents is liable for any Losses suffered by the Customer under or in connection with this Agreement unless the Losses arise from the negligence, wilful default or fraud of that person, but in no event is UBS nor any of its Related Entities or their respective employees or agents liable for any consequential loss or damage but in no circumstances will UBS nor any of its Related Entities or their respective employees or agents be liable for any Losses arising from any matter expressly identified in this agreement as a matter for which UBS is not responsible and for which UBS will not be liable.

12.6 Indemnity in Favour of UBS

To the extent permitted by law, the Customer indemnifies UBS and each of its Related Entities or their respective employees and agents against any Losses which may be suffered or incurred directly or indirectly by that person in connection with or as a result of any act or service performed or permitted under this agreement (other than Excluded Tax), except to the extent that the expense or loss is due to negligence, wilful default or fraud of that person.

13 Notices

13.1 Form

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications in connection with this agreement must be in writing, signed by the sender (if an individual) or an Authorised Officer of the sender and marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

13.2 Delivery

They must be:

(a) left at the address set out or referred to in the Details;

(b) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in the Details;

(c) sent by fax to the fax number set out or referred to in the Details;

(d) sent by electronic messaging system to the electronic address identified by the Customer in writing or via a dedicated electronic messaging system between the Customer and UBS, if the Customer authorises the use of electronic messages under clause 13.7; or

(e) given in any other way permitted by law.

However, if the intended recipient has notified a changed postal address, changed fax number or changed electronic address, then the communication must be to that address or number.

13.3 When effective

They take effect from the time they are received unless a later time is specified.

13.4 Receipt - post

If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

13.5 Receipt and Indemnity - fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent. By providing documents or other instructions by way of facsimile , the Customer releases UBS and each of its Related Entities from, and indemnifies each of them against, all losses and liabilities arising from any payment or action UBS or any Related Entity of UBS makes based on any instruction (even if not genuine) that UBS or the Related Entity receives by facsimile bearing a signature apparently that of an Authorised Officer of the Customer.

13.6 Receipt – electronic message

If sent by electronic means, they are taken to be received at the time that the sender receives electronic confirmation that the message has been delivered.

13.7 Receipt - general

Despite clauses 13.4 ("Receipt - post"), 13.5 ("Receipt - fax") and 13.6 ("Receipt-electronic message"), if they are received after 5.00pm in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00am on the next Business Day.

13.8 Electronic messages

The Customer may authorise UBS to send the Customer or the Customer's adviser unencrypted statements (including Margin statements) and other

notices or notifications by electronic means. If the Customer authorises UBS to do so, the Customer accepts all the risks of UBS sending the statements, notices or notifications by electronic means, including, without limitation, any risks arising from the corruption, alteration, interception or disclosure of data and the risk of delayed or incomplete receipt.

14 Reporting

14.1 Reports to Customer

UBS will provide to the Customer the reports referred to in schedule 1 within the times specified in that schedule in respect of the Customer as appropriate having regard to the services provided under this agreement. These reports will be provided for information only and any valuations represent an estimate only and do not represent the value of the Assets.

14.2 Reports to UBS

The Customer will provide to UBS the reports referred to in schedule 2 within the times specified in that schedule.

14.3 Method of giving reports

All reports must be sent in accordance with clause 13 or as agreed by the parties.

14.4 Tax Information

UBS is not responsible for providing statements, records, summaries or returns on matters relating to Taxes to the Customer or any Government Agency for or on behalf of the Customer.

15 Stamp duties

15.1 Customer to pay or reimburse stamp duties

The Customer must pay or reimburse UBS for all stamp, transaction, registration and similar Taxes (including interest, fines and penalties) incurred by UBS or any of its Related Entities on or in relation to the execution, delivery, performance or enforcement of this agreement or any payment, receipt or other transaction contemplated by this agreement other than an Excluded Tax.

15.2 Included Taxes

Those Taxes include financial institutions duty, debits tax or other Taxes payable by return and Taxes passed on to UBS or any Related Entity by a bank or financial institution, other than an Excluded Tax.

15.3 Delay or omission

The Customer indemnifies UBS and each Related Entity against any liability resulting from delay or omission to pay those Taxes except to the extent the liability results from failure by UBS or any Related Entity to pay any Tax

after having been put in funds (with all necessary documents) to do so by the Customer, other than an Excluded Tax.

16 Goods and services tax (GST)

16.1 Amounts exclusive of GST

All payments to be made by the Customer under or in connection with this agreement (including payments made under the ASLA) have been calculated without regard to GST.

16.2 GST gross up

If all or part of any such payment (including payments made under the ASLA) is the consideration for a Taxable Supply, the Customer must pay to the supplier additional consideration equal to the GST Amount. Such additional amount is to be paid on the earlier of:

(a) the date of the first payment for the Taxable Supply; and

(b) the date 5 Business Days after the date on which an Invoice is issued for the Taxable Supply.

16.3 GST Input Tax Credits

Where under or in connection with this agreement the Customer is required to reimburse or indemnify for an amount, the Customer will pay the relevant amount (including any sum in respect of GST) less any GST Input Tax Credit which UBS determines (acting reasonably) that it is entitled to claim in respect of that amount.

16.4 GST Groups

If a person is a member of a GST Group, references to GST for which the person is liable, and to Input Tax Credits to which the person is entitled, include GST for which the Representative Member of the GST Group is liable and Input Tax Credits to which the Representative Member is entitled.

GST means the goods and services tax as imposed by the GST Law together with any related interest, penalties, fines or other charges.

GST Amount means in relation to a Taxable Supply the amount of GST for which the supplier is liable in respect of the Taxable Supply.

GST Group has the meaning given to this term by the GST Law.

GST Law has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999, or, if that Act does not exist for any reason, means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia and any regulation made under that Act.

Input Tax Credit has the meaning given to this term by the GST Law.

Invoice has the meaning given to this term by the GST Law.

Representative Member has the meaning given to this term by the GST Law.

Taxable Supply has the meaning given to this term by the GST Law.

17 Non-Australian GST

17.1 Amounts exclusive of Non-Australian GST

All payments to be made by the Customer under or in connection with this agreement (including payments made under the ASLA) have been calculated without regard to Non-Australian GST.

17.2 Non-Australian GST gross up

If all or part of any such payment (including payments made under the ASLA) is the consideration for a supply of goods or services (however defined) by UBS in respect of which Non-Australian GST is payable (whether by UBS or any person on its behalf or in its place) to any relevant tax authority or Government Agency, the Customer must pay to UBS additional consideration equal to the amount of any such Non-Australian GST. Such additional amount is to be paid on demand by UBS.

17.3 Input tax credits

Where under or in connection with this agreement the Customer is required to reimburse or indemnify for an amount, the Customer will pay the amount (including any sum in respect of Non-Australian GST) less any input tax credit (however defined or described) which UBS determines (acting reasonably) that it is entitled under the law applicable to that Non-Australian GST to claim in respect of that amount.

Non-Australian GST means any goods and services tax, value added tax or similar transactional tax, however described, imposed on supplies of goods or services under the law of any jurisdiction outside Australia , together with any related interest, penalties, fines or other charges.

18 Assignment

A party may not assign or otherwise deal with its rights under this agreement or allow any interest in them to arise or be varied in each case, without the consent of the other party (which consent must not be unreasonably withheld or delayed).

19 Governing law

This agreement is governed by the law in force in the place specified in the Details. Each party submits to the non-exclusive jurisdiction of the courts of that place.

20 Entire agreement

This agreement constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter.

21 Services of UBS not to be exclusive

(a) The services of UBS to the Customer under this Agreement are not exclusive and nothing in this Agreement restricts UBS's ability to provide services (whether or not similar) to others and to retain for UBS's own use and benefit all fees or other money payable as a result. The Customer acknowledges that UBS may provide its services in respect of any Assets notwithstanding the fact that UBS or a Related Entity may be the issuer of the Assets, or provides services to the issuer, or otherwise has an interest in the Assets.

(b) UBS is not deemed to be affected with notice of, or to be under any duty to disclose to the Customer, any fact or thing which comes to the notice of UBS or any servant or agent of UBS in the course of UBS rendering similar services to others or in the course of its business in any other capacity or in any manner whatsoever otherwise than in the course of carrying out its duties hereunder.

(c) UBS or any Related Entity may act on its normal terms in relation to any transactions, facilities or other services to be arranged for, on behalf of, by or with the Customer. UBS and any Related Entity are entitled to charge and retain any benefits (including, without limitation, any fees, charges or interest payable by the Customer or any third party) accruing to UBS or any Related Entity in relation to its function as banker, investment manager, advisor or provider of other facilities or services without liability to account to the Customer and without that abating any amounts payable by the Customer.

22 Termination

22.1 Termination by notice

Either party may terminate this agreement by giving 30 Business Days' written notice to the other party, except that this agreement remains applicable to any outstanding:

(a) Transactions UBS has been instructed to settle;

(b) cash advances or securities loans under this agreement; and

(c) UBS Transactions.

22.2 The Customer's instructions

On termination in accordance with clause 22.1, UBS will use all reasonable endeavours to comply with the Customer's instructions, including:

(a) transferring all positions to an alternative prime broker;

(b) unwinding all positions and paying a cash amount to the Customer; or

(c) a combination of both.

23 General

23.1 Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this agreement expressly states otherwise.

23.2 Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time, the party may still exercise it later.

23.3 No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right or remedy under this agreement.

23.4 Approvals and consents

By giving its approval or consent, a party does not make or give any warranty or representation as to any circumstance relating to the subject matter of the consent or approval.

23.5 Conflict of Interest

The parties' rights and remedies under this agreement may be exercised even if this involves a conflict of duty or a party has a personal interest in their exercise.

23.6 Remedies cumulative

The rights and remedies provided in this agreement are in addition to other rights and remedies given by law independently of this agreement.

23.7 Rights and obligations are unaffected

Rights given to the parties under this agreement and the parties' liabilities under it are not affected by anything which might otherwise affect them by law.

23.8 Variation and waiver

A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.

23.9 Indemnities

The indemnities in this agreement are continuing obligations, independent from the other obligations of the parties under this agreement and continue

after this agreement ends. It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this agreement.

23.10 Prompt performance

If this agreement specifies when the party agrees to perform an obligation, the party agrees to perform it by the time specified. Each party agrees to perform all other obligations promptly.

23.11 Force majeure

Despite any other provision of this agreement, no party need act if it is impossible to act due to any cause beyond its control (including break-down or failure of transmission, communication or computer facilities, failure of any relevant exchange, clearing house or broker to perform its obligations, war, riot, natural disaster, labour dispute, or law taking effect after the date of this agreement). The non-performing party agrees to notify each other party promptly after it determines that it is unable to act.

23.12 No responsibility for force majeure

No party has responsibility or liability for any loss or expense suffered or incurred by any other party as a result of its not acting for so long as the impossibility under clause 23.11 continues. However, the non-performing party agrees to make reasonable efforts to avoid or remove the cause of non-performance and agrees to continue performance under this agreement promptly when the causes are removed.

23.13 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document and the date on which the last counterpart is executed will be the date of the agreement.

23.14 Currency conversion on judgment debt

If a judgment, order or proof of debt for an amount in connection with this agreement is expressed in a currency other than that in which the amount is due under this agreement, then the Customer indemnifies UBS against:

(a) any difference arising from converting the other currency if the Spot Rate of exchange for converting the other currency into the due currency available to UBS when UBS receives a payment in the other currency is less favourable to UBS than the rate of exchange used for the purpose of the judgment, order or acceptance of proof of debt; and

(b) the costs, charges, expenses and Taxes of conversion.

The Customer agrees to pay amounts due under this indemnity on demand from UBS.

24 Definitions and Interpretation

24.1 Definitions

These meanings apply unless the contrary appears:

Assets means any assets held by UBS as Collateral and any Custodial Assets either delivered by the Custodian to UBS in accordance with clause 10 or subject to the Security.

ASLA means the Australian Securities Lending Agreement ("**ASLA**") in schedule 3.

Associate means a body corporate that is an associate of UBS by application of Part 1.2, Division 2 of the Corporations Act.

Authorised Officer means a person appointed by the relevant party to act as an Authorised Officer for the purposes of this agreement.

Base Currency means Australian Dollars.

Borrowing Request means a request made in writing by the Customer to UBS pursuant to clause 8.1 specifying, as necessary:

(a) the description, title and amount of the securities required by the Customer;

(b) the description (if other than Australian currency) and amount of any margin to be provided;

(c) the proposed settlement date;

(d) the duration of such loan;

(e) the mode and place of delivery, which shall, where relevant, include the bank, agent, clearing or settlement system and account to which delivery of the securities and any margin is to be made;

(f) the Margin in respect of the transaction; and

(g) the fee in respect of the transaction.

Business Day means a day other than a Saturday, Sunday or public holiday in Sydney.

Cash Account means a ledger account maintained by UBS for the recording of cash balances in accordance with this agreement.

Charge means the document of that name entered into by the Customer, UBS and the Custodian on or about the date of this agreement.

Claim means any allegation, debt, cause of action, liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent whether at law, in equity, under statute or otherwise.

Collateral means such securities or financial instruments or cash which the Customer delivers to UBS for the purpose of meeting any Margin Requirement in accordance with this agreement and includes any certificate or other documents of title and transfer in respect of such securities, financial instruments or cash.

Corporations Act means the Corporations Act 2001 (Cwlth).

Credit Limit means the upper limit of cash advances to the Customer as determined by UBS.

Custodial Assets means the assets to be transferred or delivered to the Custodian by the Customer and accepted by the Custodian after the date of the Charge, including those transferred or delivered to the Custodian in accordance with this agreement and the right to receive cash or the return of property from UBS under this agreement. Where the Custodian is not UBS Nominees Pty Ltd, this only includes assets within the categories agreed between the Customer and UBS.

Custodian means UBS Nominees Pty Ltd or such other person as UBS agrees in accordance with clause 7.

Customer Agreement means:

(a) any charge between UBS and the Custodian to secure the Customer's obligations under this agreement;

(b) any custody agreement between the Customer and the Custodian;

(c) any ASLA between the Customer and UBS;

(d) any ISDA Master Agreement between the Customer and UBS or any Related Entity as amended by any annexes and confirmations;

(e) any PSA/ISMA Global Master Repurchase Agreement (a "Repo Agreement") between the Customer and UBS or any Related Entity;

(f) any Exchange Traded Derivatives Global Agency Clearing Agreement or ASX agreement between the Customer and UBS or any Related Entity; and

(h) any other document that the Parties agree should be included as a "Customer Agreement".

Details means the section of this agreement headed "Details".

Disposal of an Asset means the sale, transfer, assignment, redemption, surrender or disposal in any way of the Asset, part of the Asset or the right to receive payment of amounts referable to or payable under the Asset.

Encumbrance means any mortgage, lien, charge, pledge, assignment by way of security, security interest, title retention, preferential right or trust arrangement, claim, covenant, profit a prendre, easement or any other security arrangement or any other arrangement having the same effect

Event of Default means an event so described in clause 9.

Excluded Tax means a Tax imposed by a jurisdiction on the net income of UBS because UBS has a connection with that jurisdiction but not:

(a) a Tax calculated by reference to the gross amount of a payment under a document (without the allowance of a deduction);

(b) a Tax calculated by reference to the profit or gain from the Disposal of an Asset; or

(c) a Tax imposed because UBS is taken to be connected with that jurisdiction solely because it is party to a document or a transaction contemplated by a document.

Government Agency means any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial body, department, commission, authority, tribunal, agency or entity.

Income means all interest, dividends or other distributions on Assets.

Initial Margin means the amount specified in schedule 4 or in any UBS Customer Agreement as applying to the relevant Transaction or otherwise notified by UBS to the Customer in writing.

A person is **Insolvent** if:

(a) it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or

(b) it has had a Controller appointed or is in liquidation, in provisional liquidation, under administration or wound up or has had a Receiver appointed to any part of its property; or

(c) it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this agreement); or

(d) an application or order has been made, resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of (a), (b) or (c) above; or

(e) it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; or

(f) it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this agreement reasonably deduces it is so subject); or

(g) it is otherwise unable to pay its debts as and when they fall due; or

(h) something having a substantially similar effect to (a) to (g) happens in connection with that person under the law of any jurisdiction.

Level of Gearing means the result of dividing the aggregate absolute mark-to-market value of all trading positions the Customer has outstanding at any time (whether long or short and regardless of whether they are pair trades) by the Net Asset Value. For the purposes of this computation, amounts denominated in a currency other than Australian dollars shall be converted to Australian dollars at the Spot Rate prevailing on the date of such calculation.

Liabilities on any day, means the aggregate (as determined by UBS) of all money, debts, liabilities and obligations, whether present or future, actual or contingent, owed by the Customer to UBS or any Related Entity under this agreement, any UBS Customer Agreement or under any other agreement or transaction between the Customer and UBS or any Related Entity whatsoever, plus any costs and expenses (including without limitation, legal fees) which UBS may incur in enforcing or maintaining any of its rights under any of these agreements.

Losses means all Claims, demands, damages, losses, costs, expenses and liabilities.

Margin means the value of the aggregate of (1) any cash standing to the credit of the Customer's Cash Account; (2) Assets credited to the Customer's Portfolio Account (after discounting each security by the applicable Valuation Percentage).

Margin Requirement means the amount of Collateral required to be provided by the Customer from time to time calculated by UBS as the margin requirement under this agreement, being an amount equal to or greater than the Liabilities plus any Initial Margin applying to the Transactions.,

Material Adverse Event means something which materially adversely affects:

(a) the Customer's ability to comply with its obligations under this agreement or to carry on its business as it is being conducted at the time immediately preceding the event; or

(b) the rights of UBS under this agreement.

Net Asset Value means the result in Australian dollars of subtracting the total value of all liabilities of the Customer (including but not limited to the aggregate mark-to-market value of all trading positions constituting liabilities) from the total value of assets of the Customer (including but not limited to cash, deposit accounts and instruments, securities and the aggregate mark-to-market value of all trading positions constituting assets). For the purposes of this computation, amounts denominated in a currency other than the Base Currency shall be converted to the Base Currency at the Spot Rate prevailing on the date of such calculation.

Notification Time means the notification time for margining specified in Schedule 4.

Offer means an offer of interest in the Fund made by or on behalf of the Customer.

Offer Document means a document issued or published by or on behalf of the Customer in respect of the Offer, including any placement memorandum.

Outstanding Margin Requirement means the amount (if any) by which the Margin Requirement exceeds the Margin.

Overdue Margin Interest Rate means the interest rate specified in the fee schedule provided to the Customer as updated by UBS from time to time.

Portfolio Account means a ledger account maintained by UBS for the recording of the securities balances of securities which are Assets.

Public Information means public and other media statement or statements to investors in the Fund made by or on behalf of the Customer in relation to the affairs of the Customer, the Fund or the Offer.

Receiver includes a receiver or receiver and manager.

Related Entity has the meaning it has in the Corporations Act.

Rules means the rules for the time being of the Stock Exchange (where either party is a member of the Stock Exchange) or any other regulatory authority whose rules and regulations affect the activities of the parties from time to time pursuant to this agreement. In an Event of Default, where either party is a member of the Stock Exchange, the rules and regulations of the Stock Exchange prevail.

Scheme means the scheme identified in the Details.

Securities System means a clearing agency which acts as a securities depository, or another book entry system for the central handling of securities.

Security means the charge created under the Charge.

Spot Rate where an amount in one currency is to be converted into a second currency on any date, means, unless the parties otherwise agree, the spot rate of exchange quoted by UBS current at 3pm on that date for the sale by UBS of the second currency against a purchase by UBS of the first currency.

Stock Exchange means the Australian Stock Exchange Limited and any market operated by it.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any approved accounting standard.

Taxes means taxes, levies, imposts, charges and duties (including, stamp and transaction duties) imposed by any Government Agency, together with any related interest, penalties, fines and expenses in connection with them.

Transaction means the purchase or sale by the Customer of any security, derivative, currency or other financial instrument (whether on or off market), including without limitation, any foreign exchange transaction, securities loan or exchange traded derivative transaction.

UBS Securities means UBS Securities Australia Limited (ABN 62 008 586 481).

UBS Customer Agreement means a Customer Agreement and an agreement between UBS and the Customer which the parties identify in writing is an UBS Customer Agreement for the purposes of this agreement (provided that UBS has not notified the Customer that the agreement has ceased to be an UBS Customer Agreement for the purposes of this agreement).

UBS Transaction means a Transaction under a UBS Customer Agreement.

Value means with respect to any Assets as of any time on any date, the bid price for those Assets at such time on such date obtained from a source selected by UBS (and where different prices are obtained for different delivery dates, the price so obtainable for the earliest available such delivery date) (provided that the price of Assets that are suspended is (for the purposes of calculating the Customer's Margin Requirement) nil unless the parties otherwise agree and (for all other purposes) is the price of those Assets as of close of business on the dealing day in the relevant market last preceding the date of suspension) plus the aggregate amount of Income which, as of such date, has accrued but not yet been paid in respect of the Assets to the extent not included in such price as of such date, and for these purposes any sum in a currency other than the Base Currency is converted into the Base Currency at the Spot Rate prevailing at the relevant time.

Valuation Percentage has the meaning specified in schedule 4.

24.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) **(variations or replacement)** a document (including this agreement) includes any variation or replacement of it;

(b) **(clauses, annexures and schedules)** a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;

(c) **(reference to statutes)** except in the definitions of Related Entity and Subsidiary a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) **(law)** law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under

them, and consolidations, amendments, re-enactments or replacements of any of them);

(e) **(singular includes plural)** the singular includes the plural and vice versa;

(f) **(person)** the word "person" includes an individual, a firm, a body corporate, a partnership, joint venture, an unincorporated body or association, or any Government Agency;

(g) **(executors, administrators, successors)** a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h) **(two or more persons)** an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i) **(jointly and severally)** an agreement, representation or warranty by two or more persons binds them jointly and each of them individually;

(j) **(reference to a group of persons)** a group of persons or things is a reference to any two or more of them jointly and to each of them individually;

(k) **(dollars)** Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia;

(l) **(calculation of dollar amounts)** in calculating any amount referred to in this agreement as an amount in Australian dollars an amount held in a currency other than Australian dollars is to be converted to Australian dollars at the Spot Rate prevailing on the date of such calculation;

(m) **(calculation of time)** if a period of time dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(n) **(reference to a day)** a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(o) **(accounting terms)** an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(p) **(meaning not limited)** the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitation, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(q) **(next day)** if an act under this agreement to be done by a party on or by a given day is done after 5.30pm on that day, it is taken to be done on the next day;

(r) **(next Business Day)** if an event under this agreement must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day

(s) **(time of day)** time is a reference to Sydney time;

(t) **(reference to anything)** anything (including any amount) is a reference to the whole and each part of it; and

(u) **(deliver)** the word "deliver" includes transfer.

24.3 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

EXECUTED as an agreement

Schedule 1 – Reports to Customer (clause 14.1)

Subject	Description	Frequency	Deadline
Securities	Statement of securities at days end	Daily	12pm on the following Business Day
Securities	All securities transactions that remain unsettled at days end	Monthly	3 Business Days after month end
Any other report agreed in writing by the parties	As agreed	As agreed	As agreed

Schedule 2 – Reports to UBS (clause 14.2)

Description	Frequency	Deadline
Audited scheme financial statements	Annually	120 days of the end of the financial year
Unaudited scheme financial statements	Quarterly	Within 10 days of the last Business Day of each quarter
Net Asset Value (or equivalent) and Level of Gearing provided by an independent third party, as agreed between UBS and the Customer as at the last Business Day of the month	Monthly	Within 10 days of the last Business Day in each calendar month
Performance for the month and for year to date	Monthly	Within 10 days of the last Business Day in each calendar month
Any other information which UBS may reasonably request from the Customer from time to time	Ad hoc	Upon request of UBS

Schedule 3 – Australian Securities Lending Agreement (clause 8.1)

Schedule 4 - Collateral Terms

Initial Margin: As agreed at or prior to the time of trading.

Minimum size of Margin calls AUD$10,000 or its equivalent in any other currency or currencies or the Value of Assets.

Interest Rate for cash Margin: as specified in the fee schedule provided to the Customer as updated by UBS from time to time.

Valuation Percentage: the discounted percentage to be applied to the market value of each security to determine the value of the Margin, as determined by UBS in its sole discretion and as notified to the Customer in writing from time to time.

Notification Time: 2pm Sydney time.

Contact Details:

UBS

David Gray
Tel: (02) 9324 3624
Fax: (02) 9324 3601

Free Call: 1300 657 514

The Customer

As set out in the Details.

Schedule 5 – Additional Events of Default and Representations

Additional Events of Default

(a) **(minimum Net Asset Value of the Fund and decline in Net Asset Value (“NAV”))**

At any time on or after the date of this Agreement

(i) up to and including [31 December] 2004, the NAV is at any time less than A$[XX],000,000;

(ii) after [insert] 2005 the NAV is at any time less than A$[XX],000,000(“X”);

provided that in the event that the NAV shown on the most recent audited annual financial statement (“**Statement**”) is greater than $[same figure as (ii) above]0,000, the Fund’s Net Asset Value is less than 70% of its Net Asset Value shown in the Statement (“Y”). For the avoidance of doubt, the greater of X or Y will apply; or

(iii) there occurs at any time a decline in the Customer's Net Asset Value (as at the last day of any calendar month (such date, "D") of:

(A) 10% or greater within one calendar month of D; or

(B) 15% or greater within 3 calendar months of D; or

(C) 25% or greater within 12 calendar months of D.

Notwithstanding the occurrence of any event referred to in sub-paragraph (a) above, UBS may, in its absolute discretion, allow the Customer an additional period of time to remedy such event.

(b) **(Change in Management)** XXX Limited ceases to act as trustee and manager of the Scheme.

(c) **(Change in Investment Manager)** XXXXX Limited ceases to act as investment manager of the Scheme, or has a material change in ownership.

(d) **(Change in Management)** If XXXX ceases to be actively involved in the management of the Scheme.

(e) **(Change in M&A)** If there is a material change to the Memorandum & Articles of Association of the Scheme.

(f) **(Change in IMA)** If there is material change in the terms of the Investment Management Agreement between the Customer and XXX Limited.

(g) **(Failure to Deliver Net Asset Value Statements)** If the Customer or Investment Manager fails to deliver the Net Asset Value and Level of Gearing Report within the time set out in Schedule 2 of this Agreement.

Signing page

DATED:

SIGNED by **UBS AG, AUSTRALIA BRANCH** by its duly authorised attorneys:))))

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Signature of authorised person

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Signature of authorised person

DAVID GRAY ....
Name of authorised person (block letters)

COLIN TAYLOR ....
Name of authorised person (block letters)

SIGNED by **XXXX LIMITED** in accordance with section 127(1) of the Corporations Act:))))

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Signature of authorised person

....
Signature of authorised person

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Office held

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Office held

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Name of authorised person (block letters)

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Name of authorised person (block letters)

Kingsgate
Consolidated Limited
ABN 42 000 837 472

26 September 2007

Via ASX Online
(22 pages including this page)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Kingsgate's presentation at the Denver Gold Forum, USA

Please find attached a 21 page presentation and update about Kingsgate, presented at the Denver Gold Forum in Colorado, USA, on Monday, 24 September 2007.

Yours sincerely,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au


Kingsgate
Consolidated Limited
A Shiny New Future
Production & Exploration Growth
Sept 2007

Disclaimer

Forward Looking Statements:

These materials include forward looking statements. Forward looking statements inherently involve subjective judgment & analysis & are subject to significant uncertainties, risks & contingencies, many of which are outside the control of, & may be unknown to, the company.

Actual results and developments may vary materially from that expressed in these materials. The types of uncertainties which are relevant to the company may include, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company & general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company undertakes any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.

www.kingsgate.com.au

A Shiny New Future

Production Growth

Up 40% This Year*

110-120,000oz F'cast*

~300,000oz/yr - end 08*

* dependent on lease grant timing

Discovery Growth

Past Resource Growth of 0.5-1Moz/yr in Resources

Chatree 10Moz potential

Major new discoveries within 'regional play'

Unhedged Thai Gold

Who is Kingsgate? (ASX:KCN)

- Thai focus – Chatree Mine
- 86-155,000oz/yr since 2001
- ~300,000oz/yr rate - end '08
- 1.7 Moz Reserve
- Mkt Cap: ~US$430 million
- Shares: 92.7 million+7M options
- Only 2 equity issues in 10 yrs#
- ADR OTC:KSKGY (ASX:KCN)
- Thai shareholders in Thai subsidiary
- Thai IPO scheduled in next 2 years


Chatree
Gold Belt
Bangkok
World Class Gold Belt
Chatree only:
4.8 Moz Total Resource*
300 Miles

 # plus 1 strategic Thai placement & 1 scrip-based takeover

** includes mine depletion*


Production Growth
Grade Increases
with Lease Granting
Silver ~1.5moz/yr '09
Extra~30,000ozAu equiv#
140,000
Oz
86,000
Oz
~330,000
Eq Oz
05/06
06/07F
07/08F*
08/09F
09/10F
* dependent on lease grant timing
# assume 50oz Ag = 1oz Au equivalent

Unhedged Cash Flow

Gold Hedges Gone

Re-rating due to increased operational cashflow

05/06	06/07F	07/08F	08/09F	09/10F
120,000 Oz	59,000 Oz	Nil Oz	Nil Oz	Nil Oz

~300,000 Oz

Trigger to Growth - Leases

- Trigger: Chatree North Mine Lease Approval
- Mine Plan Approval GRANTED
- Environmental Approval GRANTED
- Provincial Mining Approvals COMPLETE
- Provincial Forestry Land Access COMPLETE
- Process now in Bangkok & nearing completion
- Require National Mining & Forestry Approval
- Expected to be with Minister soon -Final approval


Current Mining Leases
CHATREE NORTH
A Pit
H Cutback
H West
D Pit
C-H Pit
2 miles
CHATREE
2.35 mtpa
Processing Plant

New Mining Leases


Mining with
leases
Q Pits
A Pit
Chatree North
Mining Lease
Applications
3
miles
Focus within
current leases
H Cutback
K East
H West
C-H Pit
D Pit

Improved head grade on granting

Expansion – ON TRACK

- Streamlined & proven processing route
- 5 Million tpa treatment plant (commission Dec '08)
- ~300,000 oz/year rate from Dec '08
- Grinding Mills on order – deposit paid
- Ausenco contract nearing completion
  - Proven ON-Time/ON-Budget delivery
- Financed mainly by Thai Banks
- Low cost per tonne processed maintained

Chatree Plant Expansion



Future
Q Pits
Current
A Pit
Ultimate Pit Profile
Combined Throughput
5 mtpa
Expansion Plant
+2.65 mtpa
Processing Plant
2.35 mtpa

Excellent Track Record

- World's Safest Gold Mine
- No other gold mine with better ISO standards
- Only mining company granted Social Accountability SA8000
- Zero Environmental Incidents
- Community projects
- Training focus - 99% Thai
- High quality, stable workforce
- Thai investors demonstrate belief in Kingsgate's future





For personal use only
Chatree Cash Costs/t - Stable
Chatree Total Costs US$/t = Mining, Milling, Admin, Credits
Percentage Change 3 yrs
60%
30%
0%
Oil price
Cost Pressures
Thai Baht vs USD
14%
Chatree Cash Costs US$/t
* Peers: 10 mines 1.5-3mtpa.
Range: Peer* Cash Costs US$/t
Source: Global Mining Research
Chatree Cash Costs US$/t
2004/05
2005/06
2006/07

Return to Profit this year

FY07 Profit: (US$11m)
Revenue: US$45m

First loss since mine started

Down substantially due to:
- Low grade & production
- Delivery into hedges
  (US$317/oz vs spot)

Return to Profit
Previously Profitable

Profitable because unhedged

Gold grades improve with new leases to 1.7- 2.2 g/t

Profit FY02-'06: US$7m-28m

Solid Financial Base

Debt: US$17m drawn

Debt Facility: US$28m

Investments: ~US$60m


Chatree North Leases (looking south)
C-H Pit
H West
K Pits
A Pit
A East
Mining
w leases
5
miles
Q Pits
No drilling
as yet
New
Mineralised
Trend
Chatree North
Mining Lease
Applications

Exploration - Resource Growth



Moz
Mine Depletion (cum)
Resources
Ore Reserves
1
2
3
4
5
2001
2002
2003
2004
2005
2006
2007F

Major growth with drilling (US$7-11m/yr)

Near-Mine Resource Growth

- Geophysics shows growth beyond Chatree Mine
- Resistivity shows trend of mineralisation (red)
- Historically high success rate of discovery using Geophysics
- 14 miles strike length & expanding


Resistivity
Anomalous
Zones
14
mile
Chatree
4
miles

New Discovery Potential

- World class gold province
- 500 sq.mile explor'n leases
- 40 prospective targets
- One target: Chatree-size
- 12sq.mile Geochem Anomaly vs. 9sq.mile Chatree Anomaly
- First Mover Advantage: Selected best areas
- Ground Geophysics: 85 sq. miles


Phitsanulok Province
Chatree North
Chatree
Phetchab Provinc
Phichit Province
45 miles
Bangkok ~120mile
Nakhonsawan Province
12 Miles

Thai Update

- Improving political & economic situation
  - Stock Mkt & local currency up strongly
  - Democratic elections on Dec 23
  - Thai economy to expand post elections (Fitch)
- Approval processes convoluted in Asia
  - EIA approval was key event in process
  - Working with a complex bureaucracy
- Thai Investors aligned with Kingsgate
- Mines Dept Head states in Press, 1 June 2007, "9 Mining Leases . . . . obtain permission soon"

  (Thairath News)

Kingsgate: Value + Re-rating

Valuation
Consensus 30% higher

12 month Price Targets:
- Macquarie A$8/sh
- GSachs JBWere A$6/sh
- Other Brokers A$6-9/sh

KCN- Top Pick
For many analysts

Gold stock top pick

Trading below analyst NPV

Re-rating overdue –
Catalyst: new leases

Huge Upside
Exploration & Production Growth

Another great Asian miner

Potential new major
Chatree-size discoveries

New World-class Gold Belt
with more mines to come

Golden Boomerang

- The Thai "Golden Boomerang"
  - New World Class Gold Belt
  - Major gold prospects identified
  - 10Moz Potential- Chatree alone
- Return, with new leases, to:
  - Strong production growth
  - Strong cashflow & profit
  - Major resource growth
  - New discoveries & mines
- Re-Rating Overdue


KCN controls core of Gold Belt
Chatree Area
Gold Belt
Bangkok
300 Miles

www.kingsgate.com.au

Kingsgate
Consolidated Limited
ABN 42 000 837 472

4 October 2007

Via ASX Online
(1 page)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Sale of Andean Resources Limited

Kingsgate has today disposed of its 63,553,104 ordinary shares in Andean Resources Limited (18.35% interest) for A$69,908,414.40. The proceeds will be used to repay outstanding debts, exploration and development in Thailand and working capital purposes.

Yours sincerely,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Andean Resources Limited
ACN/ARSN	ACN 064 494 319

1. Details of substantial holder (1)

Name	Kingsgate Consolidated Limited ("Kingsgate")
ACN/ARSN (if applicable)	ACN 000 837 472
There was a change in the interests of the substantial holder on	4/ 10/ 2007
The previous notice was given to the company on	22/ 6/ 2007
The previous notice was dated	22/ 6/ 2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
4/10/2007	Kingsgate and Related bodies	On market disposal	$69,908,414.40	Ordinary shares 63,553,104	18.35%

3. Change in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Kingsgate Consolidated Limited	Suite 801, Level 8, 14 Martin Place, Sydney
Kingsgate South America Pty Limited	Suite 801, Level 8, 14 Martin Place, Sydney

Signature

print name: Peter Warren	capacity: Company Secretary
sign here: P Warren	Date: 4 October 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in section 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Kingsgate Consolidated Limited

ACN/ARSN: ACN 000 837 472

1. Details of substantial holder (1)

Name: Ross Donald Smyth-Kirk

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 7 / 6/ 2007

The previous notice was given to the company on: 19/ 4/ 2006

The previous notice was dated: 19/ 4/ 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
7/6/2007	Ross Smyth-Kirk	Dilution	N/A	Ordinary shares 4,586,271	4.95%

3. Change in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
N/A	

4. Addressed

The addresses of persons named in this form are as follows:

Name	Address
Ross Smyth-Kirk	Suite 801, Level 8, 14 Martin Place, Sydney

Signature

print name: Ross Smyth-Kirk

capacity:



sign here

Date: 17 October 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in section 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Kingsgate
Consolidated Limited
ABN 42 000 837 472

30 October 2007

Via ASX Online
(9 pages including cover letter)

FOR PUBLIC RELEASE

The Manager, Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Quarterly Report Ended 30 September 2007

We enclose the Quarterly Report on activities for three (3) month period ended 30 September 2007.

Yours sincerely,

Peter Warren
Company Secretary
KINGSGATE CONSOLIDATED LIMITED

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate Consolidated Limited

QUARTERLY REPORT

For the three months ended

30 September 2007

Production Highlights	
Gold Produced	
30 Sept 2007	17,285 oz
30 June 2007	17,164 oz
30 Sept 2006	21,019 oz
Cash Operating Cost	
30 Sept 2007	US$451 /oz
30 June 2007	US$543 /oz
30 Sept 2006	US$393 /oz
Average Gold Price Received	
30 Sept 2007	US$681 /oz
30 June 2007	US$366 /oz
30 Sept 2006	US$413 /oz

Securities	
As at 30 September 2007	
Ordinary shares	92,680,392
Unlisted options	6,976,000



Process Plant Operator at Chatree

Gavin Thomas, CEO

30 October 2007

Kingsgate Consolidated Limited
ABN 42 000 837 472
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia
Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Key Points

- ◊ **Quarterly Gold Production 17,285 ounces**
- ◊ **New safety record: 8 million hours – No LTI**
- ◊ **Mining lease documentation in final phases in Bangkok**
- ◊ **Sale of Andean shares for A$70 million**
- ◊ **First full quarter of unhedged production.**

Overview

Chatree Gold Mine

- ◊ Quarterly gold production was 17,285 ounces at cash costs of US$451 per ounce.
- ◊ Cash costs per ounce remain high, due to the low grade ore feed to the plant.
- ◊ Cash costs per tonne remain low and stable.
- ◊ Chatree mine achieved a new safety record of 8 million hours (1750 days) without a Lost Time Incident (LTI). Chatree continues to be the world's safest gold mine.
- ◊ The analytical laboratory at Chatree achieved ISO 17025 certification for gold & silver bullion assays.

Development

- ◊ Detailed engineering has commenced on the planned plant expansion to 5 million tonnes per year throughput by Ausenco. Minor site works are planned in the December quarter to move process water ponds adjacent to the plant to clear the site for the expansion. Complete commitment to the expansion will only occur once new leases are granted.

Mining Leases

- ◊ Documentation for the Chatree North Mining Leases is being finalised with the national departments of Forestry and Mining in Bangkok prior to the final approval by the Minister of Industry.

Exploration

- ◊ A new area of mineralisation was identified next to the C Pit, with results including 7m @ 4g/t gold. High grade mineralized zones were identified beneath the planned base of the H West pit, including 1m @ 49 g/t gold and 17m @6.6 g/t gold.
- ◊ Drilling at the K prospect, between Chatree and the A Pit, returned 5m @ 5.4g/t gold and 6m @ 7.8g/t gold, potentially extending the planned open pits.
- ◊ Exploration is underway on exploration leases near Cloncurry, Queensland using airborne geophysics and ground gravity surveys.

Corporate

- ◊ Kingsgate completed its first full quarter of unhedged gold production achieving a realised gold price on sales of US$681/oz versus the June quarter of US$366/oz.
- ◊ Total cash on hand was A$42 million (US$38 million) at the end of October 2007.
- ◊ The significant shareholding in Andean Resources Limited was sold for A$70 million with funds used to repay debt and commence detailed engineering for the processing plant expansion at Chatree.

Chatree Gold Mine

OPERATIONAL PERFORMANCE

Production at Chatree for the quarter was 17,285 ounces gold due to the low grade of the mill feed of 1.0 g/tonne, which was supplemented with marginal grade stockpile ore (0.7 - 1.0 g/t) to maintain throughput. A high volume of waste was moved this quarter, as part of the cutback on H pit, which will continue in the December quarter.

Cash costs for the quarter were US$451 per ounce gold with total production costs of US$540 per ounce. Costs are high due to the low gold grade of mill feed.

Ore feed has been limited, coming from H West and D Pit. D Pit has been fully mined at the end of October and now becomes a water storage area. High rainfall related to typhoons in the South East Asian region also limited ore supply, which was supplemented by stockpiles. Ore feed will be predominantly from H West and the H Cutback in the December quarter, although new ore feed sources are currently being evaluated. Low grades are likely to continue until new pits are opened within the new mining leases at Chatree North.

The mill throughput rate remained at 2.4 million tonnes per annum with throughput for the quarter of 636,100 tonnes. Gold recoveries were slightly lower at 88.3% for the quarter.

SAFETY AND ENVIRONMENT

Chatree has reached a new world-class safety record of 8 million hours worked (1750 days) without a Lost Time Incident (LTI). Over 10 million hours have been worked at Chatree with only one LTI since construction commenced in 2000. In addition, there have been no reportable environmental incidents during the life of the mine and it remains in compliance with all environmental regulations.

ISO 17025 LABORATORY STANDARD

The analytical laboratory at the Chatree mine achieved the International Standard ISO 17025 for gold and silver bullion assays. The company believes that it is the most accredited mining company in the world due to the number and type of international standards being in place

Chatree Mine	Units	Sep 2007 Quarter	Jun 2007 Quarter	Sep 2006 Quarter
Waste Mined	bcm	1,222,055	1,316,337	1,010,712
Ore Mined	bcm	29,056	46,352	168,126
Waste to Ore Ratio		42.1	28.4	6.0
Ore Mined	tonnes	69,063	248,591	424,081
Ore Treated	tonnes	636,132	603,294	609,668
Head Grade	Au g/t	1.0	1.0	1.2
	Ag g/t	6.1	7.8	7.8
Gold Recovery	%	88.3	90.1	88.8
Gold Poured	**ounces**	**17,285**	**17,164**	**21,019**
Silver Poured	ounces	49,457	57,673	69,412

Cost Category *	Sep 2007 Quarter US$/oz Gold	Jun 2007 Quarter US$/oz Gold	Sep 2006 Quarter US$/oz Gold
Direct Mining Expense	465	559	408
Refining and Transport	2	3	2
By-product Credit	(32)	(37)	(35)
Cash Operating Cost	435	525	375
Royalty	16	18	18
Total Cash Cost	451	543	393
Depreciation/Amortisation	89	117	64
Total Production Cost	540	660	457

** Gold Institute Revised Standard for Reporting Production Costs.*

Kingsgate reports unit costs in accordance with the Gold Institute Standard. Silver is accounted for as a byproduct at Chatree whereby revenues from silver are deducted from operating costs in the calculation of cash costs per ounce. The Total Cash of future production at Chatree will fluctuate due to changing grade, throughput, strip ratio and recovery outcomes.

FORECAST

Quarterly gold production is forecast to be in the range of 16,000 – 20,000 ounces per quarter until the new mining leases are granted at Chatree North.

Chatree North Development Project

CHATREE NORTH MINING LEASES

The process of approvals for the Chatree North mining leases was completed in the local provincial departments (Phitchit and Phetchabun) of the Forestry Commission and Mining (the DPIM). Documentation is now with the national bodies of these departments in Bangkok, prior to the final grant of the mining leases by the Thai Ministry of Industry.

The grant of the new leases will allow the mine to resume full production, with a significantly increased head grade, plus re-invigorate exploration activity and trigger the expansion of the mine to 5 MTPA ore treated.

CHATREE NORTH EXPANSION PROJECT

Detailed engineering by Ausenco has commenced on the expanded processing plant at Chatree. Process water ponds next to the processing plant are scheduled to be removed next quarter and replaced with steel tanks. Then the site will be cleared so that concrete site works can begin soon after, anticipated in the March quarter 2008.

The planned plant expansion to deliver a production rate of 5 MTPA ore treated is still on schedule, although the timing of the expansion will be dependent on the timing of final mine lease grant.

Exploration - Thailand

CHATREE MINE AREA

C Prospect

A new zone of mineralisation has been identified immediately adjacent to the north end of C Pit. Intersections include 16m @ 1.72 g/t Au from 55m, 9m @ 2.62 g/t Au from 1m and 7m @ 4.07 g/t Au from 65m. Additional holes are being drilled into this zone. It is highly probable that a small pit will be economically viable on this zone, which is within the current Chatree mining leases. See Appendix A for intersection details and the following figure for collar locations.

C PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
5978RC	55.00	71.00	16.00	1.72
5982RC	21.00	28.00	7.00	3.24
6089RC	1.00	10.00	9.00	2.62
and	16.00	26.00	10.00	1.51
and	43.00	47.00	4.00	2.70
6031RC	33.00	43.00	10.00	1.76
and	65.00	72.00	7.00	4.07

* *Intersections may not be true width.*

H West Prospect

Drilling in the northern part of H West Prospect continues to return high grade intersections including 17m @ 6.58 g/t Au from 158m, 1m @ 48.7 g/t Au from 158m and 11m @ 4.50 g/t Au from 94m. Intersection details are shown in Appendix A.

H WEST PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
3677RC	105.00	107.00	2.00	5.87
and	113.00	123.00	10.00	4.76
and	158.00	175.00	17.00	6.58
3673RC	66.00	69.00	3.00	12.10
3789RC	149.00	155.00	6.00	5.99
3799RC	158.00	159.00	1.00	48.70
and	169.00	172.00	3.00	6.52
3667RC	104.00	107.00	3.00	5.16
and	113.00	119.00	6.00	7.20
and	155.00	162.00	7.00	1.57
3684RC	94.00	105.00	11.00	4.50

* *Intersections may not be true width.*

P Prospect

Drilling was undertaken to the immediate west of P Pit. The best intersection is 5m @ 12.9 g/t Au from 6m. Intersection details are shown in Appendix A.

P PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
5950RC	6.00	11.00	5.00	12.94

* *Intersections may not be true width.*

CHATREE NORTH

A Pit:

Drilling in A Pit to confirm the orientation of certain mineralized zones prior to mining when the Chatree North ML's are granted, continues to produce significant intersections including 11m @ 4.63 g/t Au from 67m, 25m @ 3.28 g/t Au from surface and 10.8m @ 5.16 g/t Au from 23.5m. See Appendix A for intersection details and the following figure for collar locations.

A PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
5923DD	67.00	78.00	11.00	4.63
5927DD	41.50	50.10	8.60	2.37
and	81.50	89.50	8.00	2.88
and	101.50	109.00	7.50	6.97
6006DD	0.00	25.00	25.00	3.28
5947RD	75.00	79.00	4.00	20.53
6004DD	23.50	34.30	10.80	5.16
and	57.00	66.00	9.00	1.15
6003DD	38.50	42.90	4.40	13.58

* *Intersections may not be true width.*

K Prospect

Infill drilling on K Prospect continues to produce significant intersections such as 5m @ 5.41 g/t Au from 12m and 5.8m @ 7.80 g/t Au from 7.7m. Intersection details are shown in Appendix A.

K PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
5951RC	12.00	17.00	5.00	5.41
6009DD	7.70	13.50	5.80	7.81

* *Intersections may not be true width.*

RESOURCES & RESERVES

The Company updated its Mineral Resources and Ore Reserves as at 30 April 2007, using a cut-off grade of 0.6 g/t gold. Ore Reserves declined by ~100,000 oz gold due to mine depletion and Mineral Resources also declined. These resources and reserves are expected to grow significantly once the mining leases are granted as currently the drill rigs are predominantly focused in and around the currently granted Chatree Mine Leases.

Exploration - Thailand (continued)


North
CHATREE NORTH
MINING LEASE APPLICATION
Pits
A Pit
K West Pit
East Pit
H West
C-H Pit
H South
Chatree Mine
Tailings Storage Facility
MINING LEASE

Competent Persons Statement

Information in this report that relates to Exploration Results, Mineral Resource and Ore Reserve estimates is based on information compiled by Ron James, Mike Garman, Ken Grohs and Guy Davies, who are employees of the Kingsgate Group and members of The Australasian Institute of Mining and Metallurgy, and Rob Spiers, an employee of Hellman & Schofield and member of the Australian Institute of Geoscientists. These people are Competent Persons under the meaning of the JORC Code with respect to Exploration Results, Mineral Resources and Ore Reserves being reported on. All have given their consent to the Public Reporting of these statements and are in agreement with the contents and format of this report.

These data and information has been reviewed by Peter Stoker and Martin Staples, employees of AMC Consultants Pty. Ltd, Independent mining consultants. At the time of printing, AMC's final report was not available but whilst AMC made some recommendations regarding documentation and file handling AMC did not consider these would materially affect the mineral resource or ore reserve estimates. AMC Consultants takes no responsibility for the information as stated in this report.

REGIONAL EXPLORATION - THAILAND

Air Core drilling was completed over approximately 80% of the granted SPL (Special Prospecting Licence) area around Chatree in Phichit and Phitsanulok Provinces. At least three significant target areas have been recognized within a 10km radius of the Chatree Gold Mine. Follow up Air Core and RC drilling is planned in these areas.

Encouraging rock and soil assay results were returned from a regional prospect located 25km from the Chatree Gold Mine. Rock and soil assay results yielded up to 7.8 g/t Au. The anomalous soil area (>100 ppb Au) is approximately 0.5 x 0.7km and remains open.

Reconnaissance exploration in the Loei-Phetchabun Volcanic Belt has returned encouraging results. New SPL applications are proposed in new areas. One SPL was granted in Chantaburi Province, eastern Thailand on 10 August 2007 covering an area of 16km^2.

Mineral Resources Inclusive of Ore Reserves

as at 30 April 2007 (>0.6g/t Au cut-off)

Source	Category	Tonnes	Grade		Contained Ounces	
			Gold	Silver	Gold	Silver
		(million tonnes)	(g/t)	(g/t)	(million Oz)	(million Oz)
Chatree Mine on Current Leases (1)	Measured	6.4	1.6	8	0.33	1.74
	Indicated	5.3	1.4	7	0.25	1.21
	Inferred	3.1	1.5	7	0.15	0.74
	Total	**14.8**	**1.5**	**8**	**0.73**	**3.69**
Chatree North (2)	Measured	30.8	1.6	17	1.57	16.40
	Indicated	16.1	1.6	14	0.81	7.27
	Inferred	5.8	1.5	13	0.28	2.47
	Total	**52.8**	**1.6**	**15**	**2.66**	**26.13**
Stockpiles	Subtotal	1.7	0.89	5.8	0.05	0.32
Chatree Totals	Measured	37.3	1.6	15	1.90	18.10
	Indicated	21.4	1.5	12	1.05	8.46
	Inferred	8.9	1.5	11	0.43	3.20
	Total	**69.3**	**1.5**	**14**	**3.43**	**30.13**

Ore Reserves

as at 30 April 2007 (>0.6 g/t Au cut-off)

Source	Category	Tonnes	Grade		Contained Ounces	
			Gold	Silver	Gold	Silver
		(million tonnes)	(g/t)	(g/t)	(million Oz)	(million Oz)
Chatree Mine on Current Leases (1)(4)	Proved	1.6	2.1	10	0.10	0.52
	Probable	0.4	1.7	8	0.03	0.11
	Sub-Total	**2.0**	**2.0**	**10**	**0.13**	**0.63**
Chatree North (2)(3)(5)	Proved	22.2	1.6	17	1.13	12.5
	Probable	6.2	1.6	15	0.32	3.03
	Sub-Total	**28.4**	**1.6**	**17**	**1.45**	**15.54**
Total from Pits	Proved	23.8	1.6	17	1.23	13.03
	Probable	6.6	1.6	15	0.35	3.14
	Sub-Total	30.4	1.6	17	1.58	16.17
Stockpiles	**Subtotal**	**1.7**	**0.89**	**5.8**	**0.05**	**0.32**
Chatree Total	**Total**	**32.1**	**1.6**	**16**	**1.63**	**16.48**

Notes for Mineral Resources and Ore Reserves Statement:
Some rounding of figures may cause numbers not to add correctly
(1) Includes C, H, D, HS, HW, S and P at Chatree Mine cut to the end of April 2007 mine surface.
(2) Includes A, AE, Q, KW and KE at Chatree North.
(3) The Ore Reserves are based on a US$630/oz gold price for Chatree Mine on current leases and US$560/oz gold price for Chatree North, and US$12.50/oz silver price, which is the approximate 2 year average, prior to 30 April 2007, prepared by Kingsgate from public data.
Chatree Mine Lease Notes:
(4) Based on a composite of the current mine design and an optimised pit shell which extends the C pit to the north. This extension to the C pit represents 0.92Mt of ore at 2.6g/t gold containing 0.077Mozs of gold and requires the granting of the Chatree North lease and the relocation of the highway.
Chatree North Lease Notes:
(5) Based on optimum pit shells including haul road allowance in the slopes, long term fuel, consumables, and mining contract prices.

Exploration - Australia

EXPLORATION - CLONCURRY, AUSTRALIA

Exploration recommenced on an exploration license EPM 12409, 25km east of Cloncurry, Queensland. This area was previously explored by Kingsgate in 1988-94.

An airborne geophysical survey was flown. A detailed ground gravity survey is currently underway. Results will be carefully reviewed to refine drill targets, although drill rig availability means that these targets will not be tested until the middle of calendar year 2008.

Corporate

FINANCE

At the end of October 2007, the Company had net cash on hand of approximately A$42 million (US$38 million). No shares were bought back by the Company during the quarter.

GOLD SALES

Kingsgate completed its first FULL quarter of unhedged gold production. The average cash price received by Kingsgate for gold sales in the quarter was US$681/oz which compares favourably with the previous quarter of US$366/oz.

SUMMARY SALES - GOLD & SILVER				
Category	**Units**	**Sep 2007 Quarter**	**Jun 2007 Quarter**	**Sep 2006 Quarter**
Average Prevailing Spot Gold Price	US$/oz	681	667	621
Average Cash Price Received	US$/oz	681	366	413
Gold sold	ounces	16,893	17,516	22,338
Silver sold	ounces	47,767	53,633	69,976
Revenue from Metal Production	US$M	12.1	7.1	10.0

ANDEAN INVESTMENT

Kingsgate sold its passive 18.5% investment in Andean Resources Limited for approximately A$70 million in October 2007. This translates to a profit before tax of approximately A$44 million. Kingsgate had not been offered any stake in the prior two private placements, and the Company considered these funds could be better utilised on core activities. Outstanding debt has been repaid and the detailed engineering on the expansion has commenced. These funds also provide flexibility until the debt package is finalised for the expansion. It will also enable exploration to be immediately revitalised once new leases are granted.

AMERICAN DEPOSITARY RECEIPTS (ADR'S)

Kingsgate has completed an American Depositary Receipt (ADR) program on NASDAQ in the United States. This is aimed to allow domestic US funds, without an international component, and high net worth retail investors, a simple way to invest in Kingsgate via the pink sheet system (www.pinksheets.com).

Kingsgate's ticker code is ADR/OTC: KSKGY.



Panoramic view of 'Chatree'

Kingsgate Consolidated Limited

Board of Directors

Ross Smyth-Kirk - Chairman
John Falconer - Non-Executive Director
Peter McAleer - Non-Executive Director

Company Secretary

Peter Warren

Senior Management Team

Gavin Thomas
Chief Executive Officer
Phil MacIntyre
Chief Operating Officer & General Manager, Akara Mining Limited
Stephen Promnitz
Corporate Development Manager
Peter Warren
Chief Financial Officer
Ron James
General Manager, Exploration & Resources Development
John McDougall
Operations Manager, Chatree Gold Mine

Registered Office

Kingsgate Consolidated Limited
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000, Australia
Phone: (61 2) 8256 4800 Facsimile: (61 2) 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Competent Persons Statement

Information in this report that relates to Exploration Results, Mineral Resource and Ore Reserve estimates is based on information compiled by Ron James, Mike Garman, Ken Grohs and Guy Davies, who are employees of the Kingsgate Group and members of The Australasian Institute of Mining and Metallurgy, and Rob Spiers, an employee of Hellman & Schofield and member of the Australian Institute of Geoscientists. These people are Competent Persons under the meaning of the JORC Code with respect to Exploration Results, Mineral Resources and Ore Reserves being reported on. All have given their consent to the Public Reporting of these statements and are in agreement with the contents and format of this report.

Issued Share Capital

Kingsgate has 92,680,392 ordinary shares on issue and 6,976,000 unlisted options at 30 September 2007.

Quarterly Share Price Activity

Quarter	High	Low	Last
September 2004	$3.59	$2.92	$3.00
December 2004	$3.40	$2.35	$2.45
March 2005	$2.75	$2.05	$2.26
June 2005	$2.98	$2.02	$2.84
September 2005	$3.75	$3.08	$3.72
December 2005	$4.67	$3.55	$4.60
March 2006	$6.45	$4.55	$6.44
June 2006	$6.80	$3.74	$5.14
September 2006	$5.39	$4.15	$4.59
December 2006	$4.65	$3.65	$4.20
March 2007	$4.94	$3.47	$4.75
June 2007	$6.06	$4.57	$5.55
September 2007	$5.70	$4.06	$5.37

Share Registry

Security Transfer Registrars Pty Ltd
770 Canning Highway,
Applecross WA 6953.
PO Box 535,
Applecross WA 6953.
Phone: (61 8) 9315 2333.
Facsimile: (61 8) 9315 2233.
Email: registrar@securitytransfer.com.au

All direct shareholding enquiries to the share registry, please.

Appendix A

Hole No.	Easting Local Grid	Northing Local Grid	Azimuth Local Grid	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
A PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
5908RC	5100	20105	90	-55	132.00	0.00	9.00	9.00	1.85
5926DD	5079	20106	90	-55	103.80	101.00	103.80	2.80	9.65
5912RC	5144	19972	90	-63	100.00	10.00	16.00	6.00	1.75
6001DD	5225	19702	270	-55	116.70	40.80	53.20	12.40	1.38
5846DD	4961	19673	90	-61	88.60	33.00	39.00	6.00	1.90
5921DD	5216	19671	90	-55	130.30	36.00	40.00	4.00	2.85
					and	45.00	51.00	6.00	3.74
5929DD	5188	19672	90	-55	161.70	8.00	17.00	9.00	3.19
6002DD	5244	19674	90	-55	148.80	17.10	21.50	4.40	5.19
5920DD	5138	19648	90	-55	86.80	0.00	7.00	7.00	2.41
5920DD	5138	19648	90	-55	86.80	67.00	85.00	18.00	2.06
5923DD	5113	19647	90	-55	166.70	67.00	78.00	11.00	4.63
5927DD	5158	19648	90	-55	170.50	41.50	50.10	8.60	2.37
					and	81.50	89.50	8.00	2.88
					and	101.50	109.00	7.50	6.97
6006DD	5201	19619	270	-55	44.50	0.00	25.00	25.00	3.28
5947RD	5240	19572	270	-55	120.30	75.00	79.00	4.00	20.53
6004DD	5200	19570	270	-55	71.50	23.50	34.30	10.80	5.16
					and	57.00	66.00	9.00	1.15
6003DD	5161	19520	90	-55	150.15	38.50	42.90	4.40	13.58
6007DD	5137	19521	90	-55	157.60	47.00	53.00	6.00	2.71
					and	56.00	70.00	14.00	1.72
C PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
5978RC	6542	2240	90	-60	174.00	55.00	71.00	16.00	1.72
5982RC	6503	2240	90	-60	70.00	21.00	28.00	7.00	3.24
6055RC	6567	2215	90	-74	75.00	20.00	33.00	13.00	1.12
6089RC	6542	2227	90	-60	93.00	1.00	10.00	9.00	2.62
					and	16.00	26.00	10.00	1.51
					and	43.00	47.00	4.00	2.70
6031RC	6501	2252	90	-55	138.00	33.00	43.00	10.00	1.76
					and	65.00	72.00	7.00	4.07
J PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
6071RC	5250	1310	90	-55	100.00	2.00	10.00	8.00	2.61
6037RC	5266	1460	90	-55	80.00	42.00	47.00	5.00	3.70
6038RC	5230	1460	90	-55	100.00	49.00	55.00	6.00	2.98
3807RC	5163	1583	90	-55	290.00	3.00	8.00	5.00	3.12
K PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
3187RC	6698	2435	90	-55	150.00	80.00	84.00	4.00	2.91
5951RC	6849	2490	90	-55	60.00	12.00	17.00	5.00	5.41
5936RC	6812	2568	90	-55	180.00	170.00	172.00	2.00	6.19
6005DD	6830	2666	270	-55	40.40	3.00	11.00	8.00	2.42
6008DD	6848	2690	270	-55	40.40	20.00	27.00	7.00	1.61
6009DD	6921	2406	270	-55	37.50	7.70	13.50	5.80	7.81
6010DD	6924	2404	270	-55	80.00	37.10	40.00	2.90	4.94
5942RC	6440	2443	90	-55	125.00	117.00	122.00	5.00	2.84
P PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
5950RC	584	5333	90	-60	60.00	6.00	11.00	5.00	12.94
6059RC	739	5381	90	-60	142.00	137.00	140.00	3.00	4.47
6062RC	700	5403	90	-60	80.00	10.00	12.00	2.00	6.83

* Intersections may not be true width

Appendix A continued

H WEST PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
Hole No.	Easting Local_H	Northing Local_H	Azimuth Local_H	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5115RDext	505	6233	90	-60	299.50	220.00	228.00	8.00	3.15
3677RC	503	6204	90	-60	183.00	105.00	107.00	2.00	5.87
					and	113.00	123.00	10.00	4.76
					and	158.00	175.00	17.00	6.58
3790RC	540	6203	90	-60	180.00	160.00	170.00	10.00	2.18
3652RC	483	6174	90	-60	162.00	120.00	122.00	2.00	6.30
3680RC	548	6178	90	-60	183.00	87.00	93.00	6.00	1.64
					and	123.00	126.00	3.00	3.95
3681RC	506	6177	90	-60	183.00	96.00	101.00	5.00	5.67
3806RC	481	6177	90	-60	213.00	151.00	152.00	1.00	9.99
					and	171.00	177.00	6.00	1.57
3652RD	484	6174	90	-60	290.10	173.40	177.00	3.60	2.64
3668RC	501	6154	90	-60	183.00	91.00	93.00	2.00	6.07
					and	101.00	107.00	6.00	3.57
3673RC	559	6156	90	-60	183.00	66.00	69.00	3.00	12.10
3675RC	521	6154	90	-60	180.00	93.00	102.00	9.00	2.35
					and	114.00	123.00	9.00	3.00
3674RC	539	6155	90	-60	180.00	122.00	126.00	4.00	2.70
3789RC	456	6152	90	-60	204.00	149.00	155.00	6.00	5.99
3799RC	435	6153	90	-60	222.00	158.00	159.00	1.00	48.70
					and	169.00	172.00	3.00	6.52
3667RC	515	6124	90	-60	183.00	104.00	107.00	3.00	5.16
					and	113.00	119.00	6.00	7.20
					and	155.00	162.00	7.00	1.57
3686RC	526	6129	90	-60	130.00	62.00	66.00	4.00	2.72
3651RDext	496	6124	90	-60	296.20	191.46	193.00	1.54	8.68
3788RC	431	6128	90	-60	156.00	125.00	130.00	5.00	4.27
3665RC	469	6104	90	-60	162.00	95.00	102.00	7.00	3.89
					and	112.00	114.00	2.00	14.80
3684RC	546	6104	90	-60	162.00	94.00	105.00	11.00	4.50
3685RC	529	6083	90	-60	171.00	142.00	146.00	4.00	2.81
3796RC	440	5953	90	-60	170.00	132.00	135.00	3.00	3.74

** Intersections may not be true width*

Kingsgate
Consolidated Limited
ABN 42 000 837 472

2 November 2007

Via ASX Online
(1 page)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Thai Gold Royalties

The Minister of Industry has amended the Thai Mineral Royalty Rates Act and increased royalties on some 48 mined commodities in Thailand. In some instances progressive royalty rates based on commodity prices have been introduced. Gold royalty has been included in this category.

With immediate effect, gold royalty has been increased to:

"(1) two point five per cent of the price of gold per gram for the price not exceeding Baht Four Hundred;

(2) five per cent of the price of gold per gram for the part in excess of Baht Four Hundred but not exceeding Baht Six Hundred;

(3) ten per cent of the gold per gram for the part in excess of Baht Six Hundred but not exceeding Baht One Thousand;

(4) fifteen per cent of the price of gold per gram for the part in excess of Baht One Thousand but not exceeding Baht One Thousand Five Hundred;

(5) twenty per cent of the price of gold per gram for the part in excess of Baht One Thousand Five Hundred."

The financial effect on the Company, at current gold prices, is to increase the cost of gold production. At a gold price of US$780 per oz (equivalent to Baht 800 per gram), the royalty is US$39 per oz compared to US$20 per oz under the previous royalty regime.

The royalty rate for silver (10%) remains unchanged.

Yours sincerely,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Kingsgate
Consolidated Limited
ABN 42 000 837 472

15 November 2007

Via ASX Online
(3 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

CHAIRMAN'S ADDRESS AGM 2007

Please find attached the Chairman's Address for our 2007 Annual General Meeting.

Yours Sincerely,

Gavin Thomas
Chief Executive Officer
KINGSGATE CONSOLIDATED LIMITED

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

CHAIRMAN'S ADDRESS--- AGM 2007 (15 November, 2007)

As has already been reported, the year to 30th June, 2007 was a most disappointing one. The combination of low grade, difficult mining conditions and the delivery of a significant proportion of production to the hedge book culminated in an overall loss of $12.6 million for the year – the first year of loss in 6 years of production.

The frustration of the previous year continues to the present time with the delay in approval of the Chatree North leases. These leases are the precursor to our major expansion and the next major phase of growth for this Company. . Whilst most regulatory hurdles have been passed, and despite the optimism of our local advisors, I would have to say that it is becoming increasingly doubtful that we can expect the granting of these leases before the coming elections on December 23rd. Your Directors are making all necessary plans in the event of this delay continuing becoming a reality.

The past year will not go down as a particularly memorable one for the Kingdom of Thailand. Following the military coup last year, the appointed interim government has been notable for its ineffectiveness and lack of decision making in the mineral sector, broken only by the inexplicable action of increasing Royalties on many mined commodities in the last couple of weeks. Whilst of fairly minor irritation to your company it gives the wrong message to the world and could have a deleterious effect on the emergence of a proper mining industry in Thailand. It is to be hoped that whoever wins the coming elections is more attuned to the international standing of Thailand and of the long term ramifications such short-sighted actions can have on reputations.

During the year the Company sold its investment in Goldstar Resources NL for a profit of some $9 million and since the close of the year has sold its holding in Andean Resources Limited for a profit of $40 million. The logic and tactics of the Andean takeover attempt were sound, but an increasingly antagonistic attitude from the Andean Board (having diluted your Company's holding through two placements) a fundamental disagreement on the direction of the Company and little faith in the current Board's ability to see it through to production, in the end left us with little alternative but to sell our holding. There is little doubt that the project will turn out to be a successful deposit and you no doubt have seen that the price of the shares has increased since our exit, however, at the present stage of development and knowledge, in the opinion of your Directors, this is now one of the most over priced stocks on the market.

The mine continues its record as the safest mine in the world and has just achieved 8 million man hours without a Lost Time Incident. During the year Akara became the first mining company in the world to attain the social accountability SA 800 standard, the global benchmark in corporate social responsibility in ensuring a fair and equitable workplace. The Company also won the "Environmental Excellence" award and "Business of the Year" award at the AustCham Business Awards in Thailand. For the fifth year in succession Akara also won the Thai Prime Minister's Award for Labour Relations and Welfare.

During the year Thai interests purchased preference shares in our Thai subsidiary, Akara, to comply with our Thai ownership obligations under the Thai Board of Investment incentives. This is intended as a temporary structure until a Thai IPO can be conducted within the next two years. Preliminary work has been undertaken on the IPO and recently a financial advisor was appointed to further the process. None of this, however, can happen until the Chatree North mining leases are granted.

We remain steadfastly of the belief that leases will be granted and can assure you that our management and our Thai Partners are doing everything physically possible to achieve this end.

I must sincerely commend Gavin Thomas and his senior management team, both in Australia and in Thailand, for their tireless efforts. Not one knows more than myself the level of frustration endured by management over the last few years. My thanks goes to all of them and for the understanding of their families.

We are nonetheless bolstered by the fact that in our regional areas we are sitting on one of the world's largest undeveloped gold provinces in an area of good infrastructure. The world mining industry clearly understands that such undeveloped systems are few and far between and are increasingly going to be found in remote places accompanied by higher political risk.

In the meantime, with the Company now completely hedge free and despite low grades, the current mine can continue producing profitably and covering all operating costs for the current year.

I am pleased to announce that your company is planning to appoint two new directors after today's meeting. They are Craig Carracher as an independent non-executive director and our CEO Gavin Thomas as the managing director. Craig brings a large amount of relevant Thai experience having been managing partner of an international law firm in Thailand for many years. His wide experience in Asian business circles will bring much value to your company and his knowledge of mining and resource work will be beneficial. Craig is currently an Alternate Director of the ASX listed Sunland Group and a director of Ellerston Capital Ltd, the manager of the ASX listed Ellerston GEMS Fund. Craig is based in Asia managing private equity investments across the region including in Thailand. Gavin Thomas is well known to you all and brings over 35 years of mining experience.

Again I would like to thank the management of your Company for their dedication and perseverance and sincerely acknowledge the support and contribution of my fellow Directors over what has been a very trying year.

Kingsgate
Consolidated Limited
ABN 42 000 837 472

15 November 2007

Via ASX Online
(24 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir/Madam,

CEO'S PRESENTATION – AGM 2007

Please find attached the CEO's Presentation for our 2007 Annual General Meeting.

Yours Sincerely,

Gavin Thomas
Chief Executive Officer
KINGSGATE CONSOLIDATED LIMITED

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

KINGSGATE

AGM 2007

Welcome

Kingsgate

Kingsgate

Consolidated Limited

Chairman's Address

15 November 2007



Ross Smyth-Kirk

Chairman

Kingsgate

Consolidated Limited

CEO's Summary

15 November 2007



Gavin Thomas

Chief Executive Officer

Disclaimer

Forward Looking Statements:

These materials include forward looking statements. Forward looking statements inherently involve subjective judgment & analysis & are subject to significant uncertainties, risks & contingencies, many of which are outside of the control of, & may be unknown to, the company.

Actual results and developments may vary materially from that expressed in these materials. The types of uncertainties which are relevant to the company may include, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company & general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company undertakes any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.

A Difficult Year

Past Year
Low Grades & 1st Loss

- Remnant Mining = Low grades
- Loss due hedging & low grades

Position Now
Unhedged, No debt, Paying our way

- Good margin - paying our way
- Low grades until new Leases granted
- Consistent Quarters: 16-21,000 oz gold per Qtr
- Costs per tonne: stable

Paying Our Way



Cash Costs & Gold Price US$/oz
800
700
600
500
400
Spot Gold Price US$/oz
Gold Price
Hedge Delivered Gold Price US$/oz
Unhedged Margin
Chatree Cash Costs US$/oz
Fore cast
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07

Chatree Cash Costs/t - Stable

Chatree Total Costs US$/t = Mining, Milling, Admin, Credits



Percentage Change 3 yrs
60%
30%
0%
Cost Pressures
Oil Price
Thai Baht vs USD
Chatree Cash Costs US$/t
75%
26%
14%
Cash Costs US$/t
40
20
0
Range: Peer* Cash Costs US$/t
*Peers: 10 mines 1.5-3mtpa
Source: Global Mining Research
Chatree Cash Costs US$/t
2004/05
2005/06
2006/07

Mining Areas FY08

Prior to Chatree Nth Leases:

- ❖ Mining H West & H Cutback + minor A & D pit feed
- ❖ Other mill feed: Stockpiles


H West
H Cutback
Stockpiles

Mining Areas FY08 – H West


H Cutback
H West

Excellent Track Record

- World's Safest Gold Mine
- No other gold mine with better ISO standards
- Only mining company granted Social Accountability SA8000
- Zero Environmental Incidents
- Community projects
- Training focus - 99% Thai
- High quality, stable workforce
- Thai investors demonstrate belief in Kingsgate's future


Chatree

Mining Lease Approval Process

Trailblazing!

Previous

Initial Applicn Discussion, 2004

Geology Report, 2005

Mine Plan Approved, Jan 06

EIA Applicn Discussion, 2005-06

EIA Approval, Apr 07

Land Access Approval, 2006-07

Provincial Approvals (Mines Dept, Forestry, Interior), Jun-Oct 07

Pending

National Approval
- Mines Dept, Forestry

Final Approval
- Minister of Industry

Future Production Growth


Higher Grade
with Lease Granting
Silver ~1.5moz/yr '09
Extra~30,000ozAu equiv#
140,000
Oz
86,000
Oz
~300,000
Oz
~330,000
Eq Oz
05/06
06/07F
07/08F*
08/09F
09/10F

* dependent on lease grant timing   # assume 50oz Ag = 1oz Au equivalent

Mining Areas FY08


Chatree North
Lease Apps
Q Pits
A Pit
Mining Areas
In New Leases
K East
H Cutback
H West
C-H Pit
D Pit
Focus within
Current Leases
Plant
2.35mtpa
Plant Expansion
+ 2.65mtpa

New Mining Areas – A Pit

With Chatree Nth Leases:

- ❖ Expand A Pit & mine K East
- ❖ Mining soon after approval



A Pit Expansion
East Prospect
K East

Chatree Plant Expansion


Future
Q Pits
Current
A Pit
Ultimate Pit Profile
Combined Throughput
5 mtpa
Expansion Plant
+2.65 mtpa
Processing Plant
2.35 mtpa

Expansion – ON TRACK

- Streamlined & proven processing route
- 5 Million tpa treatment plant (commission Dec '08*)
- ~300,000 oz/year rate from Dec '08*
- Grinding Mills on order – deposit paid – due Sept'08
- Ausenco contract – Detailed Engineering underway
  - Final capital cost available after leases granted
  - Initial site works commencing (process water)
- New mining fleet arrives progressively – Jan-May'08

* Depending on timing of mining lease grant

Near-Mine Resource Growth

- Geophysics shows growth beyond Chatree Mine
- Resistivity shows trend of mineralisation (red)
- Historically high success rate of discovery using Geophysics
- 23km strike length & expanding


Resistivity Anomalous Zones
Chatree North
Chatree
23 km
7 km

New Discovery Potential

- World class gold province
  1300 km² explor'n leases
- 40 prospective targets
- One target: Chatree-size
  ~30km² Geochem Anomaly
  vs. 23km² Chatree Anomaly
- First Mover Advantage:
  Selected best areas
- Ground Geophysics:
  220 square kilometres


Phitsanulok Province
Chatree North
Chatree
Phichit Province
Phetchab Provinc
70 Km
Nakhonsawan Province
Bangkok ~200km
20 Kilometres

Kingsgate: Value + Re-rating

Valuation
Significantly higher

12 month Price Targets:
- Macquarie A$8/sh
- GSachs JBWere A$6/sh
- Other Brokers A$6-9/sh

Re-rating
with Mining Leases

One of top picks of gold stocks

Trading below analyst NPV

Re-rating overdue
- Catalyst : new Leases

Huge Upside
Exploration & Production Growth

Another great Asian miner

Potential new major Chatree-size discoveries

New World-class Gold Belt with more mines to come


Kingsgate
Consolidated Limited
A Shiny New Future
Production & Exploration Growth

Re-election: Mr John Falconer

That Mr John Falconer, a Director of the Company retiring by rotation in accordance with the Company's Constitution and the ASX Listing Rules and, being eligible and having signified his candidature for the office, be re-elected as a Director of the Company:

Proxies		
For	:	22,383,286
Against	:	2,068,944
Abstained	:	33,905
Discretionary	:	4,721,783

Directors' Remuneration Report

To consider and, if thought fit, to pass the following ordinary resolution: That the Directors' Remuneration Report for the year ended 30 June 2007 is adopted for the purposes of the Corporations Act 2001.

Proxies	For :	23,813,855
	Against :	437,375
	Abstained :	224,905
	Discretionary :	4,731,783


Kingsgate
Consolidated Limited
A Shiny New Future
Production & Exploration Growth

Kingsgate
Consolidated Ltd

ABN 42 000 837 472

15 November 2007

Lodged by ASXOnline – 2 pages (including covering letter)

The Manager
Announcements
Company Announcement Office
Australian Stock Exchange Ltd

Dear Sir/Madam,

RESULTS OF ANNUAL GENERAL MEETING – NOVEMBER 2005

Pursuant to Listing Rule 3.13.2 and Section 251AA of the Corporations Law, we provide details as shown on the attached page in relation to resolutions put to the Company's Annual General Meeting held earlier today.

Yours faithfully
KINGSGATE CONSOLIDATED LTD

PETER WARREN
Company Secretary

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

KINGSGATE CONSOLIDATED LIMITED
ABN 42 000 837 472

SECTION 251 AA OF THE CORPORATIONS ACT 2001
TOTAL NUMBER OF PROXY VOTES EXERCISABLE
ANNUAL GENERAL MEETING
2:00 PM WEDNESDAY, 15 NOVEMBER 2007

Resolutions	No 1 Re elect J Falconer	No 2 Directors' Remuneration Report
Result: Carried/Defeated	Carried	Carried
Method: By show of hands/ Poll	Show of hands	Show of hands
Total number of Proxy votes exercisable by Proxies validly appointed		
Votes for Resolution	22,383,286	23,813,855
Votes against Resolution	2,068,944	437,375
Votes to abstain	33,905	224,905
Votes at Proxy's Discretion	4,721,783	4,731,783
Total	29,207,918	29,207,918

Kingsgate
Consolidated Limited

19 November 2007

1 page only

The Manager
Announcements
Companies Announcements Office
Australian Stock Exchange Limited

Dear Sir/ Madam,

Appointment of Directors

The Board is pleased to announce the appointment of Mr Craig Carracher as an independent non executive director and the company's Chief Executive Officer Mr Gavin Thomas as managing director with effect from 16 November 2007.

Mr Carracher brings a large amount of relevant Thai experience having been managing partner of an international law firm in Thailand for many years. His wide experience in Asian business circles will bring much value to your company and his knowledge of mining and resource work will be beneficial. Craig is currently an Alternate Director of the ASX listed Sunland Group and a director of Ellerston Capital Ltd, the manager of the ASX listed Ellerston GEMS Fund. Craig is based in Asia managing private equity investments across the region including in Thailand.

Mr Thomas is CEO of Kingsgate and has had a successful career in developing mining companies from the exploration phase into mid-tier gold and/or copper production entities. He has over 35 years of international experience in exploring for, evaluating, developing, operating and reclaiming mines in North America, South America, Australia, the Southwest Pacific, Asia and Europe. Amongst other things he was credited with the discovery of the Lihir gold deposit in Papua New Guinea, the largest gold deposit in the world. In particular he has extensive experience in Thailand and South America.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

Peter Warren
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: *61 2 8256 4800*
Facsimile: *61 2 8256 4810*
Email: *info@kingsgate.com.au*
Website: *www.kingsgate.com.au*

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Kingsgate Consolidated Limited
ABN 42 000 837 472

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gavin Thomas
Date of appointment	16 November 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,560,000 options. Each option may acquire 1 fully paid ordinary share. The exercise prices range from $2.69 to $7.00 and they expire on 1 April 2010.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Bahulu Holdings P/L as Trustee of Thomas Family Super Fund A/C, Super Fund Member.	599, 387 Fully paid ordinary shares
Bahulu P/L, Director and Shareholder	101, 534 Fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Kingsgate Consolidated Limited	
ABN 42 000 837 472	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Craig Allan Carracher
Date of appointment	16 November 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme **Kingsgate Consolidated Limited**

1. Details of substantial holder

Name **UBS Nominees Pty Ltd and its related bodies corporate**

ABN (if applicable): **32 001 450 522**

There was a change in interest of the substantial holder on: **26 November 2007**

The previous notice was dated: **17 September 2007**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's Votes	Voting Power	Person's Votes	Voting Power
Ordinary	4,810,373	5.19%	5,799,119	6.26%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and Number of securities	Person's votes affected
N/A. As these holdings were held by UBS Nominees Pty Ltd and UBS AG, London Branch on behalf of Prime Brokerage clients, there is no trading by UBS AG, Australia Branch or UBS AG, London Branch to be reported.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered holder	Nature of relevant interest	Class and number of securities	Person's votes
UBS AG, Australia Branch	UBS Nominees Pty Ltd	UBS AG, Australia Branch	Prime Broker with power to control the exercise of the power to dispose of shares pursuant to a Prime Broking Agreement (see attached).	207,896 Ordinary	207,896

UBS AG, London Branch	Various custodians	Various custodians	Beneficial owner	160,000 Ordinary	160,000
UBS AG, London Branch	Various custodians	UBS AG London Branch	Prime Broker with power to control the exercise of the power to dispose of shares pursuant to a Prime Broking Agreement.	4,685,026 Ordinary	4,685,026
UBS AG, London Branch	Various custodians	Various custodians	Power to control disposal over shares pursuant to stock borrowing and lending activities	95,280 Ordinary	95,280
UBS Securities Australia Ltd	Unknown custodians	Unknown custodians	Power to control disposal over shares pursuant to stock borrowing and lending activities	274,196 Ordinary	274,196
UBS Securities Australia Ltd	Warbont Nominees Pty Ltd	Warbont Nominees Pty Ltd	Power to control disposal over shares pursuant to stock borrowing and lending activities	376,721 Ordinary	376,721

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
UBS AG, London Branch	1 Finsbury Avenue, London, ECM2M 2PP
UBS AG, Australia Branch	Level 16 Chifley Tower, 2 Chifley Square, Sydney NSW 2000
UBS Nominees Pty Ltd	Level 16 Chifley Tower, 2 Chifley Square, Sydney NSW 2000
UBS Securities Australia Ltd	Level 16 Chifley Tower, 2 Chifley Square, Sydney NSW 2000
Warbont Nominees Pty Ltd	Level 16 Chifley Tower, 2 Chifley Square, Sydney NSW 2000

SIGNATURE

Print Name: Peter Tillman Capacity: Alternate Director

Sign Here: [signature] Date: 27 November 2007

Contact details for this notice:

Peter Tillman
Legal & Compliance
(w) +61 2 9324 2231
(f) +61 2 9324 2558
email: peter.tillman@ubs.com

Prime Brokerage Agreement

Details

Interpretation – definitions are at the end of the General terms

Parties	**UBS and Customer**	
UBS	Name	**UBS AG, Australia Branch**
	ABN	47 088 129 613
	AFSL	231 087
	Address	Level 16 Chifley Tower, 2 Chifley Square, Sydney, NSW, 2000
	Telephone	+61 2 9324 2000
	Fax	+61 2 9324 2558
	Attention	General Counsel
Customer	Name	**XXX LIMITED as Trustee and Manager of the Scheme**
	ABN	
	AFSL	
	Address	
	Telephone	
	Fax	
	Attention	
	Scheme	
	ARSN	
Recitals	**A**	The Customer wishes to appoint UBS to provide a prime brokerage service to the Customer in its capacity as trustee and manager of the Scheme.
	B	UBS wishes to accept that appointment.
Governing law	New South Wales	
Date of agreement	See Signing page	

General terms

1 Appointment as prime broker

1.1 Appointment

The Customer in its capacity as trustee and manager of the Scheme appoints UBS as prime broker with the power to:

(a) carry out the services referred to in clause 1.2;

(b) perform the functions otherwise expressly or by implication given to UBS under this agreement; and

(c) take any action which UBS reasonably determines is necessary or desirable in connection with the carrying out of the services and functions under this agreement.

1.2 Services

As prime broker UBS will provide the following services to the Customer:

(a) borrowing and lending of securities;

(b) the settlement of transactions that the Customer has entered into with a third party broker;

(c) cash loans;

(d) other services as agreed between the parties from time to time.

1.3 Variation of Services

UBS may vary from time to time the services it will provide to the Customer and the charges associated with those services by prior notice in writing.

1.4 Co-operation

The Customer agrees to ratify and to confirm or to do, or procure the doing of, anything necessary to complete UBS's actions under this agreement.

1.5 Single Agreement

All cash advances to the Customer and securities loans made under this agreement, and any UBS Transactions, are entered into in reliance on the fact that this agreement, the UBS Customer Agreement and any schedules or confirmations concerning those advances, securities loans and UBS Transactions form a single agreement between the parties (collectively referred to as "this agreement") and the parties would not otherwise enter into any of those transactions other than in accordance with this agreement. To the

extent that there is an inconsistency between this Prime Brokerage Agreement and a UBS Customer Agreement, this Prime Brokerage Agreement prevails.

2 Settlement of securities transactions

2.1 Settlement through execution brokers

UBS will settle Transactions as agent for the Customer with any executing broker, including UBS Securities. If UBS Securities, or any other Related Entity of UBS, is the executing broker, a separate agreement will set out the terms of the agreement between UBS Securities and the Customer with regard to the execution of Transactions.

2.2 Time for Instructions

The Customer must give UBS instructions to settle a Transaction in accordance with clause 2.1 by 5pm (Sydney time) on the Business Day of the transaction.

2.3 Sell orders

Where the Customer gives a sell order to UBS, the Customer must designate the sell order as either long or short. A sell order that is not designated is deemed to be long. The designation of the sell order as long constitutes a certification that the securities to be sold are owned by the Customer. If such securities are not in UBS's possession, by placing such an order the Customer warrants that the Customer will deliver the securities to UBS on or before that date on which the sell order is to be settled. The Customer agrees to indemnify UBS for any costs, expenses or losses suffered or incurred by UBS as a result of the Customer's failure to deliver securities in accordance with this clause.

2.4 Securities transaction discrepancies and costs

The Customer is responsible for the resolution of discrepancies in relation to Transactions settled by UBS and is liable for all costs and Taxes as a result of, or in connection with, the Transaction.

2.5 Refusal

UBS may refuse to settle any Transaction for the Customer. UBS will notify the Customer of any such refusal giving reasons for such refusal. Unless agreed otherwise, UBS is only deemed to have agreed to settle a Transaction upon it actually settling that Transaction.

2.6 Best efforts

Subject to clause 2.5, UBS will use its best efforts to settle all Transactions.

2.7 No confirmation

UBS will not confirm securities transactions with the executing broker.

2.8 Liability of UBS

UBS shall not be responsible and is not liable for:

(a) any loss on settlement of any Transaction;

(b) any acts or omission of the executing broker or its employees or agents;

(c) compliance with any regulatory requirement to report Transactions to the Stock Exchange or any other securities exchange or regulatory body or any other regulatory reporting or notification requirements in respect of any Transaction or any Assets; or

(d) refusing to settle any Transaction or failing to promptly notify the Customer of refusing or failing to settle a Transaction.

3 Advances

3.1 Cash advances

UBS may, in its sole discretion, make cash advances to the Customer at any time up to the Credit Limit.

3.2 Calls

UBS may call on demand any cash advance made in accordance with clause 3.1 and the advance is repayable in accordance with such demand.

3.3 Interest

Interest will accrue on all cash advances daily at the rate specified in the fee schedule provided to the Customer as updated by UBS from time to time and the Customer must pay such interest at the time and in the manner required by UBS.

3.4 Gross Up for Withholding tax

If a law requires the Customer to deduct an amount in respect of Taxes from a payment under this agreement such that UBS would not actually receive on the due date the full amount provided for under this agreement, then:

(a) the Customer agrees to deduct the amount for the Taxes (and any further deduction applicable to any further payment due under paragraph (c) below); and

(b) the Customer agrees to pay an amount equal to the amount deducted to the relevant authority in accordance with applicable law and give the original receipts to UBS within 10 Business Days after the day on which the original receipts were issued; and

(c) the amount payable is increased so that, after making the deduction and further deductions applicable to additional amounts payable under this clause, UBS will receive (at the time the payment is due)

the amount it would have received if no deductions had been required.

3.5 Use of cash advances

The Customer may only use the proceeds of any cash advance for the purpose of Transactions. The Customer may not use a cash advance, directly or indirectly, for the purpose of making a takeover offer which when completed would result in the Customer or any person controlling the Customer or under the Customer's control acquiring control of any legal entity. The Customer may not publicise the making by UBS of a cash advance (except where required by law or regulation).

4 Fees and charges

4.1 Fee schedule

UBS is entitled to receive fees and charges in accordance with the fee schedule provided to the Customer and updated by UBS from time to time.

4.2 Other amounts

Except as otherwise provided in this agreement, the Customer agrees to indemnify UBS against all Taxes and other costs and expenses (including, without limitation, commissions) that UBS incurs as a result of or in connection with the services it provides to the Customer under this agreement.

4.3 Authority

The Customer authorises UBS to deduct any amount due under this clause 4 from the Cash Account.

5 Margin

5.1 Margin Requirement

UBS may determine and vary at any time, in its discretion, the Margin Requirement from the Customer with respect to obligations of the Customer to UBS pursuant to this agreement and any UBS Customer Agreement, and the acceptable cash or assets or both to meet that demand.

5.2 Notice of Margin Requirement

UBS will give notice in writing to the Customer specifying:

(a) the Outstanding Margin Requirement;

(b) the types of cash and/or Assets which will be accepted by UBS as Margin; and

(c) the Valuation Percentage.

UBS may not give notice unless the Outstanding Margin Requirement specified exceeds the minimum size of margin calls specified in schedule 4.

5.3 Time for payment

The Customer must meet any demand for Outstanding Margin Requirement by delivering Collateral:

(a) in the case of cash – on the same Business Day as the demand for the Outstanding Margin Requirement if the demand is before or on the Notification Time or the next Business Day if the demand is made after the Notification Time; or

(b) in the case of assets other than cash – as agreed between the parties.

5.4 Late payment

If the Customer does not meet a demand for Outstanding Margin Requirement in accordance with the time specified in clause 5.3:

(a) the Customer is liable to pay the Overdue Margin Interest Rate on the amount of the Outstanding Margin Requirement demand it has failed to meet; and

(b) UBS may declare an Event of Default.

5.5 Excess

If the value of the Collateral held by UBS exceeds the Margin Requirement in respect of the Customer, UBS may repay the amount of that excess to the Customer when requested by the Customer in writing. Any such repayment shall be made subject to clause 6.3 and by close of business on the Business Day following such request.

5.6 Registration of charge

The Customer acknowledges that UBS may file or register details of the Security in appropriate jurisdictions. The Customer undertakes to do all things necessary to assist in the creation of an effective charge.

5.7 Encumbrances

The Customer warrants that all assets transferred to UBS as Collateral are free of any Encumbrances at the time such assets are transferred to UBS and will remain free from any Encumbrances while the Assets are held by UBS as Collateral.

6 Payments and Transfers

6.1 Cash

If the Customer is required to pay an amount of cash to UBS under this agreement, the Customer must pay such amount of cash into the bank account or accounts specified by UBS.

6.2 Assets

If the Customer is required to transfer assets to UBS under this agreement, the Customer must transfer or cause the Custodian (including by directing UBS to issue Proper Instructions) to transfer such assets in accordance with the market convention for assets of that type to UBS or such other person as specified by UBS.

6.3 Payments and transfers by UBS

Any obligation of UBS to pay or repay any amount of cash or deliver or redeliver any Asset to the Customer or the Custodian under this agreement is conditional on the Margin held by UBS after the payment or delivery exceeding the Margin Requirement in respect of the Customer.

6.4 Documents and instructions for transfer

For all deliveries under this agreement, the parties agree to execute and deliver all documents and give all instructions necessary for all right, title and interest in the securities or Collateral to be transferred.

7 Custody

7.1 Appointment

The Customer must appoint UBS Nominees Pty Ltd or another person approved by UBS to be the custodian to hold the Custodial Assets.

7.2 Custodian Agreement

The custody agreement between the Customer and the Custodian must be in a form approved by UBS and allow for UBS to be appointed as the sole person authorised to give instructions to the Custodian in relation to the Custodial Assets while this agreement continues in effect or the Customer has any liabilities to UBS arising from this agreement.

7.3 Authority to UBS

The Customer must irrevocably appoint for the period referred to in clause 7.2 UBS as the sole person (to the exclusion of the Customer and its officers) authorised to give instructions on behalf of the Customer to the Custodian in relation to all dealings with the Custodial Assets.

7.4 Authorisation of UBS

The Customer authorises UBS to give instructions on behalf of the Customer to the Custodian in relation to all dealings with the Custodial Assets:

(a) to do anything that this agreement contemplates (either expressly or by implication) will be done by UBS;

(b) to do anything which, in the opinion of UBS, is incidental to, or necessary or desirable in connection with, any act referred to in paragraph (a) above; or

(c) to do anything which UBS is directed to do by the Customer.

7.5 Withdrawal of Assets

In no circumstances is UBS obliged to issue instructions to the Custodian to transfer Custodial Assets if UBS has not consented to the release of the Custodial Assets from the Charge.

7.6 Encumbrances

The Customer warrants that all Custodial Assets which are transferred to or otherwise from time to time held by the Custodian are free of any Encumbrances and will remain free from any Encumbrances while the Assets are held by the Custodian except the Security and any lien routinely imposed on all securities in a relevant clearing system approved by UBS.

8 Securities loans

8.1 Request and acceptance

UBS will lend securities to the Customer, and the Customer will borrow securities from UBS, in accordance with the terms and conditions of the ASLA and with the Rules. If any of the terms of the ASLA are inconsistent with any of the terms of this agreement, this agreement prevails to the extent of the inconsistency.

8.2 Delivery of securities

UBS may, in its discretion, elect to:

(a) satisfy a Borrowing Request in full;

(b) satisfy a Borrowing Request in part; or

(c) reject a Borrowing Request.

8.3 Margin

Before making any Borrowing Request, the Customer must meet all existing calls for Outstanding Margin Requirement and have sufficient Margin available to UBS.

8.4 Use of loaned securities

Loaned securities may only be used by the Customer to settle the Customer's transfer obligations, and may not be transferred elsewhere except where the parties agree.

9 Default

9.1 Events of Default

Each of the following is an Event of Default:

(a) **(non-payment or non-delivery)** the Customer does not pay or deliver on time any amount payable or asset deliverable by it under this agreement; or

(b) **(cross default)** any present or future monetary obligations of the Customer or any of its Subsidiaries for amounts totalling $100,000 are not satisfied on time (or at the end of their period of grace) or become prematurely payable.

(In this clause 9.1((b)), a "monetary obligation" means a monetary obligation in connection with:

(i) money borrowed or raised; or

(ii) any hiring arrangement, redeemable preference share, letter of credit or financial markets transaction (including a swap, option or futures contract); or

(iii) a guarantee or indemnity in connection with money borrowed or raised); or

(c) **(enforcement against assets)** distress is levied or a judgment, order or Encumbrance is enforced, or becomes enforceable, against any property of the Customer (whether in its capacity as trustee and manager or not) or any of its Subsidiaries; or

(d) **(incorrect representation or warranty)** a representation or warranty made by or for the Customer in connection with this agreement is found to have been incorrect or misleading when made; or

(e) **(insolvency)** the Customer or any of its Subsidiaries becomes Insolvent; or

(f) **(ceasing business)** the Customer or any of its Subsidiaries stops payment, ceases to carry on its business or a material part of it, or threatens to do either of those things except to reconstruct or amalgamate while solvent on terms approved by UBS; or

(g) **(appointment of manager)** a person is appointed under legislation to manage any part of the affairs of the Customer or any of its Subsidiaries; or

(h) **(Material Adverse Event)** an event occurs which is or is likely to be (or a series of events occur which, together, are or are likely to be) a Material Adverse Event; or

(i) **(unable or intend not to perform)** the Customer admits to UBS that it is unable or intends not to perform any of its obligations under this agreement; or

(j) **(non-compliance with other obligations)** the Customer fails to perform when due any other obligation under this agreement and the failure is not remedied by the end of the Business Day following the Business Day on which written notice from UBS of the failure is effective; or

(k) **(event of default under Customer Agreements)** a Customer Agreement is terminated due to an event of default (howsoever described) under a Customer Agreement; or

(l) **(breach of security)** there is a breach of any of the terms of the Security; or

(m) **(voidable charge)** the Security or a transaction in connection with it is or becomes (or is claimed to be) wholly or partly void, voidable or unenforceable or does not have (or is claimed not to have) the priority which UBS as the chargee intended it to have ("claimed" in this paragraph means claimed by the chargor in that Security or any of its Related Entities or anyone on behalf of any of them); or

(n) **(prejudice to right of indemnity)** the Customer's right to an indemnity out of the assets of the Scheme is reduced or lost in any way or the Customer disclaims it's right of indemnity; or

(o) **(ceasing to be trustee and manager)** the Customer does or participates in any act or enters into any agreement which might bring about its removal or retirement as trustee and manager of the Scheme or the trustee and manager ceases to be trustee and manager of the Scheme; or

(p) **(Scheme terminated)** the Scheme is terminated, or a resolution that it be terminated is passed by the Customer or by other persons having the power to initiate the termination of the Scheme; or

(q) **(Statement breach)** the Customer fails to deliver the statements set out in clause 14 in accordance with the times set out in Schedule 2; or

(r) any event of default specified in Schedule 5.

Failure by the Customer to comply with any period for remedy notified by UBS will constitute an event of default under this clause.9.1.

9.2 Notification

The Customer must notify UBS immediately if an Event of Default occurs, or an event which with the passing of time, giving of notice, expiry of any applicable grace period or the making of any determination by UBS may constitute an Event of Default for the Customer.

9.3 Consequences of default

If an Event of Default occurs, UBS may by notice to the Customer:

(a) terminate any cash advances made under clause 3;

(b) terminate any loan of securities under clauses 8, 10.2, 10.5 and 10.6;

(c) terminate (including by way of close out) any other transactions or positions entered into in connection with this agreement (including in connection with transactions entered into under UBS Customer Agreements) which have not been completed, or which are

outstanding (including the holding of Collateral, any hedging or other derivative transaction and any purchase or sale of securities which has not been completed).

No further payments or deliveries are then required in respect of those terminated items, except as provided for in clause 9.4.

9.4 Determination of amounts notionally payable on termination

If UBS gives a notice in accordance with clause 9.3, UBS is to calculate, in its discretion, the value (represented by an Australian dollar amount) of each item terminated under clause 9.3. Each value is to be represented by an amount either notionally payable to UBS by the Customer or notionally payable by UBS to the Customer. (The intention behind these calculations is to place a monetary value on every right and liability of the Customer existing in connection with transactions contemplated by this agreement (including those entered into UBS Customer Agreements) to enable calculation of a net amount owed to or by the Customer in connection with this agreement (including under UBS Customer Agreements)).

9.5 Calculating the amount payable on termination

The total of all amounts notionally payable by UBS is then to be subtracted from the total of all amounts notionally payable to UBS . (The total of all interest, costs, expenses and all other amounts payable to UBS by the Customer under this agreement is also to be included in the total of all amounts notionally payable to UBS). If the result is a positive number, then the Customer must pay that amount to UBS by close of business on the same Business Day that such notice is given. If the result is a negative number, then (subject to UBS's right to set off against that amount any other obligation of the Customer to UBS) UBS must pay the absolute value of that amount to the Customer. The Australian dollar equivalent amount of a foreign currency amount will be determined by converting the foreign currency amount at the rate at which UBS reasonably considers appropriate.

9.6 Liability for losses

The Customer is liable for any losses incurred by UBS as a result of an Event of Default. Interest accrues on any amount payable by the Customer under this clause 9.5 on a daily basis at the rate of the internal rate of funding for UBS plus 2% per annum.

9.7 Exercise of Security

If the Customer fails to pay any amount due to UBS in accordance with clause 9.4, UBS may, without the need to give further notice, exercise its rights under the Security including requiring delivery to it of all or any of the Custodial Assets and the sale of those Custodial Assets.

10 Client Money and Assets

10.1 Client money

Except as required by the Corporations Act or the Rules, cash held as Collateral is not subject to the protections conferred by any client money rules and, as a consequence, will not be segregated from UBS's own money and will be used by UBS in the course of its business. Cash so held will be owed by UBS on a debtor/creditor basis and not held by UBS as custodian upon trust for the Customer. The Customer will rank as one of UBS's general creditors in the event of UBS becoming Insolvent.

For the avoidance of doubt, cash held by UBS other than as collateral will be held in a separate account in the Clients name.

10.2 Custodial Assets

UBS may request the Custodian at any time to pay or deliver to UBS any of the Custodial Assets, provided that UBS may only request the Custodian to deliver to UBS Custodial Assets which are ASX listed securities if such delivery would not cause UBS to have a 'relevant interest' for the purposes of the Corporations Act 2001 (C'th) of greater than 18% in any ASX listed entity. Subject to clauses 10.3, 10.4, 10.5 and 10.6 the Customer agrees that any Custodial Assets which UBS requests the Custodian to pay or deliver to UBS, or any Collateral, may be used by UBS for UBS's own account (including to borrow, lend, charge, re-hypothecate, dispose of or otherwise use for its own purposes) and in respect of UBS's obligations (or those of other customers of UBS) and, as a consequence, those Assets are not held by UBS for the Customer or the Custodian. UBS will have a contractual obligation to return equivalent Custodial Assets to the Custodian in accordance with clause 10.6. The Customer and the Custodian will in relation to the obligation to return equivalent Custodial Assets rank as one of UBS's general creditors in the event of UBS becoming Insolvent. Subject to clause 4.2 of the ASLA, UBS may retain all fees, profits and other benefits received in connection with such activities.

10.3 Express Authorisation for Collateral

Without limiting UBS's right to request transfer of any of the Custodial Assets under clause 10.2, the Customer expressly authorises UBS in its discretion to:

(a) identify any Collateral as being held as margin or security against a particular obligation of the Customer under this agreement or against an UBS Transaction;

(b) subject to clauses 10.2 and 10.5, transfer any Custodial Assets to UBS expressly as Collateral for any obligations of the Customer under this agreement or an UBS Transaction; and

(c) transfer the proceeds of a cash advance made to the Customer to any Related Entity to satisfy any margin or security requirement of a Related Entity in relation to a Transaction (provided that the Customer and UBS have previously agreed in writing that the Transaction is a Transaction to which this clause 10.3 applies).

10.4 No Derogation from Liability to provide Collateral

The authorisation of UBS set out in clause 10.3 does not derogate from the Customer's obligation to meet a demand for Outstanding Margin Requirement under clause 5.3 or any margin or security requirement owed to a Related Entity. Unless UBS agrees otherwise in a particular case, UBS is only deemed to have agreed to transfer Custodial Assists to meet an Outstanding Margin Requirement or transferring the proceeds of a cash advance to the Customer to meet a margin or security requirement of a Related Entity upon it actually transferring those Custodial Assets or proceeds (as applicable) and is not liable for failure to do so.

10.5 Provision of Collateral

Subject to UBS's rights under clause 10.2, Collateral which is required by UBS pursuant to clause 5, if provided to the Custodian, will be held by the Custodian as bare trustee for the Customer subject to the Security. Any other Collateral provided to UBS in accordance with clause 5 will be provided to UBS in accordance with the terms and conditions of the ASLA and with the Rules. Securities delivered by the Custodian to UBS under clause 10.2 will be deemed to be provided by the Customer to UBS in accordance with the terms and conditions of the ASLA and with the Rules. UBS will become the legal and beneficial owner of those securities upon taking delivery of them from the Custodian.

10.6 Custodial Assets to be borrowed by UBS

Any Custodial Assets which UBS has the Custodian pay or deliver to it, will be borrowed by UBS from the Customer in accordance with the terms and conditions of the ASLA and with the Rules. If any of the terms of the ASLA are inconsistent with any of the terms of this agreement, this agreement prevails to the extent of the inconsistency.

10.7 Withholding Taxes on Income

If a law requires UBS to deduct an amount in respect of Taxes in relation to any income or other payments to the Customer under this agreement, the Customer authorises UBS to make such deductions without any further express instructions. UBS will pay to the Customer the amount of income or other payments net of Taxes.

11 Representations, Warranties and Acknowledgment

11.1 Customer's representations and warranties

The Customer represents and warrants to UBS that:

(a) it has the power to enter into and perform its obligations under this agreement, and has duly executed this agreement so as to constitute valid and binding obligations of the Customer;

(b) it has duly executed this agreement in its capacity as trustee and manager of the Scheme and for the benefit of the beneficiaries of the Scheme;

(c) it holds such licences and authorities as are necessary to lawfully perform its obligations under this agreement;

(d) in giving any instructions under this agreement, the Customer will act as principal;

(e) in giving any instructions under this agreement, the Customer will act in accordance with the provisions of its constitution, the constitution of the Scheme or other constituent documents, any applicable laws and regulations and comply with any investment restrictions in any prospectus, information memorandum, investment management agreement or other document governing the investment by the Customer;

(f) at the date of signing this agreement, the Customer is not in breach of any contractual arrangement which would give rise to an Event of Default;

(g) no litigation, arbitration or administrative proceeding or claim is in progress, pending or to the Customer's knowledge threatened, which could affect the legality, validity or enforceability of this agreement or affect the Customer's ability to perform its obligations under this agreement;

(h) it has complied with its legal obligations and regulatory requirements concerning money laundering and investments in the Scheme, has implemented due diligence procedures to ensure that investments in the Scheme are not made for money laundering purposes or other unlawful purposes and the due diligence procedures are consistent with those which a prudent trustee and manager of a fund of the same kind as the Scheme would implement;

(i) it is an Australian resident taxpayer;

(j) each representation and warranty set out in Schedule 5.

The Customer further represents and warrants that each of the warranties set out above in this clause 11.1 is true and correct in every respect as at the date of this agreement and will be so at all times while this agreement remains in force.

11.2 UBS's representations and warranties

UBS represents and warrants to the Customer that:

(a) it has the power to enter into and perform its obligations under this agreement, and has duly executed this agreement so as to constitute the valid and binding obligations of UBS;

(b) it holds such licences and authorities as are necessary to lawfully perform its obligations under this agreement;

(c) the terms of this agreement do not violate any obligation by which UBS is bound, whether arising by contract, operation of law or otherwise.

UBS further represents and warrants that each of the warranties set out above in this clause 11.1 is true and correct in every respect as at the date of this agreement and will be so at all times while this agreement remains in force.

11.3 Acknowledgment

The parties acknowledge that:

(a) they have taken their own financial, legal, taxation and other advice in relation to this agreement, and they have made an independent assessment of this agreement and the business being entered into under the terms of this agreement; and

(b) they have not relied on any statements, representations, promises or undertakings that are not contained in this agreement.

12 Liability of Parties

12.1 Liability of Customer Limited

UBS agrees that the liability of the Customer to UBS, its agents or any other person under or arising out of this agreement is limited to the amount that the Customer actually receives in the exercise of its right of indemnity against the assets of the Scheme. However, if the Customer is not entitled to be indemnified from the assets of the Scheme due to the fraud, wilful violation of the law, gross negligence, breach of trust, breach of duty or other default of the Customer or its agents (other than UBS) the Customer will be fully personally liable to UBS.

12.2 No Responsibility of UBS

The Customer acknowledges that:

(a) UBS is not providing advice to the Customer under this agreement and no executing broker has authority to give investment advice on behalf of UBS;

(b) UBS is not responsible for monitoring the Customer's positions for the purpose of determining their composition or performance;

(c) UBS is not responsible for monitoring the overall financial position of the Customer or determining whether the Transactions entered into by the Customer meet the investment objectives or comply with the investment restrictions of the Customer; and

(d) the Customer is responsible for ensuring that it complies with all laws and regulations applicable to the Customer, including short selling laws.

12.3 References to UBS

The Customer agrees that it will not make any reference to UBS or any Related Entity of UBS in any Offer Document, Public Information or advertising or publicity of the Offer without the prior written consent of UBS

or the Related Entity (as applicable). All requests for consent must be made in writing to UBS.

12.4 Indemnity Concerning Offers and Publicity

The Customer unconditionally and irrevocably undertakes to indemnify on demand the UBS and each Related Entity of UBS against all Losses incurred directly or indirectly as a result of:

(a) any statement in any Offer Documents or Public Information being misleading or deceptive or containing an omission;

(b) the distribution of any Offer Documents and the making of any Offer; and

(c) any advertising or publicity of any Offer issued with the knowledge and consent of the Customer.

12.5 Exclusion of Liability

To the extent permitted by law, neither UBS nor any of its Related Entities or their respective employees or agents is liable for any Losses suffered by the Customer under or in connection with this Agreement unless the Losses arise from the negligence, wilful default or fraud of that person, but in no event is UBS nor any of its Related Entities or their respective employees or agents liable for any consequential loss or damage but in no circumstances will UBS nor any of its Related Entities or their respective employees or agents be liable for any Losses arising from any matter expressly identified in this agreement as a matter for which UBS is not responsible and for which UBS will not be liable.

12.6 Indemnity in Favour of UBS

To the extent permitted by law, the Customer indemnifies UBS and each of its Related Entities or their respective employees and agents against any Losses which may be suffered or incurred directly or indirectly by that person in connection with or as a result of any act or service performed or permitted under this agreement (other than Excluded Tax), except to the extent that the expense or loss is due to negligence, wilful default or fraud of that person.

13 Notices

13.1 Form

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications in connection with this agreement must be in writing, signed by the sender (if an individual) or an Authorised Officer of the sender and marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

13.2 Delivery

They must be:

(a) left at the address set out or referred to in the Details;

(b) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in the Details;

(c) sent by fax to the fax number set out or referred to in the Details;

(d) sent by electronic messaging system to the electronic address identified by the Customer in writing or via a dedicated electronic messaging system between the Customer and UBS, if the Customer authorises the use of electronic messages under clause 13.7; or

(e) given in any other way permitted by law.

However, if the intended recipient has notified a changed postal address, changed fax number or changed electronic address, then the communication must be to that address or number.

13.3 When effective

They take effect from the time they are received unless a later time is specified.

13.4 Receipt - post

If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

13.5 Receipt and Indemnity - fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent. By providing documents or other instructions by way of facsimile , the Customer releases UBS and each of its Related Entities from, and indemnifies each of them against, all losses and liabilities arising from any payment or action UBS or any Related Entity of UBS makes based on any instruction (even if not genuine) that UBS or the Related Entity receives by facsimile bearing a signature apparently that of an Authorised Officer of the Customer.

13.6 Receipt – electronic message

If sent by electronic means, they are taken to be received at the time that the sender receives electronic confirmation that the message has been delivered.

13.7 Receipt - general

Despite clauses 13.4 ("Receipt - post"), 13.5 ("Receipt - fax") and 13.6 ("Receipt-electronic message"), if they are received after 5.00pm in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00am on the next Business Day.

13.8 Electronic messages

The Customer may authorise UBS to send the Customer or the Customer's adviser unencrypted statements (including Margin statements) and other

notices or notifications by electronic means. If the Customer authorises UBS to do so, the Customer accepts all the risks of UBS sending the statements, notices or notifications by electronic means, including, without limitation, any risks arising from the corruption, alteration, interception or disclosure of data and the risk of delayed or incomplete receipt.

14 Reporting

14.1 Reports to Customer

UBS will provide to the Customer the reports referred to in schedule 1 within the times specified in that schedule in respect of the Customer as appropriate having regard to the services provided under this agreement. These reports will be provided for information only and any valuations represent an estimate only and do not represent the value of the Assets.

14.2 Reports to UBS

The Customer will provide to UBS the reports referred to in schedule 2 within the times specified in that schedule.

14.3 Method of giving reports

All reports must be sent in accordance with clause 13 or as agreed by the parties.

14.4 Tax information

UBS is not responsible for providing statements, records, summaries or returns on matters relating to Taxes to the Customer or any Government Agency for or on behalf of the Customer.

15 Stamp duties

15.1 Customer to pay or reimburse stamp duties

The Customer must pay or reimburse UBS for all stamp, transaction, registration and similar Taxes (including interest, fines and penalties) incurred by UBS or any of its Related Entities on or in relation to the execution, delivery, performance or enforcement of this agreement or any payment, receipt or other transaction contemplated by this agreement other than an Excluded Tax.

15.2 Included Taxes

Those Taxes include financial institutions duty, debits tax or other Taxes payable by return and Taxes passed on to UBS or any Related Entity by a bank or financial institution, other than an Excluded Tax.

15.3 Delay or omission

The Customer indemnifies UBS and each Related Entity against any liability resulting from delay or omission to pay those Taxes except to the extent the liability results from failure by UBS or any Related Entity to pay any Tax

after having been put in funds (with all necessary documents) to do so by the Customer, other than an Excluded Tax.

16 Goods and services tax (GST)

16.1 Amounts exclusive of GST

All payments to be made by the Customer under or in connection with this agreement (including payments made under the ASLA) have been calculated without regard to GST.

16.2 GST gross up

If all or part of any such payment (including payments made under the ASLA) is the consideration for a Taxable Supply, the Customer must pay to the supplier additional consideration equal to the GST Amount. Such additional amount is to be paid on the earlier of:

(a) the date of the first payment for the Taxable Supply; and

(b) the date 5 Business Days after the date on which an Invoice is issued for the Taxable Supply.

16.3 GST Input Tax Credits

Where under or in connection with this agreement the Customer is required to reimburse or indemnify for an amount, the Customer will pay the relevant amount (including any sum in respect of GST) less any GST Input Tax Credit which UBS determines (acting reasonably) that it is entitled to claim in respect of that amount.

16.4 GST Groups

If a person is a member of a GST Group, references to GST for which the person is liable, and to Input Tax Credits to which the person is entitled, include GST for which the Representative Member of the GST Group is liable and Input Tax Credits to which the Representative Member is entitled.

GST means the goods and services tax as imposed by the GST Law together with any related interest, penalties, fines or other charges.

GST Amount means in relation to a Taxable Supply the amount of GST for which the supplier is liable in respect of the Taxable Supply.

GST Group has the meaning given to this term by the GST Law.

GST Law has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999, or, if that Act does not exist for any reason, means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia and any regulation made under that Act.

Input Tax Credit has the meaning given to this term by the GST Law.

Invoice has the meaning given to this term by the GST Law.

Representative Member has the meaning given to this term by the GST Law.

Taxable Supply has the meaning given to this term by the GST Law.

17 Non-Australian GST

17.1 Amounts exclusive of Non-Australian GST

All payments to be made by the Customer under or in connection with this agreement (including payments made under the ASLA) have been calculated without regard to Non-Australian GST.

17.2 Non-Australian GST gross up

If all or part of any such payment (including payments made under the ASLA) is the consideration for a supply of goods or services (however defined) by UBS in respect of which Non-Australian GST is payable (whether by UBS or any person on its behalf or in its place) to any relevant tax authority or Government Agency, the Customer must pay to UBS additional consideration equal to the amount of any such Non-Australian GST. Such additional amount is to be paid on demand by UBS.

17.3 Input tax credits

Where under or in connection with this agreement the Customer is required to reimburse or indemnify for an amount, the Customer will pay the amount (including any sum in respect of Non-Australian GST) less any input tax credit (however defined or described) which UBS determines (acting reasonably) that it is entitled under the law applicable to that Non-Australian GST to claim in respect of that amount.

Non-Australian GST means any goods and services tax, value added tax or similar transactional tax, however described, imposed on supplies of goods or services under the law of any jurisdiction outside Australia , together with any related interest, penalties, fines or other charges.

18 Assignment

A party may not assign or otherwise deal with its rights under this agreement or allow any interest in them to arise or be varied in each case, without the consent of the other party (which consent must not be unreasonably withheld or delayed).

19 Governing law

This agreement is governed by the law in force in the place specified in the Details. Each party submits to the non-exclusive jurisdiction of the courts of that place.

20 Entire agreement

This agreement constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter.

21 Services of UBS not to be exclusive

(a) The services of UBS to the Customer under this Agreement are not exclusive and nothing in this Agreement restricts UBS's ability to provide services (whether or not similar) to others and to retain for UBS's own use and benefit all fees or other money payable as a result. The Customer acknowledges that UBS may provide its services in respect of any Assets notwithstanding the fact that UBS or a Related Entity may be the issuer of the Assets, or provides services to the issuer, or otherwise has an interest in the Assets.

(b) UBS is not deemed to be affected with notice of, or to be under any duty to disclose to the Customer, any fact or thing which comes to the notice of UBS or any servant or agent of UBS in the course of UBS rendering similar services to others or in the course of its business in any other capacity or in any manner whatsoever otherwise than in the course of carrying out its duties hereunder.

(c) UBS or any Related Entity may act on its normal terms in relation to any transactions, facilities or other services to be arranged for, on behalf of, by or with the Customer. UBS and any Related Entity are entitled to charge and retain any benefits (including, without limitation, any fees, charges or interest payable by the Customer or any third party) accruing to UBS or any Related Entity in relation to its function as banker, investment manager, advisor or provider of other facilities or services without liability to account to the Customer and without that abating any amounts payable by the Customer.

22 Termination

22.1 Termination by notice

Either party may terminate this agreement by giving 30 Business Days' written notice to the other party, except that this agreement remains applicable to any outstanding:

(a) Transactions UBS has been instructed to settle;

(b) cash advances or securities loans under this agreement; and

(c) UBS Transactions.

22.2 The Customer's Instructions

On termination in accordance with clause 22.1, UBS will use all reasonable endeavours to comply with the Customer's instructions, including:

(a) transferring all positions to an alternative prime broker;

(b) unwinding all positions and paying a cash amount to the Customer; or

(c) a combination of both.

23 General

23.1 Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this agreement expressly states otherwise.

23.2 Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time, the party may still exercise it later.

23.3 No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right or remedy under this agreement.

23.4 Approvals and consents

By giving its approval or consent, a party does not make or give any warranty or representation as to any circumstance relating to the subject matter of the consent or approval.

23.5 Conflict of Interest

The parties' rights and remedies under this agreement may be exercised even if this involves a conflict of duty or a party has a personal interest in their exercise.

23.6 Remedies cumulative

The rights and remedies provided in this agreement are in addition to other rights and remedies given by law independently of this agreement.

23.7 Rights and obligations are unaffected

Rights given to the parties under this agreement and the parties' liabilities under it are not affected by anything which might otherwise affect them by law.

23.8 Variation and waiver

A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.

23.9 Indemnities

The indemnities in this agreement are continuing obligations, independent from the other obligations of the parties under this agreement and continue

after this agreement ends. It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this agreement.

23.10 Prompt performance

If this agreement specifies when the party agrees to perform an obligation, the party agrees to perform it by the time specified. Each party agrees to perform all other obligations promptly.

23.11 Force majeure

Despite any other provision of this agreement, no party need act if it is impossible to act due to any cause beyond its control (including break-down or failure of transmission, communication or computer facilities, failure of any relevant exchange, clearing house or broker to perform its obligations, war, riot, natural disaster, labour dispute, or law taking effect after the date of this agreement). The non-performing party agrees to notify each other party promptly after it determines that it is unable to act.

23.12 No responsibility for force majeure

No party has responsibility or liability for any loss or expense suffered or incurred by any other party as a result of its not acting for so long as the impossibility under clause 23.11 continues. However, the non-performing party agrees to make reasonable efforts to avoid or remove the cause of non-performance and agrees to continue performance under this agreement promptly when the causes are removed.

23.13 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document and the date on which the last counterpart is executed will be the date of the agreement.

23.14 Currency conversion on judgment debt

If a judgment, order or proof of debt for an amount in connection with this agreement is expressed in a currency other than that in which the amount is due under this agreement, then the Customer indemnifies UBS against:

(a) any difference arising from converting the other currency if the Spot Rate of exchange for converting the other currency into the due currency available to UBS when UBS receives a payment in the other currency is less favourable to UBS than the rate of exchange used for the purpose of the judgment, order or acceptance of proof of debt; and

(b) the costs, charges, expenses and Taxes of conversion.

The Customer agrees to pay amounts due under this indemnity on demand from UBS.

24 Definitions and Interpretation

24.1 Definitions

These meanings apply unless the contrary appears:

Assets means any assets held by UBS as Collateral and any Custodial Assets either delivered by the Custodian to UBS in accordance with clause 10 or subject to the Security.

ASLA means the Australian Securities Lending Agreement ("**ASLA**") in schedule 3.

Associate means a body corporate that is an associate of UBS by application of Part 1.2, Division 2 of the Corporations Act.

Authorised Officer means a person appointed by the relevant party to act as an Authorised Officer for the purposes of this agreement.

Base Currency means Australian Dollars.

Borrowing Request means a request made in writing by the Customer to UBS pursuant to clause 8.1 specifying, as necessary:

(a) the description, title and amount of the securities required by the Customer;

(b) the description (if other than Australian currency) and amount of any margin to be provided;

(c) the proposed settlement date;

(d) the duration of such loan;

(e) the mode and place of delivery, which shall, where relevant, include the bank, agent, clearing or settlement system and account to which delivery of the securities and any margin is to be made;

(f) the Margin in respect of the transaction; and

(g) the fee in respect of the transaction.

Business Day means a day other than a Saturday, Sunday or public holiday in Sydney.

Cash Account means a ledger account maintained by UBS for the recording of cash balances in accordance with this agreement.

Charge means the document of that name entered into by the Customer, UBS and the Custodian on or about the date of this agreement.

Claim means any allegation, debt, cause of action, liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent whether at law, in equity, under statute or otherwise.

Collateral means such securities or financial instruments or cash which the Customer delivers to UBS for the purpose of meeting any Margin Requirement in accordance with this agreement and includes any certificate or other documents of title and transfer in respect of such securities, financial instruments or cash.

Corporations Act means the Corporations Act 2001 (Cwlth).

Credit Limit means the upper limit of cash advances to the Customer as determined by UBS.

Custodial Assets means the assets to be transferred or delivered to the Custodian by the Customer and accepted by the Custodian after the date of the Charge, including those transferred or delivered to the Custodian in accordance with this agreement and the right to receive cash or the return of property from UBS under this agreement. Where the Custodian is not UBS Nominees Pty Ltd, this only includes assets within the categories agreed between the Customer and UBS.

Custodian means UBS Nominees Pty Ltd or such other person as UBS agrees in accordance with clause 7.

Customer Agreement means:

(a) any charge between UBS and the Custodian to secure the Customer's obligations under this agreement;

(b) any custody agreement between the Customer and the Custodian;

(c) any ASLA between the Customer and UBS;

(d) any ISDA Master Agreement between the Customer and UBS or any Related Entity as amended by any annexes and confirmations;

(e) any PSA/ISMA Global Master Repurchase Agreement (a "Repo Agreement") between the Customer and UBS or any Related Entity;

(f) any Exchange Traded Derivatives Global Agency Clearing Agreement or ASX agreement between the Customer and UBS or any Related Entity; and

(h) any other document that the Parties agree should be included as a "Customer Agreement".

Details means the section of this agreement headed "Details".

Disposal of an Asset means the sale, transfer, assignment, redemption, surrender or disposal in any way of the Asset, part of the Asset or the right to receive payment of amounts referable to or payable under the Asset.

Encumbrance means any mortgage, lien, charge, pledge, assignment by way of security, security interest, title retention, preferential right or trust arrangement, claim, covenant, profit a prendre, easement or any other security arrangement or any other arrangement having the same effect

Event of Default means an event so described in clause 9.

Excluded Tax means a Tax imposed by a jurisdiction on the net income of UBS because UBS has a connection with that jurisdiction but not:

(a) a Tax calculated by reference to the gross amount of a payment under a document (without the allowance of a deduction);

(b) a Tax calculated by reference to the profit or gain from the Disposal of an Asset; or

(c) a Tax imposed because UBS is taken to be connected with that jurisdiction solely because it is party to a document or a transaction contemplated by a document.

Government Agency means any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial body, department, commission, authority, tribunal, agency or entity.

Income means all interest, dividends or other distributions on Assets.

Initial Margin means the amount specified in schedule 4 or in any UBS Customer Agreement as applying to the relevant Transaction or otherwise notified by UBS to the Customer in writing.

A person is **Insolvent** if:

(a) it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or

(b) it has had a Controller appointed or is in liquidation, in provisional liquidation, under administration or wound up or has had a Receiver appointed to any part of its property; or

(c) it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this agreement); or

(d) an application or order has been made, resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of (a), (b) or (c) above; or

(e) it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; or

(f) it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this agreement reasonably deduces it is so subject); or

(g) it is otherwise unable to pay its debts as and when they fall due; or

(h) something having a substantially similar effect to (a) to (g) happens in connection with that person under the law of any jurisdiction.

Level of Gearing means the result of dividing the aggregate absolute mark-to-market value of all trading positions the Customer has outstanding at any time (whether long or short and regardless of whether they are pair trades) by the Net Asset Value. For the purposes of this computation, amounts denominated in a currency other than Australian dollars shall be converted to Australian dollars at the Spot Rate prevailing on the date of such calculation.

Liabilities on any day, means the aggregate (as determined by UBS) of all money, debts, liabilities and obligations, whether present or future, actual or contingent, owed by the Customer to UBS or any Related Entity under this agreement, any UBS Customer Agreement or under any other agreement or transaction between the Customer and UBS or any Related Entity whatsoever, plus any costs and expenses (including without limitation, legal fees) which UBS may incur in enforcing or maintaining any of its rights under any of these agreements.

Losses means all Claims, demands, damages, losses, costs, expenses and liabilities.

Margin means the value of the aggregate of (1) any cash standing to the credit of the Customer's Cash Account; (2) Assets credited to the Customer's Portfolio Account (after discounting each security by the applicable Valuation Percentage).

Margin Requirement means the amount of Collateral required to be provided by the Customer from time to time calculated by UBS as the margin requirement under this agreement, being an amount equal to or greater than the Liabilities plus any Initial Margin applying to the Transactions.,

Material Adverse Event means something which materially adversely affects:

(a) the Customer's ability to comply with its obligations under this agreement or to carry on its business as it is being conducted at the time immediately preceding the event; or

(b) the rights of UBS under this agreement.

Net Asset Value means the result in Australian dollars of subtracting the total value of all liabilities of the Customer (including but not limited to the aggregate mark-to-market value of all trading positions constituting liabilities) from the total value of assets of the Customer (including but not limited to cash, deposit accounts and instruments, securities and the aggregate mark-to-market value of all trading positions constituting assets). For the purposes of this computation, amounts denominated in a currency other than the Base Currency shall be converted to the Base Currency at the Spot Rate prevailing on the date of such calculation.

Notification Time means the notification time for margining specified in Schedule 4.

Offer means an offer of interest in the Fund made by or on behalf of the Customer.

Offer Document means a document issued or published by or on behalf of the Customer in respect of the Offer, including any placement memorandum.

Outstanding Margin Requirement means the amount (if any) by which the Margin Requirement exceeds the Margin.

Overdue Margin Interest Rate means the interest rate specified in the fee schedule provided to the Customer as updated by UBS from time to time.

Portfolio Account means a ledger account maintained by UBS for the recording of the securities balances of securities which are Assets.

Public Information means public and other media statement or statements to investors in the Fund made by or on behalf of the Customer in relation to the affairs of the Customer, the Fund or the Offer.

Receiver includes a receiver or receiver and manager.

Related Entity has the meaning it has in the Corporations Act.

Rules means the rules for the time being of the Stock Exchange (where either party is a member of the Stock Exchange) or any other regulatory authority whose rules and regulations affect the activities of the parties from time to time pursuant to this agreement. In an Event of Default, where either party is a member of the Stock Exchange, the rules and regulations of the Stock Exchange prevail.

Scheme means the scheme identified in the Details.

Securities System means a clearing agency which acts as a securities depository, or another book entry system for the central handling of securities.

Security means the charge created under the Charge.

Spot Rate where an amount in one currency is to be converted into a second currency on any date, means, unless the parties otherwise agree, the spot rate of exchange quoted by UBS current at 3pm on that date for the sale by UBS of the second currency against a purchase by UBS of the first currency.

Stock Exchange means the Australian Stock Exchange Limited and any market operated by it.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any approved accounting standard.

Taxes means taxes, levies, imposts, charges and duties (including, stamp and transaction duties) imposed by any Government Agency, together with any related interest, penalties, fines and expenses in connection with them.

Transaction means the purchase or sale by the Customer of any security, derivative, currency or other financial instrument (whether on or off market), including without limitation, any foreign exchange transaction, securities loan or exchange traded derivative transaction.

UBS Securities means UBS Securities Australia Limited (ABN 62 008 586 481).

UBS Customer Agreement means a Customer Agreement and an agreement between UBS and the Customer which the parties identify in writing is an UBS Customer Agreement for the purposes of this agreement (provided that UBS has not notified the Customer that the agreement has ceased to be an UBS Customer Agreement for the purposes of this agreement).

UBS Transaction means a Transaction under a UBS Customer Agreement.

Value means with respect to any Assets as of any time on any date, the bid price for those Assets at such time on such date obtained from a source selected by UBS (and where different prices are obtained for different delivery dates, the price so obtainable for the earliest available such delivery date) (provided that the price of Assets that are suspended is (for the purposes of calculating the Customer's Margin Requirement) nil unless the parties otherwise agree and (for all other purposes) is the price of those Assets as of close of business on the dealing day in the relevant market last preceding the date of suspension) plus the aggregate amount of Income which, as of such date, has accrued but not yet been paid in respect of the Assets to the extent not included in such price as of such date, and for these purposes any sum in a currency other than the Base Currency is converted into the Base Currency at the Spot Rate prevailing at the relevant time.

Valuation Percentage has the meaning specified in schedule 4.

24.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) **(variations or replacement)** a document (including this agreement) includes any variation or replacement of it;

(b) **(clauses, annexures and schedules)** a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;

(c) **(reference to statutes)** except in the definitions of Related Entity and Subsidiary a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) **(law)** law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under

them, and consolidations, amendments, re-enactments or replacements of any of them);

(e) **(singular includes plural)** the singular includes the plural and vice versa;

(f) **(person)** the word "person" includes an individual, a firm, a body corporate, a partnership, joint venture, an unincorporated body or association, or any Government Agency;

(g) **(executors, administrators, successors)** a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h) **(two or more persons)** an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i) **(jointly and severally)** an agreement, representation or warranty by two or more persons binds them jointly and each of them individually;

(j) **(reference to a group of persons)** a group of persons or things is a reference to any two or more of them jointly and to each of them individually;

(k) **(dollars)** Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia;

(l) **(calculation of dollar amounts)** in calculating any amount referred to in this agreement as an amount in Australian dollars an amount held in a currency other than Australian dollars is to be converted to Australian dollars at the Spot Rate prevailing on the date of such calculation;

(m) **(calculation of time)** if a period of time dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(n) **(reference to a day)** a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(o) **(accounting terms)** an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(p) **(meaning not limited)** the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitation, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(q) **(next day)** if an act under this agreement to be done by a party on or by a given day is done after 5.30pm on that day, it is taken to be done on the next day;

(r) **(next Business Day)** if an event under this agreement must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day

(s) **(time of day)** time is a reference to Sydney time;

(t) **(reference to anything)** anything (including any amount) is a reference to the whole and each part of it; and

(u) **(deliver)** the word "deliver" includes transfer.

24.3 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

EXECUTED as an agreement

Schedule 1 – Reports to Customer (clause 14.1)

Subject	Description	Frequency	Deadline
Securities	Statement of securities at days end	Daily	12pm on the following Business Day
Securities	All securities transactions that remain unsettled at days end	Monthly	3 Business Days after month end
Any other report agreed in writing by the parties	As agreed	As agreed	As agreed

Schedule 2 – Reports to UBS (clause 14.2)

Description	Frequency	Deadline
Audited scheme financial statements	Annually	120 days of the end of the financial year
Unaudited scheme financial statements	Quarterly	Within 10 days of the last Business Day of each quarter
Net Asset Value (or equivalent) and Level of Gearing provided by an independent third party, as agreed between UBS and the Customer as at the last Business Day of the month	Monthly	Within 10 days of the last Business Day in each calendar month
Performance for the month and for year to date	Monthly	Within 10 days of the last Business Day in each calendar month
Any other information which UBS may reasonably request from the Customer from time to time	Ad hoc	Upon request of UBS

Schedule 3 – Australian Securities Lending Agreement (clause 8.1)

Schedule 4 - Collateral Terms

Initial Margin: As agreed at or prior to the time of trading.

Minimum size of Margin calls AUD$10,000 or its equivalent in any other currency or currencies or the Value of Assets.

Interest Rate for cash Margin: as specified in the fee schedule provided to the Customer as updated by UBS from time to time.

Valuation Percentage: the discounted percentage to be applied to the market value of each security to determine the value of the Margin, as determined by UBS in its sole discretion and as notified to the Customer in writing from time to time.

Notification Time: 2pm Sydney time.

Contact Details:

UBS

David Gray
Tel: (02) 9324 3624
Fax: (02) 9324 3601

Free Call: 1300 657 514

The Customer

As set out in the Details.

Schedule 5 – Additional Events of Default and Representations

Additional Events of Default

(a) **(minimum Net Asset Value of the Fund and decline in Net Asset Value ("NAV"))**

At any time on or after the date of this Agreement

(i) up to and including [31 December] 2004, the NAV is at any time less than A$[XX],000,000;

(ii) after [insert 2005 the NAV is at any time less than A$[XX],000,000("X");

provided that in the event that the NAV shown on the most recent audited annual financial statement ("**Statement**") is greater than $[same figure as (ii) above 0,000, the Fund's Net Asset Value is less than 70% of its Net Asset Value shown in the Statement ("Y"). For the avoidance of doubt, the greater of X or Y will apply; or

(iii) there occurs at any time a decline in the Customer's Net Asset Value (as at the last day of any calendar month (such date, "D") of:

(A) 10% or greater within one calendar month of D; or

(B) 15% or greater within 3 calendar months of D; or

(C) 25% or greater within 12 calendar months of D.

Notwithstanding the occurrence of any event referred to in sub-paragraph (a) above, UBS may, in its absolute discretion, allow the Customer an additional period of time to remedy such event.

(b) **(Change in Management)** XXX Limited ceases to act as trustee and manager of the Scheme.

(c) **(Change in Investment Manager)** XXXXX Limited ceases to act as investment manager of the Scheme, or has a material change in ownership.

(d) **(Change in Management)** If XXXX ceases to be actively involved in the management of the Scheme.

(e) **(Change in M&A)** If there is a material change to the Memorandum & Articles of Association of the Scheme.

(f) **(Change in IMA)** If there is material change in the terms of the Investment Management Agreement between the Customer and XXX Limited.

(g) **(Failure to Deliver Net Asset Value Statements)** If the Customer or Investment Manager fails to deliver the Net Asset Value and Level of Gearing Report within the time set out in Schedule 2 of this Agreement.

Signing page

DATED:

SIGNED by **UBS AG, AUSTRALIA BRANCH** by its duly authorised attorneys:))))

....
Signature of authorised person

....
Signature of authorised person

DAVID GRAY ....
Name of authorised person (block letters)

COLIN TAYLOR ....
Name of authorised person (block letters)

SIGNED by **XXXX LIMITED** in accordance with section 127(1) of the Corporations Act:))))

....
Signature of authorised person

....
Office held

....
Name of authorised person (block letters)

....
Signature of authorised person

....
Office held

....
Name of authorised person (block letters)

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

3 December 2007

Kingsgate Consolidated Limited

TRADING HALT

The securities of Kingsgate Consolidated Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 5 December 2007 or when the announcement is released to the market.

Security Code: KCN

Elizabeth Harris
Senior Adviser, Issuers (Perth)

Kingsgate
Consolidated Limited
ABN 42 000 837 472

Media Release - 3 December 2007

KINGSGATE CALLS FOR CLARIFICATION ON LEASE APPLICATIONS

Kingsgate (ASX:KCN), and its Thai subsidiary Akara Mining Limited, have received Thai media reports alleging the suspension of applications for gold exploration and production licences by the Thai government.

Kingsgate and Akara are obtaining clarification from the Thai Mines Department (DPIM).

Kingsgate and Akara are proud of their record of being the safest gold mine in the world, after six years of operation with no environmental incidents.

Recently the company was awarded Social Accountability SA8000 - the most credible example of treating people fairly and equitably. It was the first mining company in the world to achieve this.

The Chairman of Kingsgate, Mr Ross Smyth-Kirk, said the company had overwhelming community support and has set the benchmark for the most rigid environmental practices of any mining company in the region. "We are surprised by any claims to the contrary", he said. "The company has consistently delivered social and economic benefits for both local communities and the Kingdom of Thailand."

This year, His Excellency the Thai Prime Minister Surayud Chulanont personally presented the company with its fifth consecutive Thai Prime Minister's Best Practice Award for Employee Welfare and Labour Relations. This is in addition to the Thai AustCham's award for Environmental Excellence 2006 and the Thai National Health & Safety and Environment Award 2005.

The company adheres to world's best practice in environmental, social, community and labour relations and also has international ISO standards for Environment ISO14001, Health & Safety OHSAS18001, Quality ISO9001, and the Thai Labour Standard TLS8001.

The company currently has 52 exploration licences (SPL's) and five mining leases granted (ML's). A further nine Mining Lease Applications are pending. These are located immediately to the north of the Chatree mine and have an approved Environmental Impact Assessment (EIA), which was granted in April 2007 after a rigorous two year process. Forty-four exploration licences (SPLA's) are pending final approval by the Minister of Industry.

Elections in Thailand are being held on 23 December 2007.

Media Enquiries: Suzanne Blake 0414 233 500
Investor Enquiries: Stephen Promnitz +61 419 194 918

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited
ABN 42 000 837 472

Media Release - 5 December 2007

LEASE REVIEW UPDATE

The Thai media has reported that the cabinet of the Thai Government has endorsed a decision to suspend the consideration of new lease applications made by Kingsgate and Akara Mining in two provinces of Thailand, Phitchit and Phetchabun. . Kingsgate has had no official notification from the Minister about these developments and is endeavouring to obtain clarification from the Thai Government.

The Thai media reports indicate that the state-run advisory body, the National Economic and Social Development Board (NESDB), has been asked to study the environmental and local community impact prior to deciding whether to resume consideration of new leases.

Kingsgate is confused by the media reports as the current nine mining lease applications to expand the Chatree mine has an Environmental Impact Assessment (EIA) of an international standard, which was approved in April 2007 after a rigorous 18 month review period. Under Thai law, no environmental assessment is necessary for exploration licences.

Despite conflicting reports, it now appears the directive may apply only to exploration lease applications made by the company and may not impact the current application process for the nine new mining leases at Chatree North. There has been some indication that these mining lease applications can be processed as normal.

Kingsgate and Akara have met, complied with, fulfilled and cleared all regulatory and environmental requirements under Thai law for the current operation and have cleared all environmental requirements for the pending mining lease applications.

The operation has received overwhelming local community support for many years with most of the 925 strong workforce employed from local villages.

A formal and urgent request has been lodged by His Excellency, the Australian Ambassador to Thailand, William Paterson, to the Thai government for immediate advice on these media reports..

Kingsgate's CEO and MD, Gavin Thomas, and its Chairman, Ross Smyth-Kirk, are travelling to Thailand to further clarify the situation. Delays in obtaining formal clarification are expected, owing to the public holiday and major national celebrations underway this week in Thailand for His Majesty the King's 80th birthday.

Until further clarification is received, it is appropriate that the company's trading be suspended on the ASX.

Media Enquiries: Suzanne Blake 0414 233 500
Investor Enquiries: Stephen Promnitz +61 419 194 918

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

5 December 2007

KINGSGATE CONSOLIDATED LIMITED

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Kingsgate Consolidated Limited (the "Company") will be suspended from quotation from the commencement of trading on Wednesday 5 December 2007 at the request of the Company, pending the release of an announcement by the Company.

Security Code: KCN

Elizabeth Harris
Senior Adviser, Issuers (Perth)

Kingsgate
Consolidated Limited
ABN 42 000 837 472

9 December 2007

Via ASX Online (2 pages)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Kingsgate's Mining Lease Application Process Unaffected

Kingsgate confirms that initial Thai media reports early last week were incorrect and misleading. This led to a misinformed market.

At a series of meetings with Thai government ministers and officials in Bangkok on Thursday and Friday, the Australian Ambassador to Thailand, Mr William Paterson, Chairman Ross Smyth-Kirk and Managing Director Mr Gavin Thomas of Kingsgate (ASX:KCN) were assured that the normal processing of the nine mine lease applications at Chatree North remain unaffected by a new review process.

The facts are:

- The normal processing of the nine mining lease applications at Chatree North remain unaffected by the new review process.
- Kingsgate's current mining operations and activity on 52 granted exploration leases are also unaffected.
- Only exploration lease applications will be subject to the new review process.
- The Thai cabinet, last Tuesday 4 Dec 2007, endorsed a proposal by the Minister for Industry to initiate a review of the social and economic benefits of gold exploration by the National Economic and Social Development Board, a Thai government policy advisory body.

The Chatree North mine lease applications are being processed as normal and are nearing completion of all procedures. During the meetings in Thailand, it was reconfirmed by the senior officials in the Thai Department of Primary Industry and Mines (DPIM) and the Minstry of Industry that once all procedural steps were completed, the DPIM would process Kingsgate's Mine Lease Applications quickly.

Last month, at Kingsgate's AGM, the Chairman had advised that it was unlikely that Mine Leases would be granted ahead of the national elections scheduled for 23 December 2007.

Strong support for the continuation of gold mining and exploration has been received from the local community, the provincial governors and local authorities, all of which were re-confirmed in writing last week.

The Company has demonstrated a long term commitment to Thailand during its 15 years exploring and operating in the country which has included assistance with the provision of fresh water, new schools and medical facilities to the local villages and the development of many new industries in the local provinces. Most of its 925 strong workforce come from local villages.

Kingsgate and Akara have fulfilled all regulatory and environmental requirements under Thai law for the current operation and have cleared all environmental requirements for the pending mining lease applications. The Company has set a new benchmark on environmental excellence and workplace safety, including ISO14001 (Environment), OHSAS18001 (Health & Safety), ISO9001 (Quality) and SA8000 (Social Accountability). The Company has operated for over 8 million hours worked without a lost time incident which is the world's best in the gold mining industry.

The company has won 17 awards over the last five years including:

- The Prime Minister's"Best Labour Relations and Welfare Award" in 2007 presented personally by His Excellency the Prime Minister, Mr.Surayud Chulanont. The Company has also won this award in 2003, 2004, 2005 & 2006.
- The National Occupational Health and Safety and Environment Award in 2003, 2004 and 2005, presented by the Deputy Prime Minister.
- The "Environmental Excellence" award - AustCham Thailand Business Awards 2006.
- A Special Award for Labour Relations - 7th Australian Annual Sustainability Awards, Nov 2007.
- The "Best Performance Standard for the Mining and Primary Industries Sector" in 2005, awarded by the Director General of the DPIM, Mr Anusorn Nuangpolmak, based on increased operational efficiency, health & safety, environmental management and cooperation with government agencies and community.

Based on this clarification, the company has advised the ASX to lift the voluntary suspension of trading at pre-open on Monday morning 10 December 2007.

Yours sincerely,

GAVIN THOMAS
CEO & Managing Director
KINGSGATE CONSOLIDATED LIMITED

Media Enquiries: Suzanne Blake +61 414 233 500
Investor Enquiries: Stephen Promnitz +61 419 194 918

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

10 December 2007

Kingsgate Consolidated Limited

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Kingsgate Consolidated Limited (the " Company") will be lifted immediately, following clarification of media releases regarding its tenements in Thailand.

Security Code: KCN

Ben Donovan
Senior Adviser, Issuers (Perth)

Kingsgate
Consolidated Limited
ABN 42 000 837 472

10 December 2007

Via ASX Online (1 page)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Kingsgate: Audio Stream Interview: Kingsgate's Mining Leases Unaffected

KINGSGATE CONSOLIDATED LIMITED. (KCN)
provides the opportunity to listen to an audio broadcast
with **Mr Gavin Thomas, MD & CEO, and Boardroomradio** in a presentation titled
"Kingsgate Mine Leases Unaffected".

***To listen**, simply click on the link below:*

http://www.brr.com.au/event/KCN/967/37720/wmp/15o04zkf1r

The presentation details are as follows:

- ***Kingsgate Mine Leases Unaffected***
- ***Presented by Mr Gavin Thomas, CEO***
- ***Monday 10 December 2007, 12:00 AEDT***

Visit http://www.brr.com.au if the link does not operate

KINGSGATE CONSOLIDATED LIMITED

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited
ABN 42 000 837 472

11 December 2007

Via ASX Online (3 pages)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

ANOTHER WIN FOR KINGSGATE

Ethical Investor has awarded Kingsgate, and its Thai subsidiary Akara Mining, the Special Award for Labour Relations at the 7th Australian Sustainability Awards.

The awards which were sponsored mainly by Ethical Investor were held in Melbourne a week ago. The Ethical-Sustainability awards are internationally recognised and are chosen by a strong, independent judging panel. It assesses the Company's performance in the Environmental/Social/Governance (ESG) sector.

"This award recognises Kingsgate's and Akara's leadership in Corporate Social Responsibility", said Kingsgate's Managing Director, Gavin Thomas. "This clearly demonstrates that the world class safety and environmental standards extend into all aspects of our business and reinforces the many similar awards we have won in Thailand. Kingsgate and Akara are the showcase miners of Asia".

Kingsgate joined an impressive short list of companies for the award. These included Oxiana, Toll Holdings, and Flight Centre.

Erik Mather, Managing Director of Regnan, a specialist governance and ESG research provider, presented the award. In his presentation speech, he said:

> Kingsgate became the first in its industry to gain accreditation for the Social Accountability SA8000 standard and has won the 2007 Special Award for Labour Relations.
>
> Kingsgate has developed an integrated community development and employee training program involving: local government, community groups and employees to support economic development in a regional Asian community.
>
> Just four of its many impressive statistics:
>
> - 80% of the workforce at its site are drawn from local communities
> - 1,750 days of mine operations without a Lost Time Incident.
> - 22 employees have been supported to study a Masters degree.
> - 29% of senior positions are held by women
>
> Combined with standards and accreditation for quality management, environmental management and OH&S, this company has demonstrated that world's best practice in sustainable development *is* achievable for a small Australian mining company.

Other Corporate Awards included the Sustainable Company of the Year (Origin Energy) and Sustainable Small Company of the Year Award (Rex –Regional Express Airlines) and awards for the Environment (Australis Aquaculture), Social-Community (CSL) and Corporate Governance (Boral). Vic Super won the Sustainable Super Fund Award and Russell Investment Group, the Award for Sustainable Research.

Yours sincerely,

GAVIN THOMAS
CEO & Managing Director
KINGSGATE CONSOLIDATED LIMITED

7TH
AUSTRALIAN
SUSTAINABILITY
AWARDS

2007 Special Award for Labour Relations

Kingsgate Consolidated

Proudly Sponsored by Corporate Monitor


WINNER 2007
ethicalinvestor
KYOCERA
Colonial
First State

Phil MacIntyre, COO & General Manager – Akara Mining Ltd, receiving the Award.

Kingsgate
Consolidated Limited
ABN 42 000 837 472

17 December 2007

Via ASX Online (1 page)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

KINGSGATE SCORES TOP INDUSTRY AWARD

Kingsgate (KCN:ASX) and the management team at its Chatree gold mine in Thailand has won The 2007 AusIMM (Australasian Institute of Mining and Metallurgy) Jim Torlach Health and Safety Award.

The Managing Director of Kingsgate, Mr Gavin Thomas, was ecstatic to learn of his team's win.

"This is the most prestigious award in the industry and is richly deserved" he said. "It is a just reward for the Board's on-going commitment to be a world leader in Corporate Social Responsibility. Phil MacIntyre, COO and General Manager of our Thai subsidiary Akara Mining, must be congratulated on leading his 99% Thai workforce to be the world's safest gold mine."

Each year, the AusIMM makes these awards across several categories in the mining industry. This is one of the few times that the Health & Safety Award has gone to a company <u>and</u> its team leader, as opposed to an individual.

"This is a credit to the Thai team at our Chatree mine. They have taken onboard the true spirit of health and safety in the workplace and continue to apply it with enthusiasm", Mr MacIntyre said.

The AusIMM Health and Safety Award exists to reward best practice and raise awareness of what can be done in the mining industry. Kingsgate's Chatree gold mine has been operating for over 8 million hours worked (1750 days) without a Lost Time Incident. Based on available data, this is four times better than the Australian mining industry average.

"The award was made to the leadership team of Kingsgate, in particular Phil MacIntyre, for achieving Kingsgate's goal of zero harm", said Mr Michael Catchpole, CEO of The AusIMM.

He said this was achieved by Mr MacIntyre's leadership in the development and implementation of Best Practice policies, procedures and on-going training – and also the diligence and application of the Thai management and workforce.

"In judging the Award, The AusIMM Safety and Health Committee felt that Kingsgate's achievement was particularly meritorious, as the safety outcomes had been achieved in a country that is new to modern mining methods" said Mr Catchpole. "Kingsgate's example will provide encouragement to other mining companies operating in similar locations."

This award to Kingsgate's Akara Mining Limited is in addition to the many awards won in Thailand, including The National Occupational Health and Safety and Environment Award in 2005, The Phichit Province Occupational Health and Safety and Work Environment Award in 2003 and 2004, and the National Zero Accident Award in 2006 and 2007.

Yours sincerely,

GAVIN THOMAS
CEO & Managing Director
Kingsgate Consolidated Limited

Media Enquiries:	**Suzanne Blake**	**+61 414 233 500**
Investor Enquiries:	**Stephen Promnitz**	**+61 419 194 918**
AusIMM Enquiries:	**Monika Sarder**	**+61 3 9658 6120**

Kingsgate Consolidated Limited

QUARTERLY REPORT

For the three months ended

31 December 2007

Production Highlights	
Gold Produced	
31 Dec 2007	**21,021 oz**
30 Sep 2007	17,285 oz
31 Dec 2006	25,206 oz
Cash Operating Cost	
31 Dec 2007	**US$386 /oz**
30 Sep 2007	US$451 /oz
31 Dec 2006	US$413 /oz
Average Gold Price Received	
31 Dec 2007	**US$789 /oz**
30 Sep 2007	US$681 /oz
31 Dec 2006	US$560 /oz

Securities	
As at 31 December 2007	
Ordinary shares	92,680,392
Unlisted options	6,976,000


The
Australian
Sustainability
Awards
2007 Special Award
for
Labour Relations

Gavin Thomas, MD & CEO
18 January 2008

Kingsgate Consolidated Limited
ABN 42 000 837 472
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia
Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Key Points

- ◊ **Quarterly Gold Production of 21,021 ounces.**
- ◊ **Cash Costs of US$386 per ounce.**
- ◊ **Mining lease approvals await new government.**
- ◊ **Thai elections completed but government yet to be formed.**
- ◊ **Prestigious Safety & CSR Awards won.**

Overview

Chatree Gold Mine

- ◊ Quarterly gold production was 21,021 ounces, above forecast, at cash costs of US$386 per ounce, 14% below the previous Quarter.
- ◊ Low grade ore feed to the plant continues at 1.2 grams/tonne gold.
- ◊ Cash costs per tonne remain low and stable.
- ◊ New Thai progressive royalty regime has increased cash costs by US$23 per ounce.
- ◊ The company won a Health & Safety Award and a Corporate Social Responsibility (CSR) Award from prestigious organisations.

Development

- ◊ Ausenco's Detailed Engineering continues for the Chatree North Expansion.
- ◊ Initial concrete site works are underway to shift the process water ponds adjacent to the plant to new tanks and then clear the site for the expansion, which will only occur once new leases are granted.

Mining Leases

- ◊ Documentation for the Chatree North Mining Leases requires ministerial signoff from Natural Resources (Forestry) and Industry (Mining) after preparation of documents by the Mines Department in Bangkok.
- ◊ Thai elections in December should lead to a new government being appointed and governing by February 2008. All parties have publicly expressed support for increased investment in Thailand.

Exploration

- ◊ A new zone next to the C Pit has been located with results up to 10m @ 2.9g/t gold. Similar zones were found at K prospect, with results including 16m @ 2.5 g/t gold.
- ◊ Applications for exploration leases have been suspended subject to a new review process by the National Economic & Social Development Board (NESDB) to determine the economic and social benefit of gold exploration and mining in Thailand. Existing Mine Lease applications and granted exploration leases are unaffected.
- ◊ A ground gravity survey and an airborne geophysics survey was completed over exploration leases near Cloncurry, Queensland.

Corporate

- ◊ Total cash on hand was A$43 million (US$38 million) at the end of December 2007, with no debt.
- ◊ Two new Board appointments were made in November 2007.

Chatree Gold Mine

OPERATIONAL PERFORMANCE

Production at Chatree for the Quarter was 21,021 ounces. Low grade mill feed of 1.2 grams/tonne was a blend of ore mined and marginal grade stockpile ore (0.7 - 1.0g/t) to maintain throughput. High volumes of waste were moved this Quarter, as part of the cutback on H pit, which will be routinely producing ore by March.

Cash costs for the Quarter were US$386 per ounce gold with total production costs of US$474 per ounce. Costs per ounce vary Quarter-to-Quarter according to the gold grade of mill feed, but cash costs per tonne remain consistently low, between US$14-16/tonne milled, similar to the previous 3 ½ years.

Ore feed has been limited, coming from H West, D Pit and now from the H cutback. D Pit was fully mined at the end of October and has become a water storage area. New ore feed sources are currently being evaluated, to attempt to extend the mine life within the currently granted leases. Currently, ore feed will only be available to the end of the financial year. Low grades are likely to continue until new pits are opened within the new mining leases at Chatree North.

The mill throughput rate was slightly above the previous year's rate of 2.4 million tonnes per annum with throughput for the Quarter of 649,475 tonnes. Gold recoveries were slightly lower at 86.5% for the Quarter due to an uneven mix of mill feed from different areas.

Chatree Mine	Units	Dec 2007 Quarter	Sep 2007 Quarter	Dec 2006 Quarter
Waste Mined	bcm	825,403	1,222,055	881,581
Ore Mined	bcm	60,791	29,056	180,294
Waste to Ore Ratio		13.6	42.1	4.9
Ore Mined	tonnes	150,355	69,063	462,378
Ore Treated	tonnes	649,475	636,132	599,443
Head Grade	Au g/t	1.2	1.0	1.5
	Ag g/t	7.2	6.1	11.7
Gold Recovery	%	86.5	88.3	90.2
Gold Poured	**ounces**	**21,021**	**17,285**	**25,206**
Silver Poured	ounces	58,256	49,457	88,292

Cost Category *	Dec 2007 Quarter US$/oz Gold	Sep 2007 Quarter US$/oz Gold	Dec 2006 Quarter US$/oz Gold
Direct Mining Expense	373	465	434
Refining and Transport	2	2	2
By-product Credit	(30)	(32)	(36)
Cash Operating Cost	345	435	400
Royalty	41	16	13
Total Cash Cost	386	451	413
Depreciation/Amortisation	88	89	83
Total Production Cost	474	540	496

** Gold Institute Revised Standard for Reporting Production Costs.*

Kingsgate reports unit costs in accordance with the Gold Institute Standard. Silver is accounted for as a by-product at Chatree whereby revenues from silver are deducted from operating costs in the calculation of cash costs per ounce. The Total Cash of future production at Chatree will fluctuate due to changing grade, throughput, strip ratio and recovery outcomes.

SAFETY AND ENVIRONMENT

Chatree continues its world-class safety record with 8.4 million hours worked without a Lost Time Incident (LTI). In addition, there have been no reportable environmental incidents during the life of the mine and it remains in compliance with all environmental regulations.

ROYALTIES

Royalties were increased in late October 2007 across more than 40 mined commodities in Thailand. The royalty on gold has changed from a fixed 2.5% on gold produced to a progressive scale. The rate of 2.5% applies for the gold produced up to 400 Baht per gram, then 5% for gold produced between 400-600 Baht per gram, then 10% for gold produced between 600-1000 Baht per gram, then 15% between 1000 – 1500 Baht per gram.

At current gold prices the royalty has increased cash costs by US$23 per ounce.

AWARDS

2007 AusIMM Jim Torlach Health & Safety Award

Kingsgate, Phil MacIntyre (COO) and the team at Chatree won this most prestigious industry award for the world's best health and safety record in a gold mine of more than 8 million hours worked without a Lost Time Incident (LTI). This is more than four times better than the Australian mine average. The award also recognises the application of its best practice policies and the leadership in Corporate Social Responsibility.

2007 Special Award for Labour Relations – 7th Australian Sustainability Awards

Kingsgate won this Labour Relations award for its outstanding performance in Corporate Social Responsibility. These Ethical-Sustainability Awards are internationally recognised, sponsored mainly by 'Ethical Investor', and are judged by a fiercely independent panel. The judges were impressed by the achievement of Social Accountability SA8000, the first for a mining company, the ongoing training programs across all levels at the mine, the high employment of women in senior positions and the world's best health and safety record. Kingsgate was in an impressive short-list of companies for the award which included Oxiana, Toll Holdings and Flight Centre.

2007 Thai Prime Minister's Award

The Company's Thai subsidiary, Akara Mining, won the coveted Prime Minister's Award for Best Labour Relations and Welfare for a fourth consecutive year. The Prime Minister personally presented the award to the company during a special celebration in Bangkok.

2007 Zero Accident Award

Akara Mining won the Zero Accident Award from the Dept of Labour Welfare & Protection for a second consecutive year for its outstanding health and safety record.

FORECAST

Quarterly gold production is forecast to be in the range of 16,000 – 20,000 ounces per Quarter only until the end of the financial year. Production beyond June 2008 will depend on the timing of the grant of the Chatree North mining leases.


WINNER 2007
Kingsgate
ethicalinvestor
KYOCERA
7TH
AUSTRALIAN
SUSTAINABILITY
AWARDS
2007 Special Award for Labour Relations
Kingsgate Consolidated
Proudly Sponsored by Corporate Monitor
AusIMM
AUSTRALASIAN INSTITUTE OF MINING & METALLURGY
2007
Jim Torlach
Health & Safety
Award
ENVIRONMENTAL CARE MINING

Above: Kingsgate COO, Phil MacIntyre, receives awards ; and below, The Akara Management Team

Chatree North Development Project

CHATREE NORTH MINING LEASES

The process for approvals for the Chatree North mining leases was completed within the national department of the Forestry Commission and awaits ministerial approval by the Minister for Natural Resources. Documentation is being prepared by the national department of Mining (the DPIM) prior to the final approval of the mining leases by the Minister of Industry. The Company believes the approval of the Chatree North mining leases will only occur following the formation of a new government and cabinet.

CHATREE NORTH EXPANSION PROJECT

Detailed engineering by Ausenco continues on the expanded processing plant at Chatree. However, due to delays in the granting of the new mining leases at Chatree North, the anticipated completion timeframe for the expansion will be delayed into the first half of calendar year 2009. The timing of the expansion will be dependent on the timing of the grant of the mining leases. The planned plant expansion is designed to deliver a production rate of 5 million tonnes per annum of ore treated.

Concrete site works are underway for the construction of new steel process water tanks during the March Quarter. The process water ponds next to the processing plant can then be removed and the site cleared for the expansion works.

The ball and SAG mills have been pre-ordered and will be manufactured ready for installation and paid for prior to the end of the financial year.

CHATREE MINE AREA

C Pit

Drilling is testing a new mineralised trend striking obliquely to the main ore zones. The new zone is within the existing Chatree Mining Lease and is located immediate east of the north end of C Pit. Significant intersections include 10m @ 2.89 g/t Au from 7m, 16m @ 1.97 g/t Au from 13m and 23m @ 1.27 g/t Au from 23m. See Appendix A for intersection details and the following map for collar locations.

C PIT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
6178RC	82.00	85.00	3.00	9.11
6048RC	23.00	46.00	23.00	1.27
6106RC	30.00	44.00	14.00	1.65
6112RC	7.00	17.00	10.00	2.89
and	42.00	50.00	8.00	1.24
6108RC	17.00	25.00	8.00	3.57
6049RC	13.00	29.00	16.00	1.97

** Intersections may not be true width.*



North
CHATREE NORTH
MINING LEASE APPLICATION
Pits
A Pit
Access road
C-H Pit
D Pit
H South
Chatree Mine
Tailings Storage Facility
1 Kilometre
MINING LEASE
Reference
Mining Lease Application Area
Granted Mining Lease
Proposed pits, Chatree North
Current Quarter's drillholes with reported significant intersections

CHATREE NORTH

A Pit:

Drilling continued on the A – A East Prospect area to confirm certain mineralisation trends prior to mining once the Chatree North ML's are granted. Significant intersections included 16m @ 4.35 g/t Au from 96m, 47m @ 2.06 g/t Au from 127m and 34m @ 2.78 g/t Au from 64m. See Appendix A for intersection details and the map for collar locations.

A PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
6187RD	88.00	112.00	24.00	1.82
and	115.00	133.00	18.00	3.25
and	139.90	171.00	31.10	1.99
6195RC	98.00	122.00	24.00	1.64
and	127.00	174.00	47.00	2.06
6160RC	76.00	81.00	5.00	2.76
and	96.00	112.00	16.00	4.35
6185RD	98.00	133.00	35.00	1.53
6192RC	64.00	98.00	34.00	2.78
and	102.00	118.00	16.00	1.37
6191RC	21.00	29.00	8.00	3.81

** Intersections may not be true width.*

K Prospect

Following the identification of the new mineralised zone in the north end of C Pit, a reassessment of K Prospect indicated three zones with similar potential in this area. These zones are being tested by drilling at an oblique trend to the mine grid. Significant intersections include 16m @ 2.54 g/t Au from 62m and 10m @ 2.81 g/t Au from 16m. However, it is considered unlikely that the identification of this new trend of mineralisation will impact significantly the K Prospect resource. Summary intersections are tabled below and details in Appendix A.

K PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m) *	Au (g/t)
6137RC	2.00	20.00	18.00	1.69
6141RC	5.00	20.00	15.00	2.00
and	26.00	34.00	8.00	1.97
6202DD	3.40	24.00	20.60	1.47
6203DD	3.30	15.00	11.70	1.98
3824RC	62.00	78.00	16.00	2.54
3841RC	16.00	26.00	10.00	2.81
3842RC	38.00	52.00	14.00	1.58

** Intersections may not be true width.*

Exploration - Thailand

REGIONAL EXPLORATION - THAILAND

A new review process for exploration lease applications was announced in December, which involves the National Economic and Social Development Board (NESDB), a government policy advisory body. Processing of applications for exploration has been suspended until the report is complete. This report is expected to be prepared in the early part of calendar year 2008 which will consider the social and economic benefits of gold exploration and mining in Thailand. The review process does not affect the 52 granted exploration leases or the new mining lease applications.

In December, incorrect and misleading articles in the Thai media lead to the company suspending trading for 5 days. Strong support for gold mining activity around Chatree has been reaffirmed in recent letters from the governors of the two provinces around Chatree, plus from local villages, where 80% of the workforce is derived.

Seventeen (17) new Special Prospecting License Applications (SPLA's) were submitted to the DPIM during the last Quarter covering 232 km². A total area of 1,781km² is covered by the 125 Special Prospecting Licenses that have been granted or applied for.

Drilling has commenced in three regional prospects in granted exploration leases (SPL's). These prospects are hosted in rhyolitic and andesitic volcanics and volcaniclastic rocks. Significant intersections of gold have been returned. These data will be analysed initially prior to reporting. Drill testing of regional prospects in granted SPL's will continue where permission to access areas for drilling has been granted. Ground IP and Resistivity geophysical surveys were conducted in regional prospecting areas.

Exploration - Australia

EXPLORATION - CLONCURRY, AUSTRALIA

Exploration continued on exploration license EPM 12409, 25km east of Cloncurry, Queensland. This area was previously explored by Kingsgate in 1988-94.

An airborne geophysical survey (magnetics & radiometrics) was flown and a detailed ground gravity survey was completed. Results are being interpreted to extend the current area planned for drill testing. A resource of 20,000 ounces @ 2 grams/tonne gold was defined in 1993. The lack of availability of a drill rig for a small drill programme has meant that these targets will not be tested until the middle of calendar year 2008. An extension to the license has been requested to allow this to occur.

SUMMARY SALES - GOLD & SILVER				
Category	**Units**	**Dec 2007 Quarter**	**Sep 2007 Quarter**	**Dec 2006 Quarter**
Average Prevailing Spot Gold Price	US$/oz	789	681	612
Average Cash Price Received (on gold production)	US$/oz	789	681	560
Gold sold	**ounces**	**18,139**	**16,893**	**23,371**
Silver sold	ounces	49,466	47,767	79,514
Revenue from Metal Production	US$M	15.0	12.1	14.1

Corporate

FINANCE

At the end of December 2007, the Company had net cash on hand of A$43 million (US$38 million). During the Quarter the company sold its entire shareholding in Andean Resources Limited (63,553,404 shares) for A$69.9 million. The Company fully repaid its borrowings of A$27 million. No shares were bought back by the Company during the Quarter.

GOLD SALES

Kingsgate has been an unhedged gold producer since June 2007. The average cash price received by Kingsgate for gold sales in the Quarter was US$789/oz .

THAI ELECTIONS

The Thai elections were held on 23 December 2007 and a new government and cabinet is expected to be announced in January-February 2008. The main parties won the most seats, the People's Power Party and the Democrats. Both parties are considering forming a coalition government with some of the minor parties. Some seats have been disputed and these challenges and related by-elections, will be resolved probably in January. Both major parties have expressed a strong desire for increased foreign investment in Thailand.

BOARD APPOINTMENTS

In November, the Board of Kingsgate announced two new appointments: Mr Craig Carracher as an independent non executive director and the company's CEO, Mr Gavin Thomas, as Managing Director.

Mr Carracher brings considerable relevant Thai experience having been managing partner of an international law firm in Thailand for many years. His wide experience in Asian business circles and his knowledge of mining and resource work will be beneficial. Craig is currently an Alternate Director of the ASX listed Sunland Group and a director of Ellerston Capital Ltd, the manager of the ASX listed Ellerston GEMS Fund. Craig is based in Asia managing private equity investments across the region including in Thailand.

Mr Thomas is CEO of Kingsgate and has had a successful career in developing mining companies from the exploration phase into mid-tier gold and/or copper production entities. He has over 35 years of international experience in the Americas, Australia, Asia and Europe.

Amongst other things he was credited with the discovery of the Lihir gold deposit in Papua New Guinea, the largest gold deposit in the world. In particular he has extensive experience in Thailand and South America.

Kingsgate Consolidated Limited

Board of Directors

Ross Smyth-Kirk
Chairman

Gavin Thomas
Managing Director and Chief Executive Officer

Craig Carracher
Non-Executive Director

John Falconer
Non-Executive Director

Peter McAleer
Non-Executive Director

Company Secretary

Peter Warren

Senior Management Team

Phil MacIntyre
Chief Operating Officer & General Manager, Akara Mining Limited

Stephen Promnitz
Corporate Development Manager

Peter Warren
Chief Financial Officer

Ron James
General Manager, Exploration & Resources Development

John McDougall
Operations Manager, Chatree Gold Mine

Registered Office

Kingsgate Consolidated Limited
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000, Australia
Phone: (61 2) 8256 4800 Facsimile: (61 2) 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Issued Share Capital

Kingsgate has 92,680,392 ordinary shares on issue and 6,976,000 unlisted options at 31 December 2007.

Quarterly Share Price Activity

Quarter	High	Low	Last
December 2004	$3.40	$2.35	$2.45
March 2005	$2.75	$2.05	$2.26
June 2005	$2.98	$2.02	$2.84
September 2005	$3.75	$3.08	$3.72
December 2005	$4.67	$3.55	$4.60
March 2006	$6.45	$4.55	$6.44
June 2006	$6.80	$3.74	$5.14
September 2006	$5.39	$4.15	$4.59
December 2006	$4.65	$3.65	$4.20
March 2007	$4.94	$3.47	$4.75
June 2007	$6.06	$4.57	$5.55
September 2007	$5.70	$4.06	$5.37
December 2007	$5.74	$3.87	$4.65

Share Registry

Security Transfer Registrars Pty Ltd
770 Canning Highway,
Applecross WA 6953.
PO Box 535,
Applecross WA 6953.
Phone: (61 8) 9315 2333.
Facsimile: (61 8) 9315 2233.
Email: registrar@securitytransfer.com.au

All direct shareholding enquiries to the share registry, please.

Competent Persons Statement

Information in this report that relates to Exploration Results, Mineral Resource and Ore Reserve estimates is based on information compiled by Ron James, Mike Garman, Ken Grohs and Guy Davies, who are employees of the Kingsgate Group and members of The Australasian Institute of Mining and Metallurgy, and Rob Spiers, an employee of Hellman & Schofield and member of the Australian Institute of Geoscientists. These people are Competent Persons under the meaning of the JORC Code with respect to Exploration Results, Mineral Resources and Ore Reserves being reported on. All have given their consent to the Public Reporting of these statements and are in agreement with the contents and format of this report.



Gold Fire Assaying at the Chatree Mine Laboratory, which has an ISO 17025 rating, meaning that its gold and silver results are internationally recognised

Appendix A

Hole No.	Easting Local Grid	Northing Local Grid	Azimuth Local Grid	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
A PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
6168RC	5079	20106	90	-72	160.00	7.00	16.00	9.00	1.08
					and	83.00	90.00	7.00	2.04
					and	141.00	157.00	16.00	1.45
6167RC	5088	20072	90	-69	162.00	22.00	32.00	10.00	1.13
					and	42.00	52.00	10.00	1.36
6169RC	5138	20070	90	-55	114.00	1.00	8.00	7.00	1.23
					and	104.00	112.00	8.00	3.12
6166RC	5100	20050	90	-55	120.00	21.00	29.00	8.00	2.16
					and	80.00	87.00	7.00	2.17
2709RC	5280	19971	90	-55	180.00	125.00	135.00	10.00	2.26
6161RC	5093	19773	90	-55	120.00	55.00	60.00	5.00	2.13
6187RD	5372	19772	90	-60	241.50	88.00	112.00	24.00	1.82
					and	115.00	133.00	18.00	3.25
					and	139.90	171.00	31.10	1.99
6195RC	5402	19771	90	-60	205.00	98.00	122.00	24.00	1.64
					and	127.00	174.00	47.00	2.06
6159RC	5150	19722	90	-55	84.00	50.00	61.00	11.00	1.21
					and	64.00	81.00	17.00	0.95
6160RC	5129	19722	90	-55	135.00	76.00	81.00	5.00	2.76
					and	96.00	112.00	16.00	4.35
6186RD	5327	19722	90	-60	230.50	93.00	100.00	7.00	1.46
					and	110.00	124.00	14.00	1.25
					and	128.00	143.00	15.00	1.32
					and	158.00	167.00	9.00	2.07
					and	180.00	189.00	9.00	1.07
6185RD	5365	19720	90	-60	193.70	98.00	133.00	35.00	1.53
6190RD	5311	19672	90	-60	217.50	112.00	122.00	10.00	0.97
					and	178.00	184.30	6.30	2.72
6192RC	5144	19496	90	-55	147.00	64.00	98.00	34.00	2.78
					and	102.00	118.00	16.00	1.37
6191RC	5170	19495	90	-55	124.00	21.00	29.00	8.00	3.81
6184RC	5155	19466	90	-60	135.00	74.00	79.00	5.00	1.84
					and	83.00	90.00	7.00	1.86
					and	95.00	104.00	9.00	1.04
6183RC	5163	19447	90	-63	69.00	51.00	63.00	12.00	1.92
C PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
6200RC	6809	2499	220	-55	150.00	85.00	96.00	11.00	1.15
6178RC	6792	2479	220	-55	130.00	82.00	85.00	3.00	9.11
6201RC	6776	2459	220	-55	100.00	57.00	74.00	17.00	0.91
6197RC	6985	2398	220	-55	99.00	18.00	26.00	8.00	1.41
6048RC	6528	2255	220	-55	60.00	23.00	46.00	23.00	1.27
6106RC	6561	2254	220	-55	70.00	30.00	44.00	14.00	1.65
6151RC	6522	2253	90	-60	123.00	85.00	101.00	16.00	0.79
6112RC	6522	2253	220	-55	54.00	7.00	17.00	10.00	2.89
					and	42.00	50.00	8.00	1.24
6047RC	6499	2252	90	-63	102.00	36.00	43.00	7.00	1.42
6105RC	6548	2239	220	-55	50.00	12.00	22.00	10.00	1.10
6108RC	6569	2226	220	-55	50.00	17.00	25.00	8.00	3.57
6049RC	6592	2218	220	-55	50.00	13.00	29.00	16.00	1.97
6116RC	6558	2213	220	-55	60.00	1.00	6.00	5.00	2.63
3818RC	6575	1940	90	-60	70.00	15.00	16.00	1.00	10.30
H WEST PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
3814RD	485	6232	90	-60	280.20	125.00	130.73	5.73	2.27
3829RC	550	6051	90	-60	130.00	116.00	119.00	3.00	3.97

* Intersections may not be true width

K PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
Hole No.	Easting Local_H	Northing Local_H	Azimuth Local_H	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
6206DD	7021	2360	270	-55	65.50	15.00	21.00	6.00	1.71
6139RC	7007	2376	270	-55	70.00	4.00	12.00	8.00	1.44
					and	15.00	20.00	5.00	2.47
6180RC	7002	2414	220	-55	100.00	48.00	57.00	9.00	1.35
6137RC	6997	2296	270	-55	54.00	2.00	20.00	18.00	1.69
6179RC	6866	2478	220	-55	105.00	6.00	12.00	6.00	1.69
6141RC	6852	2422	270	-55	73.00	5.00	20.00	15.00	2.00
					and	26.00	34.00	8.00	1.97
6202DD	6834	2679	270	-55	42.60	3.40	24.00	20.60	1.47
6203DD	6830	2630	270	-55	40.50	3.30	15.00	11.70	1.98
6178RC	6792	2479	220	-55	66.00	41.00	51.00	10.00	1.09
3827RC	6664	2576	220	-60	48.00	35.00	37.00	2.00	4.89
3823RC	6658	2389	220	-60	121.00	112.00	115.00	3.00	3.56
3824RC	6645	2373	220	-60	84.00	62.00	78.00	16.00	2.54
3831DD	6633	2360	220	-60	230.50	201.00	203.00	2.00	5.34
3839RC	6631	2579	220	-60	90.00	47.00	50.00	3.00	5.85
3848RC	6620	2564	220	-60	50.00	20.00	29.00	9.00	2.12
3825RC	6611	2411	220	-60	130.00	121.00	126.00	5.00	3.47
3841RC	6570	2405	220	-60	120.00	16.00	26.00	10.00	2.81
3842RC	6557	2390	220	-60	90.00	38.00	52.00	14.00	1.58
3833RC	6548	2414	220	-60	120.00	90.00	99.00	9.00	1.09

** Intersections may not be true width*



Drilling at Chatree Mine

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Kingsgate Consolidated Limited

ACN/ARSN: ACN 000 837 472

1. Details of substantial holder (1)

Name: Jabre Capital Partners SA

ACN/ARSN (if applicable):

The holder became a substantial holder on 16 /01 /2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	5,067,117	5,067,117	5.47%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Jabre Capital Partners SA		Ordinary Shares 5,067,117

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Jabre Capital Partners SA	Jabre Capital Partners SA	Jabre Capital Partners SA	5,067,117

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Jabre Capital Partners SA	See Attached			See Attached

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Jabre Capital Partners SA	1 Rue des Moulins, 1204 Geneva Switzerland

Signature

print name Emma Love capacity Head of Compliance

sign here date 17/01/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

KINGSGATE CONSOLIDATED LTD

Date	Amount traded	Balance	%age shs out	Total Consideration Paid AUS
			Shares Out	92,680,000
02/13/2007	260,000	260,000	0.28%	1,009,138.00
02/14/2007	37,000	297,000	0.32%	144,588.60
02/15/2007	211,471	508,471	0.55%	834,170.62
02/16/2007	44,529	553,000	0.60%	174,902.79
02/20/2007	174,085	727,085	0.78%	873,391.77
02/21/2007	166,915	894,000	0.96%	645,610.53
02/22/2007	93,000	987,000	1.06%	370,270.20
03/01/2007	50,000	1,037,000	1.12%	220,035.00
03/16/2007	25,000	1,062,000	1.15%	116,638.58
04/03/2007	50,000	1,112,000	1.20%	235,606.65
04/13/2007	100,000	1,212,000	1.31%	534,924.40
04/20/2007	100,000	1,312,000	1.42%	572,146.30
04/30/2007	100,000	1,412,000	1.52%	556,696.40
05/11/2007	50,000	1,462,000	1.58%	284,385.00
05/18/2007	176,178	1,638,178	1.77%	992,710.18
05/31/2007	131,000	1,769,178	1.91%	707,022.33
06/08/2007	50,000	1,819,178	1.96%	258,750.00
06/28/2007	50,000	1,869,178	2.02%	280,000.00
06/29/2007	125,000	1,994,178	2.15%	693,270.00
07/09/2007	100,000	2,094,178	2.26%	547,464.60
07/11/2007	50,000	2,144,178	2.31%	272,000.00
07/19/2007	25,000	2,169,178	2.34%	133,750.00
07/20/2007	50,000	2,219,178	2.39%	267,500.00
07/30/2007	70,000	2,289,178	2.47%	331,922.62
08/14/2007	75,000	2,364,178	2.55%	375,000.00
08/15/2007	50,000	2,414,178	2.60%	234,000.00
08/16/2007	67,618	2,481,796	2.68%	316,452.24
08/21/2007	29,733	2,511,529	2.71%	145,691.70
08/22/2007	182,500	2,694,029	2.91%	881,799.25
08/24/2007	60,000	2,754,029	2.97%	282,600.00
08/30/2007	100,000	2,854,029	3.08%	450,000.00
08/31/2007	100,000	2,954,029	3.19%	460,000.00
09/11/2007	100,000	3,054,029	3.30%	470,050.00
09/14/2007	75,000	3,129,029	3.38%	366,750.00
09/18/2007	100,000	3,229,029	3.48%	533,000.00
09/20/2007	120,000	3,349,029	3.61%	630,200.00
09/21/2007	50,000	3,399,029	3.67%	267,500.00
09/25/2007	38,340	3,437,369	3.71%	201,285.00
09/26/2007	61,660	3,499,029	3.78%	318,438.90
09/28/2007	28,793	3,527,822	3.81%	153,178.76
10/02/2007	75,000	3,602,822	3.89%	400,500.00
10/03/2007	40,000	3,642,822	3.93%	212,400.00
10/04/2007	50,000	3,692,822	3.98%	274,500.00
10/08/2007	30,000	3,722,822	4.02%	162,900.00
10/12/2007	40,000	3,762,822	4.06%	225,200.00
10/24/2007	60,000	3,822,822	4.12%	318,000.00
11/07/2007	25,000	3,847,822	4.15%	131,250.00
11/13/2007	95,379	3,943,201	4.25%	505,508.70
11/15/2007	50,000	3,993,201	4.31%	255,500.00
11/16/2007	45,000	4,038,201	4.36%	229,050.00
11/19/2007	36,848	4,075,049	4.40%	186,819.36
11/20/2007	49,158	4,124,207	4.45%	245,790.00
11/21/2007	47,099	4,171,306	4.50%	238,791.93
11/23/2007	23,686	4,194,992	4.53%	117,008.84
11/26/2007	32,312	4,227,304	4.56%	162,206.24
11/27/2007	27,353	4,254,657	4.59%	137,585.59
12/10/2007	(157,491)	4,097,166	4.42%	(706,772.36)
12/11/2007	50,000	4,147,166	4.47%	224,000.00
12/17/2007	67,226	4,214,392	4.55%	305,206.04
01/03/2008	50,000	4,264,392	4.60%	237,500.00
01/07/2008	61,687	4,326,079	4.67%	305,967.52
01/08/2008	71,704	4,397,783	4.75%	354,934.80
01/09/2008	78,296	4,476,079	4.83%	397,908.10
01/10/2008	19,275	4,495,354	4.85%	96,667.98
01/15/2008	100,000	4,595,354	4.96%	490,000.00
01/16/2008	471,763	5,067,117	5.47%	2,425,144.88

END